Confidential Treatment Requested by International Battery Metals Ltd.
Pursuant to 17 C.F.R. Section 200.83 (Rule 83)

As confidentially submitted to the Securities and Exchange Commission on February 7, 2025

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-1

INTERNATIONAL BATTERY METALS LTD.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1400	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6100 Tennyson Parkway, Suite 240
Plano, Texas 75024
(832) 683-8839
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Norma Garcia
General Counsel
International Battery Metals Ltd.
6100 Tennyson Parkway, Suite 240
Plano, Texas 75024
(832) 683-8839
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies To

Kara L. MacCullough

Grant J. Levine

Greenberg Traurig, P.A.

401 East Las Olas Boulevard, Suite 2000

Fort Lauderdale, FL 33301

(954) 765-0500

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement, as determined by market and other conditions.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to completion, dated February 7, 2025

[●] Common Shares

[●] Warrants

INTERNATIONAL BATTERY METALS LTD.

We have completed a series of private placements of units, with each unit consisting of one common share and one warrant (which represents the right to acquire one common share). This prospectus relates to the registration of the resale or other distribution by the selling shareholders named herein of the shares, warrants and the shares underlying the warrants issued as part of the private placement (the “23/24 Warrants”). Specifically this prospectus relates to the resale or other disposition of (i) up to [●] of our common shares (“Common Shares”), consisting of up to [●] Common Shares previously issued and up to [●] Common Shares that may be issued upon the exercise of warrants to purchase Common Shares (“Warrants”), and (ii) up to [●] Warrants to purchase Common Shares, by the selling shareholders named in this prospectus. Our Common Shares are listed on the TSX Venture Exchange (the “TSXV”) under the symbol “IBAT.” Our Common Shares also trade on the Over-The-Counter Markets in the United States on the OTCQB of the OTC Markets Group, Inc. (“OTC”) under the symbol “IBATF”. On February 3, 2025, the last reported sale price of our Common Shares on the TSXV was CAD$0.48 per share, or US$0.700 based on the exchange rate of CAD$1.4603 to US$1.00 as published by the Bank of Canada as of that date.

We are registering the offer and sale of the shares covered by this prospectus to satisfy certain registration rights we have granted to the selling shareholders. The selling shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of their Common Shares or interests in their Common Shares on any stock exchange, market or trading facility on which the Common Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. We will not receive any of the proceeds from the sale or other disposition of the Common Shares by the selling shareholders. We will, however, receive the net proceeds of any of the Warrants exercised for cash. See “Use of Proceeds” on page 28 and “Plan of Distribution” beginning on page 70 of this prospectus for more information. In connection with any sales of shares offered hereunder, the selling shareholders and any agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, (the “JOBS Act”), and, and a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K under the Securities Act, as such, we have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary – Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 5 of this prospectus for a discussion of the risks that you should consider in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated February 7, 2025.

Neither we nor the selling shareholders have authorized any other person to provide you with different or additional information other than that contained in this prospectus. We and the selling shareholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. The selling shareholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or such other date stated in this prospectus, and our business, financial condition, results of operations and/or prospects may have changed since those dates.

For investors outside the United States: We have not, and the selling shareholders have not, taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby and the distribution of this prospectus outside the United States.

In this registration statement, unless the context otherwise requires, the terms “we,” “us,” “our,” “Company” or “IBAT” refer to International Battery Metals Ltd., together with its direct and indirect wholly-owned subsidiaries, IBAT USA, Inc. and Selective Adsorption Lithium Inc.

Unless otherwise noted herein, all references to “CDN$,” “CAD$,” or “Canadian dollars” are to the currency of Canada and “$,” “dollars,” “US$,” “United States dollars,” or “U.S. dollars” are to the currency of the United States.

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IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY
AND A SMALLER REPORTING COMPANY

As a company with less than $1.235 billion in revenue during its most recently completed fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	Reduced disclosure about the Company’s executive compensation arrangements;

●	Exemptions from non-binding shareholder advisory votes on executive compensation or golden parachute arrangements;

●	The Company’s election under Section 107(b) of the Jumpstart Our Business Startups Act of 2012 to delay adoption of new or revised accounting standards with different effective dates for public and private companies until those standards would otherwise apply to private companies; and

●	An exemption from the auditor attestation requirement under Section 404(b) of the Sarbanes-Oxley Act of 2002 in respect of management’s assessment of the Company’s internal control over financial reporting, which requirement would otherwise apply if we ceased to qualify as a smaller reporting company under the rules of the SEC.

We may take advantage of these accommodations until the last day of the fiscal year following the fifth anniversary of the date on which it first sells common equity securities pursuant to a registration statement under the Securities Act, or such earlier time that we are no longer an emerging growth company. We will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of our fiscal year containing the fifth anniversary of the date on which we completed our initial public offering of securities.

We cannot predict whether investors will find the Common Shares less attractive because we rely upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from the Company’s development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company’s business, financial condition and results of operations.

We are also a “smaller reporting company” as defined under the Securities Act and Exchange Act. We may continue to be a smaller reporting company so long as either (i) the market value of our common shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our common shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, similar to emerging growth companies, if we are a smaller reporting company under the requirements of (ii) above, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

We may choose to take advantage of some or all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

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RISK FACTORS SUMMARY

The following is a summary of some of the principal risks that could adversely affect our business, financial condition, or results of operations. This summary should be read together with the more detailed description of each risk contained in the section “Risk Factors” in this prospectus.

Risks Related to Our Business

●	We are in the early commercialization stage of our business and have a very limited history of operations, and therefore will be subject to many risks.
●	Our success as a company developing technology to extract and process lithium depends largely on our research and development capabilities and our ability to secure capital to fund operations.
●	We have historically incurred losses, expect future losses, and may never achieve or maintain profitability.
●	The success of our business will depend on our ability to convert target customers into future pipeline of potential contracts and future contracted revenues into actual revenues, and we may fail to do so. We may be exposed to counterparty risks with respect to our arrangements with future customers. Our prospects and operations may be adversely affected by changes in demand for lithium-based products.
●	We are a pre-revenue, development stage company with an untested business plan in an industry with no generally accepted measure of the market size, which makes it difficult for us to forecast our financial results, creates uncertainty as to how investors will evaluate our prospects, and increases the risk that we will not succeed.
●	As a development stage company, we are subject to the risks associated with new businesses.
●	We have a large, accumulated deficit, expect future losses, and may never achieve or maintain profitability.
●	Our failure to manage our anticipated growth successfully may adversely affect our operating results.
●	Our ability to continue as a going concern is dependent on several factors beyond our control.
●	We may need to continue to raise capital and we face various risks in doing so.
●	We face intense competition, and we may not be able to compete successfully.
●	Demand and fluctuation in market prices for lithium will greatly affect the results of our operations and our ability to successfully execute on our business plan.
●	Our long-term success depends on our ability to enter into and deliver lithium carbonate product under offtake agreements.
●	We may not be successful in our efforts to lease our MDLE Plant or license our technology, which could adversely affect our business.
●	There is risk to the growth of lithium markets and the supply of lithium sources.
●	As a smaller, development-stage company, we are likely to be more sensitive to competitive pressures that will cause our revenues and gross margins to fluctuate from quarter to quarter.
●	We rely on our management and key employees, and we may not be able to attract, train and retain a sufficient number of qualified employees to maintain and grow our business.
●	Volatility in the demand for lithium products or the development of alternative battery technologies that do not utilize lithium inputs may negatively impact overall prospects for growth of lithium marketing and pricing.
●	Changes in government incentives relating to lithium-based end products may negatively impact our future success.
●	Environmental risks and stringent regulations related to lithium-based products may lead to additional disclosure requirements and substantial expenditures to ensure compliance.
●	Our business is subject to hazards common to chemical and natural resource extraction businesses, any of which could injure our employees or other persons, damage our facilities or other properties, interrupt our production and adversely affect our reputation and results of operations.
●	Uncertain geopolitical tensions between the United States and China may adversely affect demand for lithium-based products.
●	We may be exposed to claims and other legal actions that may adversely affect us.
●	We expect that we will be dependent on one or a small group of customers for most of our revenue, and our failure to expand our customer base would have an adverse effect on our business growth and may result in changes to our business strategy.
●	Our dependence on third-party suppliers could negatively affect our operating results.

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●	Global financial conditions pose risks for us.
●	We may not be able to obtain or maintain sufficient general liability insurance.
●	Increased cybersecurity requirements, vulnerabilities, threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, products, solutions, services and data.
●	We have no restrictions on the ability of our directors and officers to serve on the boards of directors or as officers of other companies, with the result that potential conflicts of interest may arise.
●	The requirements of being a reporting public company in the United States may strain our resources and divert management’s attention.
●	Failure to maintain effective controls over financial reporting could have a material adverse effect on our business and share price.
●	Changes in U.S. tax laws and tax examinations could have a material adverse effect on our business, cash flow, results of operations and financial conditions.
●	We face risks relating to natural disasters, public health crises, political crises, and other catastrophic events or other events outside of our control.
●	We are required to comply with anti-corruption and bribery laws, and the potential for significant penalties could result in material adverse effect on our reputation and results of operations.
●	We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

Risks Related to Government Regulation

●	We anticipate that we are and will continue to be, subject to the authority and approvals of certain regulatory agencies, both domestically and internationally, with regard to the development, testing, manufacture, and installation of the MDLE Plant, and there can be no assurance that any required regulatory approvals may be obtained or maintained.
●	We may not have or be able to obtain adequate funding to complete any additional studies or other steps that regulatory authorities may impose in assessing our technology for regulatory approval.
●	Domestic and foreign government regulation and enforcement of data practices and data tracking technologies is expansive, broadly defined and rapidly evolving. Such regulation could directly restrict portions of our business.
●	Indemnification of our officers and directors may cause us to use corporate resources to the detriment of our shareholders.
●	Resource Extraction companies are subject to numerous stringent laws, regulations and standards, including environmental protection laws and regulations. If any changes occur that would make these laws, regulations and standards more stringent, it may require capital outlays in excess of those anticipated or cause substantial delays, which would have a material adverse effect on our operations.
●	Canada’s new modern slavery reporting legislation may adversely affect supply chains and the Company’s business and retention of key employees, directors, and officers.

Risks Related to Intellectual Property

●	Patent terms may be inadequate to protect our competitive position on our core technology for an adequate amount of time and do not necessarily address all potential threats to our business.
●	We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.
●	Our ability to obtain intellectual property protection for our technology is limited. If we cannot obtain intellectual property protection for our technology our business may be negatively impacted.
●	If we infringe the intellectual property rights of others, we may be required to cease operations related to infringement in some markets and our business may be negatively affected.

Risks related to our Common Shares

●	If we sell Common Shares in future financings or if we issue shares related to warrants, options and restricted share units, existing shareholders may experience immediate dilution and our share price may decline consequently.
●	Our Common Shares are considered a “penny stock,” and is thereby subject to additional sale and trading regulations that may make it more difficult to sell. Further, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.

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GLOSSARY OF INDUSTRY TERMS

Unless otherwise indicated in this prospectus, the following terms have the indicated meanings.

“DLE” means direct lithium extraction.

“EVs” means electric vehicles.

“ESG” means environmental, social, and governance.

“mg/L” milligrams per liter.

“MDLE” means modular direct lithium extraction.

“ppm” means parts per million.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. Although we believe the data from these third-party sources are reliable as of their respective dates, such third-party sources generally do not provide any assurances regarding the accuracy or completeness of this information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors”. These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements”.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that we believe are, or may be considered to be, “forward-looking statements” within the meaning of U.S. federal securities laws and Canadian provincial and territorial securities laws. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on current beliefs, expectations or assumptions, whether express or implied, regarding the future of the business, future plans and strategies, operational results and other future conditions and are being made pursuant to the “safe harbor” provisions of U.S. federal securities laws and Canadian provincial and territorial securities laws.

All statements other than statements of historical fact included in this registration statement regarding the prospects of the Company’s industry or its prospects, plans, financial position or business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as “plans,” “expects” or “does not expect,” “is expected,” “look forward to,” “budget,” “scheduled,” “estimates,” “forecasts,” “will continue,” “intends,” “the intent of,” “have the potential,” “anticipates,” “does not anticipate,” “believes,” “should,” “should not,” or variations of such words and phrases that indicate that certain actions, events or results “may,” “could,” “would,” “might,” or “will,” “be taken,” “occur,” or “be achieved,” or the negative of these terms or variations of them or similar terms. Furthermore, forward-looking statements may be included in various filings that we make with the SEC or press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Although we believe that the expectations reflected in these forward-looking statements are reasonable, it cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements.

Specifically, this prospectus contains forward-looking statements regarding:

●	any assumptions that we make regarding the data that we may rely on as well as our knowledge of the industry;

●	our strategy, future operations, financial positions, estimated revenues and losses, forecasts, projected costs, prospects and plans;

●	our ongoing commitment to research and development and innovation;

●	our intention to expand into new geographical areas as well as our opportunities and strategies for growth, including our intention to expand into international markets;

●	our ability to identify and pursue customers that are complementary to our strategy;

●	our expectations regarding competition in the industry, as well as our ability to compete effectively;

●	our ability to attract and retain talent and the effectiveness of our compensation strategies and leadership;

●	our future capital requirements and ability to source additional working capital, as well the uses of such funds;

●	our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	our expectations regarding the expenses that we may incur, as well as our ability to generate revenue and sustain profitability; and

●	our ability to comply with the various obligations of our existing license agreements and any future license agreements that we may enter into.

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These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties, and assumptions. Forward-looking information contained in this prospectus while considered reasonable by us as of the date of such statements, does not take into account the effect of transactions or other items announced or occurring after the statements are made. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date hereof, unless otherwise required by law. You should not place undue reliance on any forward-looking statements contained in this prospectus. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

●	our ability to compete with other companies and implement a robust business plan;

●	our belief in the sufficiency of our intellectual property rights in our technology;

●	the success or failure of management’s efforts to continue to develop the second gen MDLE Plant technology;

●	our ability to attract a substantial customer base to successfully establish and maintain appropriate collaborations and derive significant revenue from those collaborations;

●	rapid technological change that could cause our technology to become obsolete and if we do not improvise on our technology through our research and development efforts, we may be unable to effectively compete;

●	the loss of key members of our management team;

●	our ability to expand in existing and new markets;

●	our ability to obtain adequate or timely funding to expand our business; and

●	other risks, including those described under the headings “Risk Factors Summary” and “Risk Factors” in this prospectus.

You are advised to consult any additional disclosures we make in its reports to the SEC. All subsequent written and oral forward-looking statements attributable to we or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is incomplete and does not contain all the information you should consider in making your investment decision. You should read the entire prospectus carefully before investing in our Common Shares. You should carefully consider, among other things, our financial statements and the related notes and the sections entitled “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Unless otherwise indicated or the context otherwise requires, the terms “we,” “us,” “our,” and “our company” refer to International Battery Metals, Inc.

Our Company

Overview

We are an advanced technology and manufacturing company focused on environmentally responsible methods of extracting lithium compounds from brine. We provide our technology and equipment to holders of resource properties such as oilfield brines, subsurface brine aquifers and industrial customers who have lithium rich brine by-products from their operations. Our proprietary extraction process is sustainable, low cost and capable of producing high-quality commercial grade lithium products.

Market Opportunity

In recent years, the lithium-ion battery market has been the primary driver of the growth of lithium demand and is anticipated to continue to drive growth in the future. The proliferation of vehicle electrification has required a significant increase in the production of lithium-ion batteries, which is expected to drive lithium market growth over time. Moreover, pressure from regulators on automakers to reduce carbon dioxide emissions from vehicles has resulted in further demand for lithium-ion batteries in the automotive sector, as automakers shifted interest toward producing more EVs. However, recent market forecast for demand associated with the EV market, a primary market for lithium-ion batteries, has declined as the rate of sales growth for EVs has slowed. This has led to market perception that the lithium market is oversupplied and resulted in a dramatic decline in prices for lithium carbonate and lithium hydroxide, the primary lithium compounds used to produce lithium-ion batteries. We expect these market conditions to continue for the next year, which emphasizes the importance of being the low-cost lithium extraction technology.

Traditionally, lithium has been produced from either hard rock mining or solar evaporation ponds which each produce lithium with high environmental costs.

●	Hard rock mining entails drilling and blasting of solid rock in open pit mines to obtain the lithium containing minerals spodumene, lepidolite or petalite which can be crushed and processed to extract lithium. The hard rock mining process is very energy intensive and consumes large quantities of water and chemicals. Furthermore, hard rock mining produces significant amount of waste rock or tailings which can contain toxic chemicals or heavy metals.

●	In solar evaporation for lithium extraction, lithium containing brines are pumped from underground aquifers into large ponds on the surface, resulting in the long-term depletion of the aquifer. [This process consumes a staggering amount of water, with some studies reflecting that approximately [180+] metric tons of water is necessary to produce 1 metric ton of lithium.] The brine is concentrated by allowing the water to evaporate over 12 to 18 months. The brine is then processed to extract the lithium salts by removing other metals and dissolved solids through chemical processes that include large quantities of freshwater, often depleting, and risking contamination of nearby freshwater aquifers. The lithium salts are then further processed into either lithium carbonate or lithium hydroxide for shipment to customers.

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In response to the environmental costs of hard rock mining and the use of solar evaporation to extract lithium compounds, the industry has focused on developing direct lithium extraction (“DLE”) technologies. DLE technologies are focused on extracting the lithium compounds directly from the brine and allowing the brine to be re-injected back into the reservoir. While DLE technologies still require freshwater, the systems are designed to recycle the freshwater to reduce the environmental impact. The development of DLE technologies have focused on adsorption technologies, ion exchange, solvent extraction and membrane technologies. While each of these technologies have made advancements in the laboratory and small pilot scale projects, the only one project that has achieved commercial success was designed and overseen by our founder, Dr. Burba, based on the first generation of technology on which our technology is based.

Our Strategy

Our strategy is to continue to build upon the proprietary technology developed by Dr. Burba and develop and deploy DLE technologies that effectively extract lithium with a lower capital expenditure and operational costs and leave a significantly smaller environmental footprint than our competitors and competing technologies. We believe that our strategy of employing advanced brine extraction technologies and methodologies for selective mineral extraction is less capital intensive and a more environmentally responsible approach compared to traditional lithium extraction processes of hard rock mining and solar evaporation. We believe that this approach is environmentally sustainable because our process does not deconstruct land structures as is the case from hard rock mining nor does it waste precious water as is the case in solar evaporation. Instead, our technology is designed to extract the desired metal salts from subsurface brine and typically re-injects the brine into the aquifer to maintain pressure after lithium extraction. Essential features of our growth strategy include:

●	Deploy our current MDLE Plant in a Commercial Setting. We are the only DLE technology provider that has developed and deployed a commercial scale MDLE Plant for a demonstration project, which produced approximately 25 tons of battery-grade lithium carbonate during the demonstration period. We intend to build upon this success by deploying our initial MDLE Plant with industrial customers that have already committed to DLE technologies.

●	Continue the Development of the Second Generation of MDLE Plant Technology. We believe that our patented MDLE Plant technology will continue to be an important component of the green energy transition. Consequently, we plan to partner with resource owners and other stakeholders who are committed to using DLE technologies to maximize their extraction capacity of lithium in line with the regulatory timeline. While our MDLE Plants are modular and capable of being located on a wide variety of geographies, the MDLE Plant must be customized to the specific needs and resources of each customer.

●	Expand into new geographic areas. We believe there is increasing support by U.S. and international governments for the sustainable production of lithium compounds. We plan to expand our operations in North America and into new geographical areas.

Our Strengths and Competitive Advantage

We believe our patented MDLE Plant technology provides us the following competitive advantages as compared to other DLE technologies and other lithium extraction processes:

●	Demonstrated Commercial-Scale Technology. Based on the results of our 2024 demonstration study, our proprietary MDLE Plant technology is capable of achieving commercial scale production of lithium chloride which can be processed into lithium carbonate with over 99% purity. In a September 2022 pilot test of our MDLE Plant we achieved an average of 81% lithium extraction with an average of 69% lithium recovery to product and obtained water recovery of approximately 94%. In June 2023, a third-party laboratory performed a supplemental laboratory demonstration test which confirmed the MDLE Plant could achieve overall recovery of lithium of 95%.

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●	Increase Lithium Recovery through our Highly Selective Proprietary Absorption Technology. The proprietary absorbent utilized in our proprietary extraction columns is highly selective of lithium ions and screens for chloride ions which efficiently produces a lithium chloride solution by flushing the extraction columns with fresh water. Competing direct lithium extraction technologies use various combinations of selective membranes and ion exchanges, requiring alternating applications of acids and bases with less selectivity, resulting in having to run multiple cycles and generating excess salts as waste materials. Our process benefits from reduced cycles, reducing energy consumption, eliminating most of the chemicals and avoiding waste materials.

●	Maximize Water-Conservation though Reduced Water Usage and Waste. Our MDLE Plant and extraction process for lithium chloride has significant water conservation advantages for both the management of the brine aquifers and reduction of clean water usage as compared to other DLE technologies. Our proprietary process maintains the cleanliness of the water used in the process because it does not require chemicals for the lithium extraction.

●	Eliminate Dangerous Chemicals in the Lithium Extraction Process. Our proprietary MDLE extraction absorption process does not rely on hydrochloric acid and sodium hydroxide to process the brine. Instead, our absorbent removes the lithium and allows the remaining brine to be injected back into the aquifer without further treatment. This has cost advantages over competitors that use chemicals in their process as they must either dispose of the contaminated brine (reducing the brine aquifer), or further process the brine for reinjection. Additionally, for the clean water used in our process, we are able to recycle up to 98% of the water due to the efficiency of our reverse osmosis unit and the lack of chemicals in the process.

●	Enhance Optionality for Plant Design and Reduce CapEx Though our Patented Modular Technology. The modular design of our proprietary and patented MDLE Plant provides an economic advantage compared to existing alternative technologies based on our ability to customize the plant to reflect site limitations and requirements. Our MDLE Plant customers can customize the MDLE Plant to meet the specific site requirements, by modifying the modules to support the size and geography of the resource site, the quantity of brine available, the concentration of lithium in the brine, and their desired level of production. Furthermore, the modularity gives customers the option to scale up operations by adding additional modules in the future with little disruption to the existing operations. The modules are fabricated in manufacturing facilities which reduces costs from traditional onsite construction plants.

●	Deliver Customers Cost-Efficient DLE with Reduced Operating Costs. As a result of our highly selective absorption process and the elimination of chemicals from the extraction process, our MDLE Plant is more efficient for customers and has lower operating costs as compared our DLE competitors.

Company History and Executive Offices

We were originally incorporated under the Business Corporations Act (British Columbia) on July 29, 2010. On April 13, 2018, pursuant to a share exchange agreement (the “Share Exchange Agreement”) we acquired (i) from North American Lithium, Inc. (“NAL”) all of its data, analysis and reports related to lithium extraction from oilfield brines for petrol-lithium extraction projects, (ii) from Selective Adsorption Lithium, Inc., (“SAL”) all of the outstanding shares of SAL, and (iii) from the SAL shareholders additional intellectual property, including patents, relating to lithium extraction from oil field brines for petro lithium extraction projects. Dr. John Burba, the Company’s Chief Technology Officer, and two former employees and members of the Company’s Board of Directors were the shareholders of NAL and SAL. The purpose of the transaction was to focus all the Company’s efforts on the development of Dr. Burba’s vision for lithium extraction technologies and the development of a MDLE Plant. In connection with the acquisitions, we issued 4,700,000 Common Shares at closing and subsequently issued 20,609,488 Common Shares upon the satisfaction of certain milestones. In addition, we entered into a royalty agreement with NAL pursuant to which we agreed to pay on a fiscal quarterly basis a royalty equal to 5% of our product income (as defined in the Royalty Agreement). In connection with the acquisitions, we changed our name to International Battery Metals, Inc. in September 2017. Our principal executive offices are located at 6100 Tennyson Parkway, Suite 240, Plano, Texas 75024.

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THE OFFERING

Common Shares offered by the selling shareholders	Up to an aggregate of [●] Common Shares, consisting of (a) up to [●] Common Shares previously issued to the selling shareholders and (b) up to [●] Common Shares that may be issued to the selling shareholders upon the exercise of Warrants held by the selling shareholders.

Warrants offered by the selling shareholders	Up to [●] Warrants to purchase Common Shares.

Common Shares outstanding prior to the exercise of any Warrants as of January 1, 2025	242,908,091 Common Shares.

Common Shares outstanding assuming the exercise of all Warrants as of January 1, 2025	286,452,512 Common Shares.

Terms of the offering	The selling shareholders will determine if, when and how they will dispose of the Common Shares registered pursuant to the registration statement of which this prospectus forms a part. See “Plan of Distribution.”

Use of proceeds	The selling shareholders will receive all of the proceeds from the sale or other disposition of the Common Shares covered by this prospectus. We will not receive any proceeds from such sales or dispositions. We may receive proceeds from the cash exercise of the Warrants by the selling shareholders. See “Use of Proceeds.”

Plan of distribution	The selling shareholders may sell all or a portion of the Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. Registration of the resale of the Common Shares does not mean, however, that such Common Shares necessarily will be offered or sold. See “Plan of Distribution.”

Risk factors

Investing in our Common Shares involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus for a discussion of factors you should consider before making a decision to invest in our securities.

The potential issuance of additional Common Shares could result in the dilution of the ownership interests of the holders of our securities and may create downward pressure on the trading price, if any, of our Common Shares. The registration rights of certain of our shareholders and the sales of substantial amounts of our Common Shares following the effectiveness of the registration statement of which this prospectus is a part or other effective registration statements of the Company, or the perception that these sales may occur, could cause the market price of our Common Shares to decline and impair our ability to raise capital.

Listing information	Our Common Shares are listed on the TSXV under the symbol “IBAT” and are also traded on the OTC under the symbol “IBATF”. We cannot assure you that an active trading market for our Common Shares will develop on the TSXV, OTC, or elsewhere or, if developed, that any market will be sustained. There is no active trading market for the Warrants.

In this prospectus, unless otherwise indicated, the number of Common Shares outstanding as of January 1, 2025 and the other information based thereon:

●	Does not reflect 12,283,216 Common Shares issuable upon exercise of outstanding Stock Options;

●	Does not reflect 3,927,630 Common Shares issuable upon vesting of outstanding RSUs;

●	Does not reflect Common Shares that may be issued under the Stock Option Plan pursuant to future awards of Stock Options, which amount shall not exceed 10% of the issued and outstanding Common Shares plus shares issuable upon exercise of all outstanding Stock Options on the particular date of the grant of any Stock Option;

●	Does not reflect Common Shares that may be issued under the Restricted Share Unit Plan pursuant to future awards of RSUs, which amount shall not exceed 10% of the issued and outstanding Common Shares subject to a maximum of 20,577,824 Common Shares; and

●	Does not reflect the exercise of outstanding Warrants to purchase up to 43,544,421 Common Shares.

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RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks described in “Risk Factors” before deciding to invest in our securities. If any of these risks actually occur, our business, financial condition and results of operations would likely be materially adversely affected. In such case, the trading price of our securities would likely decline, and you may lose all or part of your investment.

Risks Relating to Our Business

We are in the early commercialization stage of our business and have a very limited history of operations, and therefore will be subject to many risks.

We are in early commercialization stage of our business and have a very limited history of operations. Our business prospects must be considered in light of the risks, expenses, and difficulties often encountered by companies at this stage. Since we have not yet achieved full commercialization, the risks include but are not limited to: ability to raise sufficient capital, continued operating losses, difficulty in implementing our business plan, uncertainty regarding our ability to generate revenue and be profitable, uncertainty of the success and acceptance of our technology, the evolving and unpredictable nature of our business, our ability to anticipate and adapt to a rapidly evolving market, acceptance by consumers of our proprietary technology and our patented MDLE Plant, our ability to identify, attract and retain qualified personnel, reliance on third parties to carry out contractual arrangements, commercialization or other activities, cost and complexity of compliance with regulations in connection with our operations, and meeting the challenges of the other risk factors described herein. There can be no assurance that we will succeed in adequately mitigating any of these risks. In addition, the novel nature of our business and technologies could result in unforeseen costs, additional changes to the process chemistry and engineering, and other unforeseen circumstances that could result in additional delays relating to the further development and commencement of commercial operations of the MDLE Plant, all of which could have a material adverse effect on our business, financial condition, and results of operations.

Our success as a company developing technology to extract and process lithium depends largely on our research and development capabilities and our ability to secure capital to fund operations.

Our success as a company developing technology to extract and process lithium depends on our ability to develop and implement more efficient production capabilities of our patented MDLE Plant technology. Many DLE technologies are emerging and being tested at scale, with a handful of projects already in the commercial stage. Furthermore, the industries and market segments in which we operate are subject to rapid technological developments, evolving industry standards, changes in customer requirements, including with respect to purity, and competitive new products and features. As a result, our success, in part, will depend on our ability to build and enhance our MDLE Plant technology offerings in a timely and efficient manner and to develop and introduce new products that meet our customers’ demands. We expect to make significant investment in research and development of lithium extraction and processing, and we will need to continue to invest heavily to scale our operational capabilities to ultimately enable our customers to extract sufficient levels of lithium that would meaningfully impact our revenue. We cannot assure you that our future research and development efforts will be successful or be completed within the anticipated time frame or budget. There is no guarantee we will achieve anticipated sales targets or be able to operate in a profitable manner. In addition, we cannot assure you that our existing or potential competitors will not develop technologies which are similar or superior to our technology or are more competitively priced. As it is often difficult to project the time frame for developing new technologies and the duration of the market window for these products, there is a substantial risk that we may have to abandon a potential technology that is no longer commercially viable, even after we have invested significant resources in the development of such technologies. If we fail in developing competitively advantaged technology or securing adequate capital, our business, prospects, financial condition and results of operations may be materially and adversely affected.

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We must incur significant expense in sales and marketing to launch a new product or technology, and we may not generate sufficient revenue from new offerings to offset our costs.

We invest, and plan to continue to invest, significant capital and resources in attracting new customers by marketing our technology to customers who have brine resources from existing chemical, mineral and metal production, and brine aquifer resource holders. We may not even be able to recoup the costs that we incur to attract new customers. In addition, delays in implementing effective sales and marketing strategy to attract new customers could negatively impact our revenue and operating results. The time that it takes for us to recover our investment after implementation of the MDLE Plant technology at a customer’s site depends on various factors including our customer acquisition costs and customer retention rate. Because of the lengthy period of time required to recoup our investment, unexpected developments beyond our control could occur that result in the customer ceasing or suspending use of our MDLE Plant before we generate any revenue from it, which would impose additional challenges in our ability to repurpose our MDLE Plant for other customers or applications. For example, in September 2024, US Magnesium determined to temporarily suspend its operations due to the depressed lithium carbonate pricing environment, and as a result, we do not have any revenues under contract as of the date of this prospectus. Any termination or suspension by a customer of their use of our MDLE Plant technology could negatively impact customer adoption generally. Because of any of the above, we may ultimately be unable to recover the full investment that we make in attracting new customers or achieve any level of profitability from such product offering.

We have historically incurred losses, expect future losses, and may never achieve or maintain profitability.

We are a pre-revenue, development stage company. We have incurred substantial losses since our inception, and we expect to incur additional operating losses as a result of ongoing operating costs, including the additional costs of operating as a public company. The extent of our future losses is unpredictable, and our prospects must be weighed against the risks and uncertainties encountered by us in the continuously evolving mining and minerals industry, including the risks described throughout this prospectus. If we cannot successfully address these risks, our business and financial condition may suffer.

The success of our business will depend on our ability to convert target customers into future pipeline of potential contracts and future contracted revenues into actual revenues, and we may fail to do so. We may be exposed to counterparty risks with respect to our arrangements with future customers. Our prospects and operations may be adversely affected by changes in demand for lithium-based products.

We expect that our success will be highly dependent, especially for the foreseeable future, on our ability to effectively build and market the MDLE Plant technology. We also expect that our success will depend on our ability to convert target customers into future pipeline of potential contracts and subsequently turn contracted revenues into actual revenues. Any future contracted revenues and our estimated pipeline of future customers may not fully convert into actual revenues because our customers may have the right to terminate or suspend their contracts if we do not meet our obligations therein, and some may even have the right to terminate for convenience. We may have difficulty meeting our contractual obligations, including processing the contractual guaranteed quantities of Lithium Chloride. Recently, in September 2024, US Magnesium, our only customer to date, has suspended its operations (including its use of our MDLE Plant at its site), and we do not know if and when we will be able to resume future commercial launch operations for such customer. Furthermore, while we are aiming to contract with more customers, we are unable to predict the future level of demand for our MDLE Plant technology that will be generated by our future customers. In addition, we cannot assure that any of our future customers will not cease purchasing our proprietary technology. Should future customers prefer DLE technology from our competitors, they may significantly reduce orders or seek price reductions in the future. For these reasons, it is possible that the value of our future contracted revenues may be significantly lower than we currently estimate or aim to achieve. Moreover, customers may expect us to build a pilot MDLE Plant prior to any meaningful commercialization and processing activities may occur, which would result in additional unbudgeted costs and time delays that may make a project unprofitable. Any of these counterparty risks could have a material adverse effect on our revenue, profitability, and results of operations.

We are also vulnerable to changes in consumer preferences or other market changes. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, our potential customers may choose not to expend the amounts that we anticipate based on our expectations with respect to the addressable market for lithium-based products. There could be several other effects from adverse general business and economic conditions on our business, including insolvency of any of our third-party suppliers or contractors, decreased consumer confidence, decreased discretionary spending and reduced customer demand for lithium products more generally, which could have a material adverse effect on our business, financial condition and results of operations.

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We are a pre-revenue, development stage company with an untested business plan in an industry with no generally accepted measure of the market size, which makes it difficult for us to forecast our financial results, creates uncertainty as to how investors will evaluate our prospects, and increases the risk that we will not succeed.

Pursuant to the Share Exchange Agreement with NAL and SAL on April 13, 2018, we were established to develop and market technology to extract lithium from brine. We have not yet established profitable operations or generated revenue. We realized a net loss from operations of $8.5 million and $3.7 million for the years ended March 31, 2024, and 2023, respectively. We have an untested business plan, and the royalty structure for all stakeholders, including resources owners, remains largely undefined in the lithium extraction market, which leads to uncertainty as to the terms we can expect to obtain from counterparties, which may not be sufficient to allow us to become profitable. Therefore, it is uncertain how our business model will affect investors’ perceptions and expectations with respect to our business and economic prospects. Our business model may not succeed, and no assurance can be given that we will ever generate positive cash flow.

In addition, although there are various estimates, there is no generally accepted measure of the market size for lithium-based products. As such, it is difficult for us to evaluate the market demand for our technology and product offerings consistent with our business plan. If we have overestimated the demand for our technology and product offerings based on a misunderstanding of the market size for the end product, we may not be successful in our business model, and our business, results of operations and financial condition would suffer.

As a development stage company, we are subject to the risks associated with new businesses.

We are a development stage company with no history of revenue-generating operations, and our principal asset consists of the MDLE Plant technology created by us. Therefore, we are, and expect for the foreseeable future to be, subject to all the risks and uncertainties inherent in a new business, in particular new businesses engaged in the extraction and processing of lithium. We must establish many important functions necessary to operate our business, including manufacturing and developing environmentally friendly models of lithium extraction, customizing design of our MDLE Plant technology to meet individual customer needs, establishing a managerial and administrative structure and an internal infrastructure for the Company’s compliance with various local, state and federal environmental laws and regulations including but not limited to obtaining various permits and approvals before installing our MDLE Plant technology on a customer’s site, among others.

Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties often encountered by companies in their pre-revenue generating stages, particularly those in the extraction and processing of lithium. Potential investors should carefully consider the risks and uncertainties that a company with no history of generating revenue will face. In particular, potential investors should consider that there is a significant risk that we will not be able to:

●	implement or execute our current business plan, or that our business plan is sound;
●	maintain our anticipated management team who are key to the successful implementation of our business plan;
●	raise sufficient funds in the capital markets or otherwise to carry out our business plan;
●	volatility of global prices of raw materials and lithium;
●	the nature and extent of future competition in our principal markets;
●	risks relating to the estimation of demand for lithium and its byproducts;
●	changes in governmental regulations; and/or
●	determine that the processes and technologies that we have developed are commercially viable.

If we cannot execute any one of the above, our business may fail, in which case you would lose the entire amount of your investment in us.

We also expect to encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors which we cannot foresee and plan for. It is difficult to predict future revenues and expenses, and we have limited insight into trends that may emerge and affect our business. We are a pre-revenue company facing substantial business and operational risks, including an untested market strategy, all of which makes forecasting future business results particularly difficult and results in a significant level of execution risk, which could have a material adverse effect us.

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We have a large, accumulated deficit, expect future losses, and may never achieve or maintain profitability.

We have a large, accumulated deficit, expect future losses, and may never achieve or maintain profitability. We have incurred substantial losses since our inception, and we expect to incur additional operating losses as a result of ongoing operating costs including the additional costs of operating as a public company. The extent of our future losses is highly uncertain, and our prospects must be considered in light of the risks and uncertainties encountered by us in the continuously evolving mining and minerals industry, including the risks described throughout this prospectus. If we cannot successfully address these risks, our business and financial condition may suffer.

Our failure to manage our anticipated growth successfully may adversely affect our operating results.

Our failure to manage our anticipated growth successfully may adversely affect our operating results. As we grow, we must continue to build our operational, financial and management controls, contracting relationships, marketing and business development plans and controls and reporting systems and procedures. Our ability to manage our growth will also depend upon a number of factors, including the ability for us to rapidly:

●	expand our internal financial controls and disclosure controls, particularly now that we are registering our Common Shares with the SEC and are becoming subject to U.S. federal securities laws, among other things;
●	attract and retain qualified technical personnel in order to continue to develop reliable and flexible technologies to meet evolving customer needs;
●	build a corporate development team to keep resource holders and potential industrial customers informed regarding the technical features and key selling points of our proprietary technologies, and patented MDLE Plant; and
●	develop operational engineering and maintenance support capacity for customers operating our MDLE Plants.

Implementing each of these items will increase our costs, and we cannot assure you that we will have offsetting revenue. Our inability to achieve any of these objectives could harm our business, financial condition, and results of operations.

Our ability to continue as a going concern is dependent on several factors beyond our control.

Our ability to continue as a going concern is dependent on a variety of factors, each of which are beyond our control:

●	Historically, we have relied on equity financing transactions to fund our operations, as conventional bank financing has historically not been available to us, given our early commercialization stage. If we fail to achieve our business plan or are negatively impacted by risks outside of our control, there can be no assurance that such financing transactions will be available in the future or available on such terms as are acceptable by us.
●	We face significant competition from emerging companies with DLE technologies who have substantially greater capital resources than we do. In addition to competing for access to capital, access to undeveloped resources, skilled personnel, access to equipment and materials, and potentially the ability to obtain required approvals from regulatory agencies, our competitors may offer project financing to our customers on terms and conditions which we are unable provide.
●	We are reliant on protecting our intellectual property, both patents and trade secrets, to protect our business. Patent challenges or the enforcement of patent and intellectual property rights from misappropriation can involve legal challenges and lawsuits which can incur substantial legal fees and related costs, negatively impacting our cash flow and business prospects.
●	We have spent and continue to spend substantial funds in connection with the development and commercialization of our MDLE Plant, and we have not earned any revenues to offset such expenditures.

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●	We expect to incur significant expenses and, when necessary, add additional personnel to enable us to operate as a public company, including as a result of our being subject to reporting obligations under both the Canadian Securities Act and the U.S. federal securities laws and the other U.S. laws and regulations to which we are and will become subject.
●	We have not generated any funds from our operations and we anticipate future funds from operations to be limited for the foreseeable future.
●	We may need to raise substantial capital to continue to fund our operations, support our marketing efforts, support our R&D programs, develop our engineering capabilities, and support any regulatory approval processes, and we will need funds to purchase certain components for the fabrication of our MDLE Plant to meet the potential demand for our product offering.
●	Fabrication costs and timelines can be impacted by a wide variety of factors, many of which are beyond our control and can result in a significant increase in both the time and costs to build our future MDLE Plants. These include, but are not limited to, weather conditions, ground conditions, access to construction materials, supply chain constraints, availability of equipment and supplies, customer site-specific requirements, change orders, access to engineers and skilled labor, and performance of key contractors and suppliers.

Each of these risks could materially impact our ability to continue as a going concern and our financial position.

We may need to continue to raise capital and we face various risks in doing so.

We may need to continue to raise capital to fund our business and we face several risks in seeking to do so. The current financing environment in the United States, particularly for early-stage development companies and for DLE companies like us, is exceptionally challenging and we can provide no assurances as to when such an environment may improve. If we continue to raise equity or equity-linked instruments, this may be dilutive to our existing shareholders. If we raise debt, the interest rate may be high, the financial leverage associated with the debt may add financial stress to our balance sheet and for our shareholders, and compliance with any associated negative and financial covenants contained in any debt agreement may limit our operational flexibility. There can be no assurance that additional funding will be available on terms acceptable to us, or available to us at all.

In addition, as the development and commercial deployment of our MDLE Plant is still at its early stage, our ability to fund ongoing development and the availability of financing is affected by the strength of the economy and other general economic factors. This risk could negatively affect our ability to secure additional future financing due to unfavorable lithium price volatility and demand.

We face intense competition, and we may not be able to compete successfully.

The lithium extraction market in which we participate is highly complex, competitive and growing very rapidly. It is characterized by aggressive expansion and entry from existing and new players and emerging technologies. We compete with other companies that are developing or have developed technology designed to exploit similar markets to those in which we plan to operate. However, many of these other companies have substantially greater financial and other resources than we do. There can be no assurance that developments by other companies will not adversely affect the competitiveness of our technology. The DLE industry is characterized by extensive R&D efforts and rapid technological change. Competition can be expected to increase as technological advances are made and commercial applications for DLE technology increase. In addition, our competitors may use different technologies or approaches to develop technology like the technology we have developed or may develop new or enhanced technology or processes that may be more effective and less expensive. Furthermore, battery grade lithium does not have uniform specifications among end customers. Therefore, our MDLE Plant technology installed at a customer’s site needs to be customized and tailored to extract lithium per individual customer specifications and demands. It is critical to our success that we are able to anticipate and respond to changes in technology and industry standards and new customer challenges by consistently developing and refining our core technology to meet or exceed the changing challenges and needs of our customers.

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Moreover, our success is largely dependent on our ability to achieve and maintain the competitive differentiation of our MDLE Plant technology. Any failure to develop high-quality advancements to our technology could adversely affect our reputation, our ability to sell our MDLE Plant offerings to existing and prospective customers, and our operating results. There can be no assurance that our MDLE Plant or any other technology developed by us will compete successfully or that research and new industry developments will not render our technology obsolete or uneconomical.

Demand and fluctuation in market prices for lithium will greatly affect the results of our operations and our ability to successfully execute on our business plan.

The prices of commodities fluctuate daily. Price volatility could have dramatic effects on the results of operations and our ability to execute our business plan. According to a January 2024 U.S. Geological Survey report, the average U.S. lithium carbonate price for fixed contracts was $46,000 per metric ton in 2023, which represents a decline of 32% from the average price in 2022. Although lithium prices have been on a downward trajectory, there can be no guarantees that the price of lithium carbonate will remain stable or increase, given the continued rise and focus by governments on transitioning away from fossil fuels to meet global clean energy goals. The price of lithium materials may also be reduced by the discovery of new lithium deposits and production methods, which could not only increase the overall supply of lithium (causing downward pressure on its price) but could draw new entrants into the lithium extraction industry that could compete with us. Even if our MDLE Plant technology is able to produce commercial quantities of lithium, there is no guarantee that a profitable market will exist for the sale of lithium-based end products.

Our business will be significantly affected by changes in the market price of lithium-based end products, such as lithium carbonate and lithium hydroxide. Factors beyond our control may affect the marketability of any lithium produced. The prices of various metals have experienced significant fluctuations over short periods of time and are affected by numerous factors beyond our control, including international economic and geopolitical trends, inflation, currency exchange rates, changes in interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for lithium is affected by various factors, including, among others, political events, economic conditions, and production costs in major producing regions. Furthermore, the price of lithium-based end products is significantly affected by their purity and performance, and by the specifications of end-user battery manufacturers. If the lithium produced from our MDLE Plant technology does not meet battery-grade quality and/or does not meet customer specifications, pricing will be reduced from that expected for battery-grade product. In turn, the availability of customers may also decrease. We may not be able to effectively mitigate against pricing risks for our products. Depressed pricing for lithium-based end products will affect the level of revenues expected to be generated by us, which in turn could affect our share price and the potential value of our MDLE Plant technology. There can be no assurance that the price of lithium will be such that our MDLE Plant technology can be deployed at a profit.

Our long-term success depends on our ability to enter into and deliver lithium carbonate product under offtake agreements.

We may encounter difficulty entering into and fulfilling offtake agreements for our product offerings. We may fail to deliver the quality of lithium required by such agreements or may experience production costs in excess of the price to be paid to us under such agreements. Given there are no uniform specifications among end user clients for battery grade lithium, Failure to meet these specifications could result in price adjustments, the rejection of deliveries, or termination of the contracts. Furthermore, our offtake agreements may contain force majeure provisions allowing temporary suspension of performance by the customer or us during certain events beyond the control of the affected party. As a result of these issues, we may not achieve the revenue or profit we expect to achieve from our future offtake agreements.

Our business, results of operations, and financial condition may be materially and adversely affected if we are unable to enter into offtake agreements with future customers, or incur costs in excess of the price set forth in such agreements.

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We may not be successful in our efforts to lease our MDLE Plant or license our technology, which could adversely affect our business.

The success of our business depends in large part on our ability to successfully identify new customers, generally through the leasing of our MDLE Plant to customers or the licensing of our technology. Our leasing and licensing efforts focus on identifying businesses with reliable and proven access to high quality brine that have already received regulatory environmental permits and have the infrastructure that allows us to implement our MDLE Plant technology.

We expect that the terms of any such future leases or licenses would provide that, once defined production targets are achieved, we would be entitled to rents and royalties based on the quantities of lithium carbonate produced and the prices that are realized in the market. Since future royalty payments may be tied to the successful achievement of certain commercialization benchmarks, which may or may not be achieved, we may not be able to recover our investment into the development of the MDLE Plant technology.

Furthermore, the potential lease or licensing agreements with our target customers could require us to build pilot plants for testing, which may be cost and time intensive and ultimately not yield much profit. If we are unable to identify a sufficient number of potential customers for leasing or licensing our MDLE Plant technology, or if the customers that we identify do not prove to be as valuable as we anticipated, we will not be able to successfully receive rents or royalties from those customers, and our business, financial condition and results of operations may suffer materially as a result.

There is risk to the growth of lithium markets and the supply of lithium sources.

Our business is significantly dependent on the development and adoption of new applications for lithium batteries and the growth in demand for plug-in hybrid electric vehicles, battery electric vehicles and other power storage solutions that rely on lithium batteries. As such, our business results inherently depend on decarbonization of the global economy. The past couple of years saw weaker than expected EV sales, which signals a decline in demand for one of the principal end products for lithium carbonate. To the extent that the development, adoption, decarbonization and growth of the lithium markets do not occur in the volume and/or manner that we contemplate, or demand for principal end products that incorporate lithium carbonate does not grow at expected rates, the long-term growth in the markets for lithium products may be adversely affected, which would have a material adverse effect on our business, financial condition and operating results. Moreover, we depend on the availability of brine resources from existing chemical, mineral and metal production, and brine aquifer resource holders in order to extract lithium carbonate using our MDLE Plant. Although there have been discoveries of high lithium concentration in the Smackover Formation, a geological formation in Arkansas, to our knowledge, there has been no extraction of lithium from this formation to date, and therefore the scope of any such opportunity is uncertain. If for regulatory or other reasons, the resource holders are not able to exploit the lithium deposits in the brines in the Smackover Formation, this could have an adverse effect on the potential growth of the lithium markets as the expected supply make not be able to meet anticipated demand.

As a smaller, development-stage company, we are likely to be more sensitive to competitive pressures that will cause our revenues and gross margins to fluctuate from quarter to quarter.

Our revenues can change from one quarter to the next and gross margins are subject to a number of factors that could cause lower than expected or even negative gross margins. Some factors that may influence our quarterly revenue, gross margins and operating results may include:

●	lower than anticipated demand for our MDLE Plant;
●	pricing campaigns designed to attract customers;
●	manufacturing issues;
●	fluctuations in material costs;
●	fluctuations in the market prices for lithium;
●	repair and warranty costs;
●	availability of qualified personnel;
●	changes in regulatory environment; and
●	pressure to reduce prices from competition.

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As a smaller, early commercial-stage company, we may be more sensitive to such factors than many of our competitors, and we may find that we are unable to compete within our markets successfully.

We rely on our management and key employees, and we may not be able to attract, train and retain a sufficient number of qualified employees to maintain and grow our business.

We depend and will continue to depend on the business and technical expertise of our management and key employees who have expertise in technology, chemistry and engineering. In light of the specialized and technical nature of our business, the loss of our key personnel could slow our ability to innovate and execute on our development goals. As our operations expand, additional general management resources will be required. If we need to expand our operations, our ability to recruit, train, integrate and manage new employees is uncertain and failure to do so would have a negative impact on our ability to execute on our business plan.

We expect that our potential expansion into areas and activities requiring additional expertise, such as governmental approvals, manufacturing, sales, marketing, and distribution will place additional requirements on our management and our operational and financial resources. We expect these demands will require an increase in management and scientific personnel and the development of additional expertise by existing management personnel. There is currently aggressive competition for employees who have experience in technology, chemistry and engineering. This intense competition may make it more difficult for us to attract and retain qualified personnel, as a number of the companies against which we compete for personnel are in a later stage of their company lifecycle and thus may have greater financial resources than we do, and/or are able to provide benefits that are more comprehensive or are otherwise viewed as more attractive than ours. These competitors may also actively seek to hire our existing personnel away from us, even if such employees have entered into a non-compete agreement. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work. The failure to attract and retain such personnel or to develop such expertise could materially adversely affect our business, financial condition, and results of operations. The loss of our executive officers or our other key personnel, particularly with little or no notice, could cause delays in business development projects and could have adverse impact on our business and results of operations.

Volatility in the demand for lithium products or the development of alternative battery technologies that do not utilize lithium inputs may negatively impact overall prospects for growth of lithium marketing and pricing.

The development of our MDLE Plant is highly dependent upon the currently projected demand for and uses of lithium-based end products. This includes lithium-ion batteries for electric vehicles (EVs), power storage solutions and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner contemplated by us or demand for such end products declines or do not grow as expected, then the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of our MDLE Plant and would otherwise have a negative effect on our business and financial condition. For example, the past couple of years saw weaker than expected EV sales, which signals a decline in demand for one of the principal end products for lithium carbonate. In addition, as a commodity, lithium market demand is subject to the substitution effect in which end-users adopt an alternate commodity as a response to supply constraints or increases in market pricing. To the extent that these factors arise in the market for lithium, it could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on the Company. Further, although current batteries utilized in EV production rely on lithium compounds as a critical input, alternative materials and technologies are being researched with the goal of making batteries lighter, more efficient, faster charging and less expensive, and some of these technologies could be less reliant on lithium compounds. We cannot predict which new technologies may ultimately prove to be commercially viable and when, but any future battery technologies that use less or no lithium could materially and adversely impact our business and future results of operations.

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Changes in government incentives relating to lithium-based end products may negatively impact our future success.

Demand for lithium-based end products, such as lithium-ion batteries for use in EVs and power storage solutions, may be impacted by changes to government regulation and economic incentives. Government economic incentives that support the development and adoption of EVs in the United States and abroad, including certain tax exemptions, tax credits and rebates, may be reduced, eliminated or exhausted from time to time. For example, previously available incentives favoring EVs in areas including Canada, Germany, Hong Kong, Denmark and California have expired or were cancelled or made temporarily unavailable, and in some cases were not eventually replaced or reinstituted. Any similar developments could have a negative impact on overall prospects for growth of the lithium market and pricing, which in turn could have a negative effect on the Company.

Environmental risks and stringent regulations related to lithium-based products may lead to additional disclosure requirements and substantial expenditures to ensure compliance.

All phases of mineral extraction and development businesses present environmental risks and hazards and are subject to extensive environmental laws and regulations. U.S. and non-U.S. environmental laws (including in Argentina and Chile, where we may operate) and regulations provide for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances used and or produced in association with natural resource exploration and production operations. Under certain circumstances, we may be responsible under our future agreements with customers to operate the MDLE Plant on behalf of our customers, which may subject us to potential liability for any non-compliance under such environmental laws. These laws and regulations also require that facility sites be operated, maintained, abandoned, and reclaimed to the satisfaction of applicable regulatory authorities. Such regulations relate to many aspects of our operations. In addition, environmental regulations are evolving in a manner that is expected to require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees.

While from a sustainability standpoint, DLE offers several advantages compared to traditional hard rock mining, there still remain challenges, including:

●	Reinjection of brine could dilute the brine’s purity.
●	Obtaining operational and environmental permits can take time and is complex, possibly causing project delays.
●	Violating applicable laws and regulations may result in the imposition of fines and penalties, some of which may be material, as well as reputational damage. The discharge of pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require us to incur costs to remedy such discharge.
●	Applicable environmental laws and regulations require enhanced public disclosure and consultation.

No assurance can be given that the application of environmental laws to our business and operations, whether as a result of our activities or those of our customers, will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect our financial condition, results of operations or prospects.

Our business is subject to hazards common to chemical and natural resource extraction businesses, any of which could injure our employees or other persons, damage our facilities or other properties, interrupt our production and adversely affect our reputation and results of operations.

Our business is subject to general hazards faced by chemical manufacturing, fabrication, storage, and extraction businesses, including explosions, fires, severe weather, natural disasters, mechanical failure, unscheduled downtime, transportation interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other risks. These hazards can cause personal injury and loss of life to our employees and other personnel. In addition, the occurrence of disruptions, shutdowns or other material operating problems at our MDLE Plants installed at a customer’s site, due to any of these hazards may diminish our ability to meet our contractual obligations with those customers and achieve the desired production and output. Accordingly, these hazards and their consequences could adversely affect our reputation and have a material adverse effect on our operations as a whole, including our results of operations and cash flows, both during and after the period of operational difficulties.

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Uncertain geopolitical tensions between the United States and China may adversely affect demand for lithium based products.

In recent years, there has been a substantial increase in political tensions among many jurisdictions, including between the United States and China. This political tension is particularly acute in respect of critical mineral and rare earth metals, including lithium, in these jurisdictions and is the subject of increasingly active industrial policy. There is a risk that legislation, tariffs, embargoes, or other trade restrictions could impede our ability to contract our MDLE Plants in foreign markets. Such restriction may negatively impact our ability to advance our business, including becoming subject to restrictions arising from industrial policies, a reduced ability to obtain financing and impediments to obtaining government approvals, all of which could have a material adverse impact on the Company.

We may be exposed to claims and other legal actions that may adversely affect us.

In the ordinary course of our business, we may become party to litigation or other proceedings in local or international jurisdictions in respect of any aspect of our business, whether under criminal law, contract or otherwise. The causes of potential litigation cannot be known and may arise from, among other things, business activities, employment matters, including compensation issues, environmental, health and safety laws and regulations, tax matters, volatility in our stock price, failure to comply with disclosure obligations or labor disruptions. Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations and we may incur expenses in defending them and be subject to fines or penalties in case of any violation and could face damage to its reputation. We may attempt to resolve disputes involving foreign contractors/suppliers through arbitration in another county and such arbitration proceedings may be costly and protracted, which may have an adverse effect on our financial condition. Litigation may be costly and time-consuming and can divert the attention of our management and key personnel from operations and, if adjudged adversely, may have a material and adverse effect on our cash flows, results of operations and financial condition.

We expect that we will be dependent on one or a small group of customers for most of our revenue, and our failure to expand our customer base would have an adverse effect on our business growth and may result in changes to our business strategy.

We have not generated any revenue to date, and our sole customer, US Magnesium, recently determined to temporarily suspend its operations. As a result, we expect to have customer concentration. In order for us to be viable as a public company, we must increase our revenue. To accomplish that, we must expand our customer base. If we fail to increase our customer base, our shares may have no significant value. While we are working towards expanding our customer base, we expect that a limited number of customers will account for a high percentage of our future revenue for the foreseeable future. This expected concentration of our customer base increases risks related to the financial condition of our customers, and the deterioration in financial condition of a single customer or the failure of a single customer to perform their respective contractual obligations could have a material adverse effect on our future results of operations and cash flow. In the event that any of our future customers experience a decline in usage of our MDLE Plant technology for any reason or decide to discontinue the use of our MDLE Plant technology, we may be compelled to lower our lease prices or risk losing a significant customer. Such developments could adversely affect our profit margins and financial position, leading to a negative impact on our revenue and operational results. There are inherent risks whenever a large percentage of revenues are concentrated with a limited number of customers. We are unable to predict the future level of demand for our MDLE Plant technology that will be generated by our future customers. In addition, we cannot assure that any of our future customers will not cease purchasing our proprietary technology from us. Should future customers prefer DLE technology from our competitors, significantly reduce orders, or seek price reductions in the future, any such event could have a material adverse effect on our revenue, profitability, and results of operations.

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Our dependence on third-party suppliers could negatively affect our operating results.

We rely on third-party suppliers to provide components and raw materials (including lithium bearing salt brines) for our MDLE Plant. While we have not recognized any trends or experienced any major disruptions or delays related to manufacturing costs or the availability of components supplied to us by our vendors, actions taken by third-party suppliers in operating their business, as well as any disruptions to their business operations (or their supplier’s business operations), could disrupt our supply chain or operations and materially negatively impact our ability to supply the market, substantially decrease sales, lead to higher costs, and damage our reputation with our future customers. Longer-term disruptions could potentially result in the permanent loss of our future customers, which could reduce our future recurring revenues and long-term profitability.

Global financial conditions pose risks for us.

Global financial conditions have been subject to continued volatility. Government debt, the risk of sovereign defaults, bank failures, political instability and wider economic concerns in many countries have been causing significant uncertainties in the markets. Disruptions in the credit and capital markets can have a negative impact on the availability and terms of credit and capital. Uncertainties in these markets could have a material adverse effect on our liquidity, ability to raise capital and cost of capital. High levels of volatility and market turmoil could also adversely impact commodity prices, exchange rates and interest rates and have a detrimental effect on our business. Concerns over global economic conditions may also have the effect of heightening many of the other risks described herein, including, but not limited to, risks relating to fluctuations in the market price of lithium-based products, the terms and availability of financing, supply chain constraints and cost overruns, geopolitical concerns, and changes in law, policies or regulatory requirements.

We may not be able to obtain or maintain sufficient general liability insurance.

Our business may expose us to a number of risks and hazards, including general liability risks related to our technology. Such occurrences could result in damage to property, inventory, facilities, personal injury or death to end-user customers or operators, damage to our properties or the properties of others, monetary losses and possible legal liability. Although we maintain insurance to protect against certain risks in such amounts as we consider to be reasonable, our insurance may not cover all the potential risks associated with our operations. We may be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. We might become subject to liability which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

Increased cybersecurity requirements, vulnerabilities, threats and more sophisticated and targeted computer crime could pose a risk to our systems, networks, products, solutions, services and data.

Increased global cybersecurity vulnerabilities, threats, computer viruses and more sophisticated and targeted cyber-related attacks, as well as cybersecurity failures resulting from human error and technological errors, pose a risk to the security of our and our customers’, business partners’ and suppliers’ products, systems and networks and the confidentiality, availability and integrity of data on these products, systems and networks. As the perpetrators of such attacks become more capable, and as critical infrastructure is increasingly becoming digitized, the risks in this area continue to grow. While we attempt to mitigate these risks by employing a number of measures, including employee training, monitoring and testing, and maintenance of protective systems, we remain potentially vulnerable to additional known or unknown threats, and we cannot assure that the impact from such threats will not be material. In addition to existing risks, the adoption of new technologies may also increase our exposure to cybersecurity breaches and failures. Additionally, we have access to sensitive, confidential or personal data or information that is subject to privacy and security laws, regulations or customer-imposed controls. Despite our implementation of controls to protect our systems and sensitive, confidential or personal data or information, we may be vulnerable to material security breaches, theft, misplaced, lost or corrupted data, employee errors and/or malfeasance (including misappropriation by departing employees) that could potentially lead to the compromising of sensitive, confidential or personal data or information, improper use of our systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of information, defective products, production downtimes and operational disruptions. In addition, a cyber-related attack could result in other negative consequences, including damage to our reputation or competitiveness, remediation or increased protection costs, litigation or regulatory action. Although we have experienced occasional actual or attempted breaches of our computer systems, to date we do not believe any of these breaches has had a material effect on our business, operations or reputation.

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We have no restrictions on the ability of our directors and officers to serve on the boards of directors or as officers of other companies, with the result that potential conflicts of interest may arise.

We have no restrictions on the ability of our directors and officers to serve on the boards of directors or as officers of other companies. Conflicts of interest may therefore arise as a result of any of our directors or officers also holding positions as directors or officers of other companies. Some of the individuals that are directors and officers of our Company have been and may in the future be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where our directors and officers will be in direct competition with us. This could potentially result in the diversion of opportunities which would be appropriate for us to other entities or persons with which any such director or officer of our Company is associated or has an interest, rather than offering such opportunities to us. We could be adversely affected should our officer or director choose to place their other business interests before ours. We cannot assure you that such potential conflicts of interest will not result in the loss of potential opportunities or that any conflict will be resolved in our favor.

The requirements of being a reporting public company in the United States may strain our resources and divert management’s attention.

As a reporting public company in the United States, we will be subject to the reporting requirements of the Exchange Act, the U.S. Sarbanes-Oxley Act, the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), the U.S. Foreign Corrupt Practices Act and other applicable rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” or a “smaller reporting company” and lose the benefit of certain accommodations and exemption granted to such registrants. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations.

Changing laws, regulations and standards relating to corporate governance and public disclosure create uncertainty for public companies, increase legal and financial compliance costs and increase time expenditures for internal personnel. These laws, regulations and standards are subject to interpretation, in many cases due to their lack of specificity, and their application in practice may evolve over time as regulators and governing bodies provide new guidance. These changes may result in continued uncertainty regarding compliance matters and may necessitate higher costs due to ongoing revisions to filings, disclosures and governance practices. If we invest additional resources to comply with evolving laws, regulations and standards, this investment would likely result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate regulatory or legal proceedings against us and our business may be adversely affected.

Failure to maintain effective controls over financial reporting could have a material adverse effect on our business and share price.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles. We must periodically adjust and strengthen our operating, financial, accounting, and other systems, procedures, and controls, which could increase our costs and may adversely affect our gross profits and our ability to achieve profitability if we do not generate increased revenues to offset the costs. As a public company, our information and control systems must enable us to prepare accurate and timely financial information and other required disclosures. If we discover deficiencies in our existing information and control systems that impede our ability to satisfy our reporting requirements, we must successfully implement improvements to those systems in an efficient and timely manner. Any failure to identify and remediate such deficiencies could subject us to regulatory enforcement action, and materially adversely affect our share price and reputation.

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In addition, the assets, liabilities, and expenses reported in the consolidated financial statements depend on varying degrees of estimates made by management. An estimate is considered a critical accounting estimate if it requires us to make assumptions about matters that are highly uncertain and if different estimates could have been used that would have a material impact. The significant areas requiring the use of management estimates relate to the valuation of inventory, useful lives of property and equipment and intangible assets and the valuation of share-based payments and Warrants issued in the Company exercisable for Common Shares. These estimates are based on historical experience and reflect certain assumptions about the future that we believe to be both reasonable and conservative. Actual results could differ from those estimates. We continually evaluate these estimates and assumptions.

Changes in U.S. tax laws and tax examinations could have a material adverse effect on our business, cash flow, results of operations and financial conditions.

We are subject to income and other taxes in the U.S. at the state and federal level. Changes in applicable U.S. state or federal tax laws and regulations, or their interpretation and application, could materially affect our tax expense and profitability. Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by us, the result of which could have a material adverse effect on our financial condition and results of operations.

We face risks relating to natural disasters, public health crises, political crises, and other catastrophic events or other events outside of our control.

We and our third-party manufacturers, suppliers and other outside parties upon which we rely are exposed to a number of global and regional risks outside of our control. These include, but are not limited to natural disasters, such as earthquakes, tsunamis, power shortages or outages, floods or monsoons; public health crises, such as pandemics and epidemics; political crises, such as terrorism, war, political instability or other conflict; or other events outside of our control. These events may damage our facilities or disrupt our operations, or damage the facilities or disrupt the operations of our third-party manufacturers, suppliers or other outside parties upon which we rely, and could delay or impair our ability to initiate or complete or commercialize our technology.

We cannot predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the outside parties with whom we engage, including our third-party manufacturers, suppliers, regulators and other outside parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted.

Additionally, we may be affected by possible political or economic instability in the countries in which we expect to operate, such as Argentina and Chile. The risks include, but are not limited to, changes in government, domestic or foreign terrorism, military operations, extreme fluctuations in currency exchange rates and high rates of inflation. Our operations may be affected in varying degrees by government regulations. The effect of these factors cannot be accurately predicted.

We are required to comply with anti-corruption and bribery laws, and the potential for significant penalties could result in material adverse effect on our reputation and results of operations.

Our operations are governed by, and involve interactions with, many levels of government in other countries. We are required to comply with anti-corruption and anti-bribery laws, including the Criminal Code, the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act as well as similar laws in the countries in which we conduct our business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Measures that we have adopted to ensure compliance with these laws are not always effective in ensuring that we, our employees, or third-party agents will comply strictly with such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If we finds ourself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on us, which could result in a material adverse effect on our reputation and results of operations.

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We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this prospectus captioned “Material United States Federal Income Tax Considerations”) of our ordinary shares or rights, the U.S. Holder may be subject to adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Our actual PFIC status for our current taxable year may depend on whether we qualify for the PFIC start-up exception (see the section of this prospectus captioned “Material United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Status”). Depending on particular circumstances, the application of the start-up exception may be subject to uncertainty, and there cannot be any assurance that we will qualify for the start-up exception. Accordingly, there can be no assurances with respect to our status as a PFIC for our current taxable year or any future taxable year. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. If we determine we are a PFIC for any taxable year, we will endeavor to provide to a U.S. Holder such information as the Internal Revenue Service (“IRS”) may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a “qualified electing fund” election, but there can be no assurance that we will timely provide such required information, and such election would likely be unavailable with respect to our rights.

We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see the section of this prospectus captioned “Material United States Federal Income Tax Considerations — U.S. Holders — Passive Foreign Investment Company Status.”

Risks Relating to Government Regulation

We anticipate that we are and will continue to be, subject to the authority and approvals of certain regulatory agencies, both domestically and internationally, with regard to the development, testing, manufacture, and installation of the MDLE Plant, and there can be no assurance that any required regulatory approvals may be obtained or maintained.

Mining operations and exploration activities are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labor standards, occupational health, waste disposal, protection, and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic and radioactive substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations increases the costs of exploring, drilling, developing, constructing and operating refining and other facilities. It is possible that in the future the costs, delays and other effects associated with such laws and regulations may impact our future customers’ decisions with respect to the exploration and development of properties and, as a consequence, our decisions with respect to the deployment of the MDLE Plant. Our customers and, to the extent we have agreed to operate the MDLE Plant on behalf of our customers, we, will be required to expend significant financial and managerial resources to comply with such laws and regulations. Since legal requirements change frequently, are subject to interpretation and may be enforced in varying degrees in practice, we are unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies and practices, such as those affecting exploration and development of the properties in which the MDLE Plant is located, could materially and adversely affect our results of operations and financial condition in a particular year and in its long-term business prospects.

We may be subject to the authority and approvals of certain regulatory agencies both domestically and internationally. The process of obtaining such approvals can be costly and time consuming, and there can be no assurance that any required regulatory approvals may be obtained or maintained. Any failure to obtain (or significant delay in obtaining) or maintain approvals could materially adversely affect our ability to market our products successfully and could therefore have a material adverse effect on our business.

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Ensuring maintenance of community relations and license to operate is critical in ensuring the future success of our existing operations.

Our relationship with the host communities where we operate is critical to ensure the future success of our existing operations and the construction and development of our projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations, some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such non-governmental organizations or others related to extractive industries generally, or our development activities specifically, could have an adverse effect on our reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance our MDLE Plant, which could have a material adverse impact on our results of operations, financial condition, and prospects. While we are committed to operating in a socially responsible manner, there is no guarantee that our efforts in this respect will address these potential risks.

We may not have or be able to obtain adequate funding to complete any additional studies or other steps that regulatory authorities may impose in assessing our technology for regulatory approval.

If regulatory authorities require additional time or studies to assess the performance, reliability, and safety of our technology, we may not have or be able to obtain adequate funding to complete the necessary steps for approval for the technology or may be unable to technically meet their requirements. Additional delays may result if any required regulatory authority/certifications recommend non-approval or restrictions on any potential approval.

Domestic and foreign government regulation and enforcement of data practices and data tracking technologies is expansive, broadly defined and rapidly evolving. Such regulation could directly restrict portions of our business.

As a Company incorporated in British Columbia, Canada, we are subject to diverse laws and regulations relating to data privacy and security, including the Personal Information Protection and Electronic Documents Act (Canada) (“PIPEDA”), the Personal Information Protection Act (British Columbia) (“PIPA”). The PIPEDA and the PIPA implement stringent operational requirements for controllers of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data (including, in certain circumstances for marketing and other follower engagement), more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, additional obligations when we contract third-party processors in connection with the processing of personal data, and certain restrictions when transferring personal data outside of Canada.

Failure to comply with Canadian privacy laws, including failure under the PIPEDA and the PIPA may result in significant fines on us, which may be onerous and adversely affect our business, financial condition, results of operations and prospects. The PIPEDA and the PIPA also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of data privacy and security.

If our treatment of data, privacy practices or data security measures fail to comply with these current or future laws and regulations in any of the jurisdictions in which we collect and/or process information, we may be subject to litigation, regulatory investigations, civil or criminal enforcement, financial penalties, audits or other liabilities in such jurisdictions, or our customers may terminate their relationships with us. In addition, data protection laws, such as the PIPEDA and the PIPA, foreign court judgments or regulatory actions could affect our ability to transfer, process and/or receive transnational data that is critical to our operations, including data relating to users, customers, or partners outside Canada.

Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our customers or our customers’ customers to resist providing the data necessary to allow our customers to use our services effectively. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of our services or technology.

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Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal data or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

Indemnification of our officers and directors may cause us to use corporate resources to the detriment of our shareholders.

Our Articles eliminate the personal liability of our directors for monetary damages arising from a breach of their fiduciary duty as directors to the fullest extent permitted by British Columbia law. This limitation does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Under British Columbia law, we may indemnify our directors or officers or other persons who were, are or are threatened to be made a named defendant or respondent in a proceeding because the person is or was our director, officer, employee or agent, if we determine that the person:

●	conducted himself or herself in good faith, reasonably believed, in the case of conduct in his or her official capacity as our director or officer, that his or her conduct was in our best interests, and, in all other cases, that his or her conduct was at least not opposed to our best interests; and
●	in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

These persons may be indemnified against expenses, including attorneys’ fees, judgments, fines, excise taxes and amounts paid in settlement, actually and reasonably incurred by the person in connection with the proceeding. If the person is found liable to the corporation, no indemnification will be made unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity in an amount that the court will establish.

Resource Extraction companies are subject to numerous stringent laws, regulations and standards, including environmental protection laws and regulations. If any changes occur that would make these laws, regulations and standards more stringent, it may require capital outlays in excess of those anticipated or cause substantial delays, which would have a material adverse effect on our operations.

Resource extraction activities are subject to stringent environmental protection laws and regulations at the federal, state and local levels. These laws and regulations include but are not limited to, permitting and reclamation requirements, regulate emissions, water storage and discharges and disposal of hazardous wastes. Resource extraction activities are also subject to laws and regulations which seek to maintain health and safety standards by regulating the design and use of resource extraction methods. Various permits from governmental and regulatory bodies are required for resource extraction activities to commence or continue, and no assurance can be provided that required permits will be received in a timely manner. Furthermore, environmental protection laws and regulations may become more stringent in the future, and compliance with such changes may require capital outlays in excess of those anticipated or cause substantial delays, which would have a material adverse effect on our operations.

While the very heart of our business—lithium extraction from resource-bearing sources—helps to address global climate change and reduce air pollution, the world’s focus on addressing climate change will require the Company to continue to conduct all of its operations in a manner that minimizes the use of resources, including the unnecessary use of energy resources, in order to continue to minimize air emissions at our facilities, which can also increase mine and facility, construction, development and operating costs. Regulatory and environmental standards may also change over time to address global climate change, which could further increase these costs. To the best of our knowledge, our operations are in compliance, in all material respects, with all applicable laws, regulations and standards.

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We are also subject to corporate sustainability, corporate social responsibility, and environmental, social, and governance principles, which are integral to our operations but also present potential challenges. Compliance with evolving environmental, social, and governance expectations may necessitate increased reporting requirements, operational adjustments, and resource allocation, which could lead to higher administrative and operational costs. Additionally, failure to meet stakeholder expectations on sustainability and governance matters could adversely impact our reputation and ability to attract investment. These considerations highlight the potential financial and operational impacts associated with integrating environmental, social, and governance principles into our business.

Canada’s new modern slavery reporting legislation may adversely affect supply chains and the Company’s business and retention of key employees, directors, and officers.

The Fighting Against Forced Labor and Child Labor Supply Chains Act (the “FAFLCL”) received royal assent on May 11, 2023, and came into effect on January 1, 2024. The purposes of the FAFLCL is to implement Canada’s international commitment to combat forced labor and child labor by imposing reporting obligations on (i) government institutions producing, purchasing or distributing goods in Canada or elsewhere; and (ii) certain business entities producing goods in Canada or elsewhere or importing goods produced outside Canada. The FAFLCL imposes certain obligations on in-scope entities to report on, among other things, the steps taken during the previous financial year to prevent and reduce the risk of child labor or forced labor being used by them or in their supply chains. The FAFLCL gives significant investigative powers to persons designated by the minister and the minister has broad power to require an entity to take any measures that the minister considers necessary to ensure compliance.

Every person or entity that fails to comply with the FAFLCL (including by failing to prepare a report or make a report publicly available, by failing to assist in an investigation, by obstructing an investigation or by failing to comply with a corrective order), is guilty of an offence punishable on summary conviction and liable to a fine of not more than CAD$250,000. Every person or entity that knowingly makes any false or misleading information or knowingly provides false or misleading information to the minister or one of the minister’s designates is also guilty of an offence punishable on summary conviction and liable to a fine of not more than CAD$250,000.

The Company’s incorporation in British Columbia and operations in the United States, makes it subject to the provisions and obligations of the FAFLCL and the Company may inquire significant capital expenditures to ensure its ongoing compliance with the FAFLCL, as well as defending any potential claims that could arise in the future for a breach of the FAFLCL.

Risks Related to Intellectual Property

Patent terms may be inadequate to protect our competitive position on our core technology for an adequate amount of time.

Patents have a limited lifespan, and the protection patents afford is limited. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Even if patents covering our core technology is obtained, once the patent life has expired, we may be subject to competition from competitive products and technologies. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing DLE technology similar or identical to ours. In addition, although upon issuance in the United States a patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. If we do not have sufficient patent life to protect our technologies, products, and product candidates, our business and results of operations will be adversely affected.

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Intellectual property rights do not necessarily address all potential threats to our business.

While we seek broad coverage under our patents for the core technology of our MDLE Plant, there is always a risk that an alteration to the core technology or process for lithium extraction may provide sufficient basis for a competitor to avoid infringing our patent claims. In addition, patents, if granted, expire and we cannot provide any assurance that any potentially issued patents will adequately protect our products and technology. Once granted, patents may remain open to invalidity challenges including opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices or similar proceedings for a given period after allowance or grant, during which time third parties can raise objections against such grant. In the course of such proceedings, which may continue for a protracted period of time, the patent owner may be compelled to limit the scope of the allowed or granted claims thus attacked or may lose the allowed or granted claims altogether.

In addition, the degree of future protection afforded by our intellectual property rights is uncertain because even granted intellectual property rights have limitations, and may not adequately protect our business, provide a lawful barrier to entry against our competitors or potential competitors or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our DLE processes or technologies, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:

●	others may be able to develop and/or practice DLE processes or technologies that are similar to our processes or technologies or aspects of our processes or technologies, but that are not covered by the claims of the patents that we own or control, assuming such patents have issued or do issue;
●	we or our licensees or any future strategic partners might not have been the first to conceive or reduce to practice the core technologies covered by the issued patents that we own or have exclusively licensed;
●	we or our licensees or any future strategic partners might not have been the first to file patent applications covering our core technologies;
●	others may independently develop similar or alternative processes or technologies to extract lithium or duplicate any of our processes or technologies without infringing our intellectual property rights;
●	it is possible that our pending patent applications will not lead to issued patents;
●	issued patents that we own or have exclusively licensed may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;
●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive lithium extraction processes or technologies to service our potential customers;
●	parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights over that intellectual property;
●	we may not develop or in-license additional proprietary technologies that are patentable;
●	we may not be able to obtain and maintain necessary licenses on commercially reasonable terms, or at all; and
●	the patents of others may have an adverse effect on our business.

Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of their former employers or other third parties.

We do and may employ individuals who were previously employed at other material science companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and independent contractors do not use the proprietary information or know-how of others in their work for us, and we are not currently subject to any claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties, we may in the future be subject to such claims.

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Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our DLE process and MDLE Plant technology. Such a license may not be available on commercially reasonable terms or at all. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees and could result in customers seeking other sources for the DLE technology or processes or ceasing from doing business with us.

Our ability to obtain intellectual property protection for our technology is limited. If we cannot obtain intellectual property protection for our technology our business may be negatively impacted.

Our success depends, in part, on our ability to maintain or obtain and enforce patent and other intellectual property protections for our processes and technologies and to operate without infringing upon the proprietary rights of outside parties or having outside parties circumvent the rights we own or license. We have applications and registrations in the United States and other jurisdictions, and we expect to seek additional patents and registrations in the future.

Patents provide some degree of protection for intellectual property. However, patent protection involves complex legal and factual determinations and is therefore uncertain. We cannot be assured that our patents or patent applications will be valid or will issue over prior art. Additionally, we cannot be assured that the scope of any claims granted in any patent will be commercially useful or will provide adequate protection for the technology used currently or in the future. Moreover, we cannot be certain that the creators/conceptualizers of the core technology incorporated into our MDLE Plan were the first inventors of the DLE processes covered by our patents and patent applications or that they were the first to file. Accordingly, it cannot be assured that our patents will be valid or will afford protection against competitors with similar technology or processes. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary information. Monitoring unauthorized use of confidential information is difficult and we cannot be certain the steps taken to prevent unauthorized use of confidential information will be effective. In addition, the laws governing patent protection continue to evolve and are different from one country to another, all of which causes further uncertainty in the usefulness of a patent. In addition, issued patents or patents licensed to us may be successfully challenged, invalidated, circumvented or may be unenforceable so that our patent rights would not create an effective competitive barrier. We also rely upon unpatented proprietary manufacturing expertise, innovation and other trade secrets and know-how to develop and maintain our competitive position. In addition, our trade secrets and know-how may be improperly obtained by other means, such as a breach of our information technologies security systems or other theft.

Moreover, the laws of some countries may not protect our proprietary rights to the same extent, as do the laws of the United States. There are also countries in which we intend to sell or lease our technology, but have no patents or pending patent applications, or trademark registrations. Our ability to prevent others from making or selling duplicate or similar technologies will be impaired in those countries in which there is no intellectual property protection. If we are not able to adequately protect our intellectual property and proprietary technology, our competitive position, future business prospects and financial performance may be adversely affected. Unpatented trade secrets, technological innovation and confidential know-how are important to our success. Although protection is sought for proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of proprietary information, may not provide meaningful protection for our trade secrets and proprietary manufacturing expertise, may not provide us with adequate remedies in the event of an unauthorized use or disclosure of our trade secrets or manufacturing expertise, and it cannot be assured that others will not independently develop the same or similar information or gain access to the same or similar information. In view of these factors, our intellectual property positions have a degree of uncertainty. Setbacks in these areas could negatively affect our ability to compete and materially and adversely affect our business, financial condition, and results of operations.

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If we infringe the intellectual property rights of others, we may be required to cease operations related to infringement in some markets and our business may be negatively affected.

Our commercial success depends, in part, upon not infringing or violating intellectual property rights owned by others. The markets in which we intend to compete has participants that own, or claim to own, intellectual property. We cannot determine with certainty whether any existing outside-party patents, or the issuance of any new outside-party patents, would require us to alter our technologies, obtain licenses or cease certain activities.

We may in the future receive claims from outside parties asserting infringement and other related claims. Litigation may be necessary to determine the scope, enforceability, and validity of outside-party intellectual property rights or to protect, maintain and enforce our intellectual property rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources, and these competitors may be able to sustain the costs of complex intellectual litigation to a greater degree and for longer periods than we can. Regardless of whether claims that it is infringing or violating patents or other intellectual property rights have any merit, those claims could:

●	adversely affect our relationships with future customers who utilize our technology;
●	adversely affect our reputation with potential customers;
●	be time-consuming and expensive to evaluate and defend;
●	divert management’s attention and resources;
●	subject us to significant liabilities and damages;
●	require us to enter into royalty or licensing agreements; or
●	require us to cease certain activities, including the sale or lease of our technology.

If it is determined that we have infringed, violated or is infringing or violating a patent or the intellectual property right of any other person or if we are found liable in respect of any other related claim, then, in addition to being liable for potentially substantial damages, we may be prohibited from developing, using, distributing, selling or commercializing certain technologies unless it obtains a license from the holder of the patent or other intellectual property right. We cannot assure that we will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If we do not obtain such a license or find a cost-efficient workaround, our business, operating results and financial condition may be materially affected, and we may be required to cease related business operations in some markets and restructure our business to focus on our continuing operations in other markets.

Risks Relating to Our Common Shares

We are a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our Common Shares less attractive to investors.

We are a “smaller reporting company,” as defined in Rule 12b-2 under the U.S. Exchange Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, such as, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Our status as a smaller reporting company is determined on an annual basis. We cannot predict if investors will find our Common Shares less attractive or our Company less comparable to certain other public companies because we will rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future financial results may not be as comparable to the financial results of certain other companies in our industry that adopted such standards. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our stock price may be more volatile.

We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies could make our Common Shares less attractive to investors.

We are an “emerging growth company”. Under the Jumpstart Our Business Startups Act of 2012, or “JOBS Act,” emerging growth companies can take advantage of certain exemptions from various U.S. securities law reporting requirements that are applicable to other public companies (other than, in some cases, smaller reporting companies) including, without limitation, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a non-binding advisory shareholder vote on executive compensation and golden parachute payments, exemption from the “pay versus performance” proxy disclosure requirements of Section 14(i) of the Exchange Act and from the pay ratio disclosure requirements of Section 953(b) of the Dodd-Frank Act and certain disclosure requirements of the Dodd-Frank Act relating to compensation of chief executive officers; exemption from the requirement of auditor attestation in the assessment of our internal control over financial reporting, and exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about our audit and the financial statements (auditor discussion and analysis). As a result of the foregoing, the information that we provide shareholders may be different than what is available with respect to other public companies (other than, in some cases, smaller reporting companies).

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In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the U.S. Securities Act for complying with new or revised accounting standards. We plan to elect to use the extended period for compliance and, as a result, our financial statements may not be comparable to companies that comply with public company effective dates.

Our operating results may fluctuate, which may cause volatility in the trading price of our Common Shares.

Our operating results may fluctuate in the future, which may cause volatility in the trading price for our Common Shares. Our net sales, expenses and operating results may vary significantly from year to year and quarter to quarter for several reasons, including, without limitation:

●	our ability to implement our business plan;
●	there will likely be ongoing development activities relating to our MDLE Plant;
●	the ability of our sales force to effectively market and promote our technology, and the extent to which our technology gains market acceptance;
●	the possibility that cybersecurity breaches, data breaches, and other disruptions could compromise our proprietary information or result in the unauthorized disclosure of confidential information;
●	the rate and size of expenditures incurred on our manufacturing, sales, marketing, and technology development efforts;
●	the availability of key components, materials and contract services, which depends on our ability to forecast sales, among other things;
●	variations in timing and quality in lithium bearing source brine;
●	temporary manufacturing interruptions or disruptions;
●	increased competition, or new technologies;
●	litigation, including patent, employment, securities class action, stockholder derivative, general commercial and other lawsuits;
●	volatility in the global market and worldwide economic conditions;
●	volatility in commodities prices, including for lithium;
●	compliance with various local, state and federal environmental laws and regulations including but not limited to obtaining various permits and approvals before installing our MDLE Plant technology on a customer’s site;
●	the financial health of our customers and their ability to purchase our technology in the current economic environment; and
●	the other risks summarized in this “Risk Factors” section.

As a result of any of these factors, our consolidated results of operations may fluctuate significantly, which may in turn cause volatility in the trading price of our Common Shares.

If we sell Common Shares in future financings or if we issue shares related to warrants, options and restricted share units, shareholders may experience immediate dilution and, as a result, our share price may decline.

We expect that, from time-to-time, we will sell additional Common Shares at a discount from the existing trading price of our Common Shares. As a result, our shareholders would experience immediate dilution upon the sale of any of our Common Shares at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of Common Shares, warrants and/or debt securities. If we issue Common Shares or securities convertible into Common Shares, our shareholders would experience additional dilution and, as a result, our share price may decline.

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We have outstanding warrants and options. Conversions of these securities could result in substantial dilution of our Common Shares and may cause a decline in our market price. Our Board of Directors, upon the approval of the shareholders, may seek to change the number of authorized shares in the future, may seek to adjust the number of shares issued, and may choose to issue shares to acquire businesses or to provide additional financing in the future. The issuance of any such shares may result in a reduction of market price of the outstanding Common Shares. If we issue any such additional shares, such issuance will cause a reduction in the proportionate ownership of current shareholders.

Volatility in the price of our Common Shares may be caused by message board and social media influences and, as a result, our share price may decline.

There are many message boards, chat rooms, blogs, or written articles that are followed by our shareholders. Opinions regarding our Company are expressed on message boards that may or may not be factual in nature. We are not in a position to respond to or actively influence these news forums. Influencers can drastically affect the stock price based on little to no material information, and potentially could cause a collapse in the stock price that may not be recoverable by the Company.

Our Warrants are not currently traded and our Common Shares may become thinly traded and investors may be unable to sell at or near ask prices, or at all, and may lose some or all of their investment. A positive return in an investment in the Common Shares is not guaranteed.

We cannot predict the extent to which an active public market for trading our Common Shares will be sustained or if an active trading market for our Warrants will be developed. The trading volume of our Common Shares may be sporadically or “thinly-traded,” meaning that the number of persons interested in purchasing our Common Shares at or near bid prices at certain given times may be relatively small or non-existent. Furthermore, our Warrants are not currently traded and given there is no active trading for the Warrants, that may make it more difficult to sell the Warrants resulting in lack of liquidity. All of this, could consequently result in our Common Shares and Warrants being less attractive, causing our overall stock price to be more volatile.

This situation is attributable to a number of factors, including the fact that we are a small company, which is relatively unknown to stock analysts, stockbrokers, institutional investors and others in the investment community who generate or influence sales volumes. Even if we came to the attention of such persons, those persons may be reluctant to follow, purchase, or recommend the purchase of shares of an unproven company such as ours until such time as we become more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give any assurance that a broader or more active public trading market for our Common Shares will develop or be sustained.

Additionally, there is no guarantee that an investment in our Common Shares will earn any positive return in the short or long term. A purchase of our Common Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in our Common Shares is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Volatility in the price of our Common Shares may cause our share price to decline and subject us to securities litigation.

The market for our Common Shares may be characterized by significant price volatility as compared to seasoned issuers, and we expect that our share price will be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. Should this occur or continue to occur, we may be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

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If securities or industry analysts do not publish research or reports about our Company, or if they issue adverse or misleading opinions regarding us or our stock, our stock price and trading volume could decline.

Although we have only limited research coverage by securities and industry analysts, if coverage is not maintained, the market price for our stock may be adversely affected. Our stock price also may decline if any analyst who covers us issues an adverse or erroneous opinion regarding us, our business model, our intellectual property or our stock performance, or if our commercialization activities and operating results fail to meet analysts’ expectations. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline and possibly adversely affect our ability to engage in future financings.

The market price of the Common Shares is volatile and may not accurately reflect the long-term value of the Company.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors included macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by changes in the financial condition or results of operations as reflected in our financial reports. If an active market for the Common Shares does not continue, the liquidity of an investor’s investment may be limited and the price of the Common Shares may decline below the price at which such Common Shares were purchased. If an active market does not continue, investors may lose their entire investment in the Common Shares. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Company.

Our Common Shares are considered a “penny stock,” and is thereby subject to additional sale and trading regulations that may make it more difficult to sell. Further, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.

Our Common Shares are considered a “penny stock” as defined in Rule 3a51-1 promulgated by the SEC under the U.S. Exchange Act. The penny stock rules require a broker-dealer, prior to a transaction in penny stock not otherwise exempt from the rules, to deliver a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth (x) the basis on which the broker or dealer made the suitability determination and (y) the fact that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

These disclosure rules have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. So long as our Common Shares are subject to the penny stock rules, it may be more difficult to sell the Common Shares. Further, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include but are not limited to: (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

Techniques employed by short sellers may drive down the market price of the Common Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale.

As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and our prospects to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend significant resources to investigate such allegations and/or defend ourselves.

While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business, and any investment in the Common Shares could be greatly reduced or even rendered worthless.

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USE OF PROCEEDS

We will not receive any proceeds from the sale of any of our Common Shares or warrants by the selling shareholders. We may receive proceeds from the cash exercise of the Warrants by the selling shareholders. We will pay certain expenses associated with the registration of the securities covered by this prospectus, as described in the section entitled “Plan of Distribution.”

DIVIDEND POLICY

Our Board of Directors has discretion as to whether we will pay dividends in the future, subject to restrictions under the Business Corporations Act (British Columbia) (the “BCBCA”) and our Articles. We have never declared or paid any cash dividends on our Common Shares. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our Board of Directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our Board of Directors deems relevant, and subject to the restrictions contained in the BCBCA or any future credit facilities or other financing arrangements.

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BUSINESS

Overview

We are an advanced technology and manufacturing company focused on environmentally responsible methods of extracting lithium compounds from brine. We provide our technology and equipment to holders of resource properties such as oilfield brines, subsurface brine aquifers and industrial customers who have lithium rich brine by-products from their operations. Our proprietary extraction process is sustainable, low cost and capable of producing high-quality commercial grade lithium products.

Market Opportunity

In recent years, the lithium-ion battery market has been the primary driver of the growth of lithium demand and is anticipated to continue to drive growth in the future. The proliferation of vehicle electrification has required a significant increase in the production of lithium-ion batteries, which is expected to drive lithium market growth over time. Moreover, pressure from regulators on automakers to reduce carbon dioxide emissions from vehicles has resulted in further demand for lithium-ion batteries in the automotive sector, as automakers shifted interest toward producing more EVs. However, recent market forecast for demand associated with the EV market, a primary market for lithium-ion batteries, has declined as the rate of sales growth for EVs has slowed. This has led to market perception that the lithium market is oversupplied and resulted in a dramatic decline in prices for lithium carbonate and lithium hydroxide, the primary lithium compounds used to produce lithium-ion batteries. We expect these market conditions to continue for the next year, which emphasizes the importance of being the low-cost lithium extraction technology.

Traditionally, lithium has been produced from either hard rock mining or solar evaporation ponds which each produce lithium with high environmental costs.

●	Hard rock mining entails drilling and blasting of solid rock in open pit mines to obtain the lithium containing minerals spodumene, lepidolite or petalite which can be crushed and processed to extract lithium. The hard rock mining process is very energy intensive and consumes large quantities of water and chemicals. Furthermore, hard rock mining produces significant amount of waste rock or tailings which can contain toxic chemicals or heavy metals.

●	In solar evaporation for lithium extraction, lithium containing brines are pumped from underground aquifers into large ponds on the surface, resulting in the long-term depletion of the aquifer. [This process consumes a staggering amount of water, with some studies reflecting that approximately [180+] metric tons of water is necessary to produce 1 metric ton of lithium.] The brine is concentrated by allowing the water to evaporate over 12 to 18 months. The brine is then processed to extract the lithium salts by removing other metals and dissolved solids through chemical processes that include large quantities of freshwater, often depleting, and risking contamination of nearby freshwater aquifers. The lithium salts are then further processed into either lithium carbonate or lithium hydroxide for shipment to customers.

In response to the environmental costs of hard rock mining and the use of solar evaporation to extract lithium compounds, the industry has focused on developing direct lithium extraction (“DLE”) technologies. DLE technologies are focused on extracting the lithium compounds directly from the brine and allowing the brine to be re-injected back into the reservoir. While DLE technologies still require freshwater, the systems are designed to recycle the freshwater to reduce the environmental impact. The development of DLE technologies have focused on adsorption technologies, ion exchange, solvent extraction and membrane technologies. While each of these technologies have made advancements in the laboratory and small pilot scale projects, the only one project that has achieved commercial success was designed and overseen by our founder, Dr. Burba, based on the first generation of technology on which our technology is based.

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Our Strategy

Our strategy is to continue to build upon the proprietary technology developed by Dr. Burba and develop and deploy DLE technologies that effectively extract lithium with a lower capital expenditure and operational costs, and leave a significantly smaller environmental footprint than our competitors and competing technologies. We believe that our strategy of employing advanced brine extraction technologies and methodologies for selective mineral extraction is less capital intensive and a more environmentally responsible approach compared to traditional lithium extraction processes of hard rock mining and solar evaporation. We believe that this approach is environmentally sustainable because our process does not deconstruct land structures as is the case from hard rock mining nor does it waste precious water as is the case in solar evaporation. Instead, our technology is designed to extract the desired metal salts from subsurface brine and typically re-injects the brine into the aquifer to maintain pressure after lithium extraction. Essential features of our growth strategy include:

●	Deploy our current MDLE Plant in a Commercial Setting. We are the only DLE technology provider that has developed and deployed a commercial scale MDLE Plant for a demonstration project, which produced approximately 25 tons of battery-grade lithium carbonate during the demonstration period. We intend to build upon this success by deploying our initial MDLE Plant with industrial customers that have already committed to DLE technologies.

●	Continue the Development of the Second Generation of MDLE Plant Technology. We believe that our patented MDLE Plant technology will continue to be an important component of the green energy transition. Consequently, we plan to partner with resource owners and other stakeholders who are committed to using DLE technologies to maximize their extraction capacity of lithium in line with the regulatory timeline. While our MDLE Plants are modular and capable of being located on a wide variety of geographies, the MDLE Plant must be customized to the specific needs and resources of each customer.

●	Expand into new geographic areas. We believe there is increasing support by U.S. and international governments for the sustainable production of lithium compounds. We plan to expand our operations in North America and into new geographical areas.

Our Strengths and Competitive Advantage

We believe our patented MDLE Plant technology provides us the following competitive advantages as compared to other DLE technologies and other lithium extraction processes:

●	Demonstrated Commercial-Scale Technology. Based on the results of our 2024 demonstration study, our proprietary MDLE Plant technology is capable of achieving commercial scale production of lithium chloride which can be processed into lithium carbonate with over 99% purity. In a September 2022 pilot test of our MDLE Plant we achieved an average of 81% lithium extraction with an average of 69% lithium recovery to product and obtained water recovery of approximately 94%. In June 2023, a third-party laboratory performed a supplemental laboratory demonstration test which confirmed the MDLE Plant could achieve overall recovery of lithium of 95%.

●	Increase Lithium Recovery through our Highly Selective Proprietary Absorption Technology. The proprietary absorbent utilized in our proprietary extraction columns is highly selective of lithium ions and screens for chloride ions which efficiently produces a lithium chloride solution by flushing the extraction columns with fresh water. Competing direct lithium extraction technologies use various combinations of selective membranes and ion exchanges, requiring alternating applications of acids and bases with less selectivity, resulting in having to run multiple cycles and generating excess salts as waste materials. Our process benefits from reduced cycles, reducing energy consumption, eliminating most of the chemicals and avoiding waste materials.

●	Maximize Water-Conservation though Reduced Water Usage and Waste. Our MDLE Plant and extraction process for lithium chloride has significant water conservation advantages for both the management of the brine aquifers and reduction of clean water usage as compared to other DLE technologies. Our proprietary process maintains the cleanliness of the water used in the process because it does not require chemicals for the lithium extraction.

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●	Eliminate Dangerous Chemicals in the Lithium Extraction Process. Our proprietary MDLE extraction absorption process does not rely on hydrochloric acid and sodium hydroxide to process the brine. Instead, our absorbent removes the lithium and allows the remaining brine to be injected back into the aquifer without further treatment. This has cost advantages over competitors that use chemicals in their process as they must either dispose of the contaminated brine (reducing the brine aquifer), or further process the brine for reinjection. Additionally, for the clean water used in our process, we are able to recycle up to 98% of the water due to the efficiency of our reverse osmosis unit and the lack of chemicals in the process.

●	Enhance Optionality for Plant Design and Reduce CapEx Though our Patented Modular Technology. The modular design of our proprietary and patented MDLE Plant provides an economic advantage compared to existing alternative technologies based on our ability to customize the plant to reflect site limitations and requirements. Our MDLE Plant customers can customize the MDLE Plant to meet the specific site requirements, by modifying the modules to support the size and geography of the resource site, the quantity of brine available, the concentration of lithium in the brine, and their desired level of production. Furthermore, the modularity gives customers the option to scale up operations by adding additional modules in the future with little disruption to the existing operations. The modules are fabricated in manufacturing facilities which reduces costs from traditional onsite construction plants.

●	Deliver Customers Cost-Efficient DLE with Reduced Operating Costs. As a result of our highly selective absorption process and the elimination of chemicals from the extraction process, our MDLE Plant is more efficient for customers and has lower operating costs as compared our DLE competitors.

Our Technology

Our MDLE Plant is designed to process brine solutions to extract lithium chloride which can be further processed into lithium carbonate or lithium hydroxide and used for industrial purposes or as a battery component. The technology we employ in our MDLE Plant is a superior version of DLE technology which uses selective absorption to extract lithium and chloride ions, without using any acids or chemicals. The technology uses a set of proprietary extraction columns and selective absorption media to extract lithium, using steam created by liquid natural gas to heat the brine and a proprietary, crystal-like filter to remove impurities from fresh brine. Our control system efficiently minimizes brine impurities in the extraction process. Once saturated with lithium chloride, the columns are flushed with a water solution to recover the lithium chloride, and then the brine is reinjected into the ground leaving no harmful waste in the ground. It is then sent to a lithium carbonate plant for high purity lithium carbonate production. If the lithium carbonate plant is remote, we can evaporate the lithium chloride solution to about 35% lithium chloride for shipping and recover an additional 4% of our process water providing a 98% process water recycle.

Furthermore, our MDLE Plant is a component-driven system, which allows us to specially configure valves, pumps, and any other pieces to customize the plant to a customer’s requirements based on their needs. While traditional lithium extraction solutions take five to six years to construct, our MDLE Plant is built for flexibility and speed, which allows us to deploy the technology in the field in 18-24 months. Furthermore, the plants’ low capital and operating expenses enable a customer to achieve profitability faster than expected. We believe that this puts us in a favorable position to meet growing demand. The MDLE Plant is modular, which also allows customers to execute their lithium extraction plans in phases, which helps them manage risks and may shorten the time to market.

Our commercial scale demonstration project of our first MDLE Plant was constructed in Lake Charles, Louisiana. The purpose of this demonstration was to perform feasibility testing and provide a commercial scale demonstration to potential customers. This demonstration MDLE Plant was in place for a three-month period, and we are currently evaluating opportunities for reinstalling this fully-operational MDLE Plant with another industrial customer.

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MOBILE DIRECT LITHIUM EXTRACTION PROCESS

10 ppm Li
Estimated 94% water recovery
Average 68.8% estimated lithium recovery to product
Lithium Flow
Brine Flow
Brine Recycled Back to Salar
Concentration / Water Recovery
Battery Grade Lithium Chloride to Market
Condensed Water
Recycled Water
Average 81.0% estimated lithium extraction
Removes Flora and Fauna
Filters
Brine Pre-Heat
Brine Steam Heat
Extraction Units
Temperature Control
Proprietary, Modular Extraction System
300 ppm Li
Heat from Process is Recovered to Save Energy Costs
Steam
Steam Generated by Natural Gas
Spent Brine is Recovered for Recycling
Fresh Brine (From Well)

MDLE Plant Case Study

The following is a representative example of how our customer benefited from the MDLE Plant at their facility in Salt Lake City, Utah. As used in the case study, “mg/L” means milligrams per liter and “ppm” means parts per million. The case study represents how (i) the MDLE Plant’s selectivity feature enabled it to extract enough lithium to produce >25 tons of battery grade lithium carbonate (+99.9% purity) and an additional similar quantity for testing and analysis, (ii) the proprietary technology used its customization feature and adapted to the unique operating conditions at the customer’s job site to modify the plant’s original design and process brine with much higher lithium concentrations (~3000 to 5300 mg/L (ppm)) compared to what the MDLE Plant is originally designed to process (~300-1500 mg/L), and (iii) the agile and modular nature of the MDLE Plant took less than four weeks to move the 36 plant modules across 1,600 miles to the customer’s job site.

We are developing a second-generation module of the MDLE Plant technology which we expect will provide customers with the option to greatly increase the scale of the MDLE Plant’s capacity to process brine solutions and increase lithium chloride production.

Implementation

We intend to enter into contracts with new customers that we aim to attract, which contracts may be based on a fixed fee model, a royalty model, a lease with option to purchase model, or a combination of these models. We plan to use the existing data from our case study to host large scale demonstrations of the workings of our MDLE Plant with the goal of receiving additional project opportunities and fabrication orders for additional MDLE Plants, while in parallel completing design and engineering work on the second-generation version of the MDLE Plant modules. The goal of the second-generation module is to have standard module sets that allow a customer to scale the configuration of the MDLE Plant to meet their site-specific requirements. For instance, the second-generation lithium extraction modules containing our proprietary absorbent are expected to have four times the production capacity of the first-generation modules, which would allow a customer to economically process significantly larger volumes of source brine. We intend to develop standard sets of modules for each phase of our MDLE Plant including pretreating filtration, heat exchangers, boilers, extraction columns, polishing module, reverse osmosis and concentration module. The introduction of the second-generation modules for the MDLE Plants would be complementary to our first-generation modules.

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Research and Development

The industries and market segments in which we operate and plan to operate are subject to rapid technological developments, evolving industry standards, changes in customer requirements and competitive new products and features. As a result, we believe our success, in part, will depend on our ability to build and enhance our products in a timely and efficient manner and to develop and introduce new products that meet our customers’ needs. To achieve these objectives, we plan to make research and development investments through activities such as (i) deploying artificial intelligence (AI) and machine learning techniques to automate our MDLE Plant technology which could help identify patterns and anomalies indicative of lithium rich deposits, drastically reducing the time and resources required for exploration and extraction, (ii) efficiently customizing column sizing to adapt the MDLE Plant to a customer’s requirements based on their needs and (iii) developing a quick-to-deploy demonstration set-up at customer sites, harnessing the modular feature of our MDLE Plant.

Intellectual Property

We believe that our intellectual property, including our patents, trademarks, trade secrets, and other intellectual property are essential to our business operations, ability to compete, and market position. We own and actively manage a broad intellectual property portfolio, which covers and protects our technology, brands, and proprietary information. Specifically, we rely on a combination of patent, trademark, trade secrets, intellectual property licenses, and other intellectual property for the protection of the intellectual property used in our business.

Patents - We have filed patent applications for, and have obtained issued patents related to our core technologies. For example, our issued patents and pending patent applications cover our technologies including, but not limited to, various types of extraction apparatuses, mobile extraction arrays, lithium carbonate and lithium hydroxide preparations, ion extraction columns, silica fouling prevention technologies, sorbents for lithium extraction, and other related technologies. We have filed for patents in key jurisdictions including the United States, Argentina, Chile, Australia, Canada, Europe, and Hong Kong. We believe that our patent filings provide us with a competitive edge by protecting our proprietary technologies and preventing unauthorized use by competitors.

As of the date of this filing, we currently hold four issued patents and twenty-four pending patent applications. Additional patent filings related to our core technologies and related technologies are currently under consideration. We also commission freedom-to-operate searches and opinions and landscape analyses as it relates to our technologies. We continue to invest in research and development to expand the Company’s patent portfolio.

Trademarks - We own and have registered trademarks to protect our key brand name, brand acronym, logos, and slogans, including INTERNATIONAL BATTERY METALS, design logos for INTERNATIONAL BATTERY METALS, IBAT, our battery logo, ETHICAL LITHIUM PRODUCTION, and ETHICAL LITHIUM EXTRACTION. We have filed for trademarks in key jurisdictions including the United States, Chile and Canada. Our trademarks distinguish our products and services from competitors in the marketplace and are integral to our marketing and branding strategies. As of the date of this filing, we currently hold nine registered trademarks and fifteen pending trademark applications. Additional trademark filings related to our brands are currently under consideration.

Trade Secrets – We rely on trade secrets to protect certain aspects of our proprietary apparatuses, processes, formulas, compositions, and business strategies. For example, we rely on trade secrets relating to extraction apparatuses, extraction arrays, chemical preparations, extraction columns, fouling preventing technologies, sorbents, and other related technologies. Our trade secrets are safeguarded through the protective measures.

Know How - In addition to our portfolio of patents, trademarks, and trade secrets, we also possess valuable know how and proprietary technologies relating to our business operations. Our know how includes an accumulation of skills, processes, knowledge, and experience relating to the extraction of lithium and other metals, the processing of lithium and other metal-based salts, extraction apparatuses, extraction arrays, chemical preparations, extraction columns, fouling preventing technologies, sorbents, and other related technologies.

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Licenses - In addition to marketing our MDLE Plan directly, we have entered into licensing agreements, as a licensor, to facilitate the deployment of our technology and to monetize our intellectual property portfolio. We currently have entered into exclusive licensing agreements with two entities that are controlled by one of our material shareholders with respect to potential sales in Chile and Argentina.

Customers

We are focused on marketing our technology to customers who have brine resources from existing chemical, mineral and metal production, and brine aquifer resource holders. These marketing efforts are focused, in the near term, on the western United States, the central United States area referred to as the Smackover formation, and Canada. In addition, we are working with our licensee to evaluate the opportunities in Argentina and Chile.

Sales and Marketing

We intend to initially enter into leases, licensing agreements and various joint venture agreements to continue to commercialize our proprietary technology and, over time, to sell lithium directly to customers who have brine resources from existing chemical, mineral and metal production, and brine aquifer resource holders in the U.S. and anticipate that we will subsequently sell our products to customers throughout North America, Asia and Europe. As we continue to commercialize our MDLE Plants, we expect to hire more sales and marketing professionals. We plan to hire sales engineers with deep technical expertise and background in process engineering to help us implement customer acquisition plans and provide technical support to our prospective customers.

Competition

There are several DLE technologies under development and being proposed and often associated with lithium brine mining companies. The primary reason for this focus is the increasing environmental concerns present in the traditional evaporation ponds being used today. The other reason is that new potential lithium brine deposits with very low concentration of lithium ions and existing in North America and elsewhere, do not have suitable locations for feasible traditional extraction operations.

Our proprietary DLE technology and patented MDLE Plant compete with other emerging companies with competing DLE technologies and more broadly in the mineral and mining industry with traditional mining companies extracting lithium from hard rock mines and evaporation ponds. We compete by providing advanced technology which will allow our customers to extract lithium from brine with a high degree of purity, reliability and at the lowest costs, while prioritizing safety and environmental sustainability. The competition includes the ability to access capital, access to undeveloped resources, skilled personnel, access to equipment and materials, and potentially the ability to obtain required approvals from regulatory agencies. Many of our competitors, both emerging DLE companies as well as traditional mining companies who may expand their portfolio into DLE technology licensing services, have substantially greater access to capital than we do.

As we may derive a portion of our revenues from royalties based on the sale of lithium-based products under future arrangements with customers, we indirectly compete with large, well-capitalized and diversified mining and chemical companies in the highly competitive market for lithium compounds. The pricing and ability to contract for the sale of lithium compounds is determined by product quality, product diversity, reliability and quantity of supply and customer service. Furthermore, significant customers of lithium products, such as automotive original equipment manufacturers have invested in and have long-term contractual relationships with mining and chemical companies which may limit access to these customers.

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Human Capital

Our ability to hire and retain talent is essential to our success. Our human capital objective is to hire and develop skilled personnel who have the technical knowhow capabilities and are able to further the Company’s vision.

As of the date of this prospectus, we had ten employees in the United States. In order to manage variable cash flows, we have relied on consultants and outsource services providers to perform the necessary administrative and operational functions. As we expand our business, we anticipate increasing our number of employees in the future.

Health and safety

The health and safety of our employees is an integral part of our core values.

Our employees, contractors, and visitors follow a comprehensive set of written health and safety policies and procedures at both the corporate and local site levels.

Workplace Practices and Policies – Diversity, Equity and Inclusion

We are a pre-revenue company with a more limited budget and a difficult path to the commercialization of a new technology that requires us to closely control resource utilization. This requires us to hire fewer personnel with specialized talent and technical knowhow to fill the small number of roles. We are an equal opportunity employer and seek to foster a diverse and inclusive corporate culture through our commitment to providing a workplace free of harassment, prejudice or discrimination.

We remain committed to building and sustaining an inclusive workforce that provides broad representation of the communities we serve. Currently, three out of our ten employees, including our CEO, are women.

Compensation and Benefits

We provide a competitive compensation and benefits package designed to attract and retain a skilled and diverse workforce.

Seasonality

Our operations are generally not impacted by seasonality.

Government Regulation

Our business is subject to a broad array of employee health and safety laws and regulations, including those under the Occupational Safety and Health Administration (“OSHA”). We also are subject to similar state laws and regulations as well as local laws and regulations for our non-U.S. operations. Compliance with these laws and regulations generally will be the responsibility of the customers for whom we deploy MDLE Plants, however the ability of our customers to comply with these laws and regulations will have a material effect on our business. We engage licensed third-party manufacturers to construct the components of our MDLE Plants in fully regulated and licensed workshops, and those third parties are required to comply with OSHA and other applicable health and safety laws and regulations in connection with these contracted activities.

The Foreign Corrupt Practices Act (“FCPA”) prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, if any, and to devise and maintain an adequate system of internal accounting controls for international operations.

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We are also subject to government regulation in the US, which may differ from state to state, and in non-U.S. jurisdictions in which we conduct our business. These jurisdictions may have different tax codes, environmental regulations, labor codes and legal frameworks, which add complexity to our compliance with these regulations. The requirements for compliance with these laws and regulations may be unclear or indeterminate and may involve significant costs, including additional capital expenditures or increased operating expenses, or require changes in business practice, in each case that could result in reduced profitability for our business. Our having to comply with these foreign laws or regulations may provide a competitive advantage to competitors who are not subject to comparable restrictions or prevent us from taking advantage of growth opportunities. Determination of noncompliance can result in penalties or sanctions that could also adversely impact our operating results and financial condition.

The Company’s incorporation in British Columbia and registration with the TSXV, also requires us to comply with anti-corruption, anti-bribery, and anti-money laundering laws in Canada, including the Criminal Code, the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and other applicable laws that prohibit certain actions of the Company. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption, anti-bribery, or anti-money laundering laws. Measures that we have adopted to mitigate these risks are not always effective in ensuring that the Company, its employees, or third-party agents will comply strictly with such laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. If we find ourselves subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on us, resulting in a material adverse effect on the Company’s reputation and results of its operations.

Environmental Regulation

We are subject to numerous foreign, federal, state and local environmental laws and regulations, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated properties. Ongoing compliance with such laws and regulations is an important consideration for us. Key aspects of our operations are subject to these laws and regulations. In addition, we incur substantial capital and operating costs in our efforts to comply with them.

Under certain circumstances, we may be responsible under our agreements with prospective customers to operate the MDLE Plant on behalf of our customers, which may subject us to potential liability for any non-compliance under applicable environmental laws. Our future customers may become subject to claims for personal injury and/or property damage relating to the release of such substances into the environment which in turn could impact us. The occurrence of disruptions, shutdowns or other material operating problems at our MDLE Plants installed at a customer’s site, due to any of these hazards may diminish our ability to meet our contractual obligations with those customers and achieve the desired production and output.

Availability of Reports and Other Information

Once the registration statement of which this prospectus forms a part is declared effective by the SEC, we will be required to file proxy statements, annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K with the SEC. The SEC maintains an internet site, www.sec.gov, where these reports are available free of charge. We will also make these reports available free of charge on our website, https://www.ibatterymetals.com, under the heading “Investors.” The reference to our website does not constitute incorporation by reference of any information contained on that site.

Properties

We currently lease our principal corporate office located at 6100 Tennyson Parkway, Suite 240, Plano, Texas 75024. Our lease expires in August 2027. We have no other material properties.

Legal Proceedings

In the ordinary course of business, we may be subject to certain contingent liabilities with respect to existing or potential claims, lawsuits, and other proceedings, including those involving tax, social security, labor lawsuits and other matters.

On April 23, 2021, Ms. Christina Borgese and Mr. Marc Privitera, two former employees and member of board of directors of the Company, as well as shareholders of NAL, the entity with which we entered into the Share Exchange Agreement, filed claims against us in the United States District Court for the District of Colorado (“Court”), seeking specific performance and damages. The complaint alleges that we breached the executive employment agreements entered into with Ms. Borgese and Mr. Privitera by not permitting them to pursue external consulting opportunities and that we breached certain portions of the Share Exchange Agreement. On April 22, 2022, we filed a counterclaim against the plaintiffs and moved a motion for summary judgment denying the allegations in the complaint and stating that the allegations are without merit. On September 30, 2024, the Court granted our motion in large part, dismissing some of the plaintiff’s claims and directed us to jointly file with the plaintiffs a joint notice to the Court, identifying the precise claims, counterclaims and theories that remain in this action to be tried. On November 11, 2024, the plaintiffs and us filed such joint notice of claims identifying the remaining claims that are still in dispute. We intend to vigorously defend these claims.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements,” You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are an advanced technology and manufacturing company focused on environmentally responsible methods of extracting lithium compounds from brine. We provide our technology and equipment to holders of resource properties such as oilfield brines, subsurface brine aquifers and industrial customers who have lithium rich brine by-products from their operations. Our proprietary extraction process is sustainable, low cost and capable of producing high-quality commercial grade lithium products.

Our current operations consist of the development of the MDLE Plan, which can be rapidly deployed and assembled onsite at a customers’ property. The MDLE Plant is designed to process brine solutions to extract lithium chloride which can be further processed into lithium carbonate and used for industrial purposes or as a battery component. We constructed our first MDLE Plant in Lake Charles, Louisiana. We used this plant to perform feasibility testing and made it available for demonstration to potential customer.

On May 1, 2024, we entered into a lease agreement with US Magnesium, a producer of metals and minerals to produce lithium carbonate. Pursuant to the lease agreement, we mobilized the first MDLE Plant to US Magnesium’s facility in Salt Lake City, Utah, and in June 2024, we completed commission of the MDLE Plant and US Magnesium assumed operational control of the MDLE Plant. Recently, in September 2024, US Magnesium suspended operations of the MDLE Plant at their site due to the low demand and market price of lithium. As of the date of this prospectus, we are in the process of demobilizing the MDLE Plant out of US Magnesium’s site.

We are developing a second-generation module of the MDLE Plant technology which we expect will provide customers with the option to greatly increase the scale of the MDLE Plant’s capacity to process brine solutions and increase lithium chloride production.

Components of the Statement of Operations

Revenue

We anticipate generating commercial revenues during the fiscal year ended March 31, 2025, from the MDLE Contract with our prospective customers (for more details, see “Business” beginning on page 29 of this prospectus). These revenues will include scheduled rent payments for the equipment and royalty payments based on quantities of lithium carbonate produced and the price the customer receives from lithium carbonate sales. Our future customers will have the option to purchase the MDLE Plant and apply all the rental payments against the purchase price. During the fiscal year ended March 31, 2024, we invoiced US Magnesium for their share of certain mobilization, installation, and commissioning costs which were deferred until the start of operations.

We anticipate generating future revenues through a combination of technology licensing agreements, equipment rentals, participation in joint ventures or special purpose entities with resource developers and management fees for overseeing the construction and development of future lithium extraction facilities. Generally, a resource holder has access to brine resources from a subsurface brine aquifer, brines from produced water in connections with oilfield operations, geothermal brines or have a brine resulting as a byproduct of another commercial operation.

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Operating Costs

We operate with a small number of corporate employees to oversee our operations and development with the primary functions including accounting, engineering, fabrication, laboratory, legal, and research being outsourced to third party service providers. This model has allowed us to continue to develop our business and scale the operations as we had funds available. We anticipate that we will add to both our corporate staff and field staff as we commence commercial operations and works to continue developing our technology. To date, we have not experienced any shortages of available employees or outsourced service providers.

Results of Operations

Three and Six Months Ended September 30, 2024 as compared to Three and Six Months Ended September 30, 2023

The operating results for the three months ended September 30, 2024, and September 30, 2023, are summarized as follows (in thousands):

	Three Months Ended September 30,
	2024	2023
Revenue, Reimbursable	$639	$-
Operating Costs and Expenses
Operating costs, excluding depreciation	461	-
Selling, general and administrative expenses, excluding depreciation	2,945	1,982
Reimbursable	639	-
Amortization of intangible assets	269	269
Depreciation	1,235	-
Operating loss	(4,910)	(2,251)
Excess fair value of warrants over private placement proceeds	-	-
Change in fair value of warrant liability	20,788	1,798
Net loss before income tax provision	15,878	(453)
Provision for income taxes	-	-
Net income (loss) and comprehensive income (loss)	$15,878	$(453)

The operating results for the six months ended September 30, 2024, and September 30, 2023, are summarized as follows (in thousands):

	Six Months Ended September 30,
	2024	2023
Revenue, Reimbursable	$885	$-
Operating Costs and Expenses
Operating costs, excluding depreciation	2,075	-
Selling, general and administrative expenses, excluding depreciation	4,628	4,784
Reimbursable	885	-
Amortization of intangible assets	538	538
Depreciation	1,401	-
Operating loss	(8,642)	(5,322)
Excess fair value of warrants over private placement proceeds	(659)	-
Change in fair value of warrant liability	15,521	986
Net loss before income tax provision	6,220	(4,336)
Provision for income taxes	-	-
Net income (loss) and comprehensive income (loss)	$6,220	$(4,336)

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Revenue

For the three and six months ended September 30, 2024, we generated revenue associated with the incurring reimbursable costs during the start-up of the MDLE Plant. In comparison, during the three and six months ended September 30, 2023, we did not generate any revenue from operations or incur any reimbursable costs.

Operating Cost

For the three and six months ended September 30, 2024, we incurred operating costs consisting of the cost of providing onsite personnel, travel and housing costs, materials and supplies during the commissioning and start-up of the MDLE Plant. In comparison, during the three and six months ended September 30, 2023, we did not incur any operating costs.

Selling, General And Administrative Expenses

The major components of selling, general and administrative expenses for the three months ended September 30, 2024, and September 30, 2023, are as follows (in thousands):

	Three Months Ended September 30,
	2024	2023
Compensation expense	$735	$333
Share-based compensation	826	367
Professional fees	364	298
Legal fees	609	334
Engineering	-	274
Rent and miscellaneous office	209	103
Other	202	273
	$2,945	$1,982

The major components of selling, general and administrative expenses for the six months ended September 30, 2024 and September 30, 2023, are as follows (in thousands):

	Six Months Ended September 30,
	2024	2023
Compensation expense	$1,227	$648
Share-based compensation	878	2,114
Professional fees	459	452
Legal fees	1,189	704
Engineering	11	424
Rent and miscellaneous office	460	291
Other	404	151
	$4,628	$4,784

Compensation expense for the three and six months ended September 30, 2024 increased compared to the prior year period as we hired permanent employees to reduce the use of outside consultants.

Share-based compensation for the three and six months ended September 30, 2024 increased as compared to the prior year period as a result of us issuing equity compensation for the new permanent employees hired, including equity compensation to our new Chief Executive Officer which included equity awards that vested upon start date.

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Professional fees for the three and six months ended September 30, 2024 increased compared to the prior year period due to additional accounting and auditing expense in order to prepare us for registering our Common Shares in the United States.

Legal fees for the three and six months ended September 30, 2024 compared to the prior year period due to costs associated with preparations to register our Common Shares in the United States.

Engineering costs for the three and six months ended September 30, 2024 decreased as compared to the prior year period as the engineering team during the 2024 periods were fully committed to start-up operations of the MDLE Plant which is included in operating costs.

Rent and miscellaneous office costs for the three and six months ended September 30, 2024 increased compared to the prior year period due to our increased business activity level.

Other expenses for the three months ended September 30, 2024 decreased compared to the prior year period as the prior year included a foreign currency loss on working capital of approximately $180,000 which was an offset to a similar gain in the first quarter of the prior year. This amount offset an increase of $109,000 of other expenses due to increased business activity and travel costs for the management team. Other expenses increased for the six months ended September 30, 2024 compared to the prior year period primarily due to increase business activity and travel expenses for the management team.

Excess Fair Value of Warrants over Private Placement Proceeds

The Company estimated the fair value of the warrants issued in the June 19, 2024 private placement and recorded an expense of approximately $659,000 for excess of fair value of warrant over proceeds of private placement. The Company did not have a similar transaction in the prior year period.

Changes in Fair Value of Warrant Liability

The Company values the outstanding warrant liabilities at each balance sheet date based on the Black-Scholes option pricing model. Any change in the fair value of the warrants is recognized as a change in fair value of warrant liability in the condensed consolidated statement of loss. During the three months ended September 30, 2024 and 2023, the Company recognized a gain of approximately $20.8 million and $1.8 million, respectively, for the change in fair value of warrant liability during the period. During the six months ended September 30, 2024 and 2023, the Company recognized a gain of approximately $15.5 million and $1.0 million, respectively for the change in fair value of warrant liability during the period. The primary reason for the decrease in the warrant liability valuation was the decline in the Company’s stock price.

Year Ended March 31, 2024 as compared to March 31, 2023

The operating results for the fiscal years ended March 31, 2024, and March 31, 2023, are summarized as follows (in thousands):

	Year Ended March 31.
	2024	2023
REVENUE	$-	$-
OPERATING COSTS AND EXPENSES
Selling, general and administrative expenses	9,513	7,496
Amortization of intangible assets	1,076	1,076
Depreciation	3	1
Operating loss	(10,592)	(8,573)
Change in fair value of warrant liability	2,082	4,823
Net loss before income tax provision	(8,510)	(3,750)
Provision for income taxes	-	-
Net loss and comprehensive loss	$(8,510)	$(3,750)
Net loss per share, basic and diluted	$(0.04)	$(0.03)
Weighted average shares outstanding, basic and diluted	204,216	142,101

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Revenue

For the fiscal years ended March 31, 2024, and March 31, 2023, we did not generate any revenue from operations. Our primary focus for these two fiscal years was marketing the MDLE Plant and the Company’s technology to potential customers and maintaining the corporate office.

Selling, General and Administrative Expenses

The major components of selling, general and administrative expenses for the fiscal years ended March 31, 2024, and March 31, 2023, are as follows (in thousands):

	Year Ended March 31.
	2024	2023
Compensation expense	$1,763	$1,164
Share-based compensation	2,649	2,263
Professional fees	1,161	1,097
Legal fees	1,872	1,054
Engineering	836	351
Rent and miscellaneous office	870	1,200
Other	362	367
	$9,513	$7,496

For the fiscal years ended March 31, 2024, and March 31, 2023, we focused our efforts on marketing the MDLE Plant and our technology to potential customers and maintaining the corporate office. We maintained limited number of employees and outsourced several functions to manage costs.

Compensation expense for the fiscal year ended March 31, 2024 increased compared to the prior year period primarily due to increase in the permanent employee headcount during the year including onboarding our Chief Financial Officer and a Co-Chief Executive Officer. The Chief Financial Officer replaced an Interim Chief Financial Officer who was a consultant and whose costs were included in professional fees and the Co-Chief Executive Officer was a new position.

Share-based compensation for the fiscal year ended March 31, 2024 increased compared to the prior year period primarily due to the increase in permanent employee headcount at corporate during the year.

Professional fees for the fiscal year ended March 31, 2024 increased compared to the prior year period due to an increase in business activity which resulted in increased accounting related expenses of approximately $249,000 partially offset by a decrease of $168,000 for marketing and investor relations activities and a decrease of $17,000 of general professional fees.

Legal fees for the fiscal year ended March 31, 2024 increased compared to the prior year period primarily due to an increase of approximately $521,000 general legal fees associated patents, contracts, proposal preparation, and financings and an increase of approximately $297,000 related to the Company’s outstanding litigation.

Engineering costs for the fiscal year ended March 31, 2024 increased compared to the prior year period primarily due to a general increase in business activity and specifically the development of a mobilization and site-specific integration plan during negotiations with our customer for the MDLE Contract.

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Rent and miscellaneous office costs for the fiscal year ended March 31, 2024 decreased compared to the prior year period because we were able to reduce the lodging costs at the corporate office and the fabrication facility in Louisiana by hiring permanent employees who are local to the worksites.

Other expenses were relatively stable for the fiscal year ended March 31, 2024 as compared to fiscal year ended March 31, 2023.

Liquidity and Capital Resources

As of fiscal year, ended March 31, 2024, we had an accumulated deficit of approximately $36.1 million and a working capital deficit of approximately $1.1 million. As of six months ended September 30, 2024, we had an accumulated deficit of approximately $29.8 million. However, we had working capital of approximately $8.9 million, primarily due to raising additional cash in two private placements totaling approximately $16.8 million during the six months ended September 30, 2024. On May 1, 2024, we entered into the US Magnesium Lease to operate the MDLE Plant at US Magnesium’s facilities in Utah, which was idled on September 25, 2024, due to reduced prices of lithium carbonate in the market. While the cash from the private placements is anticipated to support the Company’s operations, we continue to incur operating losses and negative cash flows. We have historically relied on raising funds through private placements of the Company’s stock and warrants and there is no assurance that we will be able to do so in the future or raise such funds at terms acceptable to the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for the twelve months from the date of issuance of the Company’s condensed consolidated financial statements. The Company has not made any adjustments to the carrying value of the Company’s assets or liabilities which would be necessary in the event that the Company is unable to continue as a going-concern.

Summary of Cash Flows

The cash flows for the fiscal years ended March 31, 2024, and March 31, 2023, are as follows (in thousands):

	Year Ended March 31.
	2024	2023
Cash used in operating activities	$(5,907)	$(6,209)
Cash used in investing activities	(2,617)	(3,217)
Cash provided by financing activities	9,249	2,458
Net change in cash	$725	$(6,968)

The cash flows for the six months ended September 30, 2024, and September 30, 2023, are as follows (in thousands):

	Six Months Ended September 30,
	2024	2023
Cash used in operating activities	$(8,376)	$(3,181)
Cash used in investing activities	(961)	(932)
Cash provided by financing activities	16,661	4,993
Net change in cash	$7,324	$880

Operating Activities

Cash used in operating activities for the year ended March 31, 2024 decreased compared to prior year period because approximately $681,000 of operating expenses were paid for by issuing common shares partially offset by other cash flow timing differences. Cash used in operating activities for the six months ended September 30, 2024 increased compared to prior year period due to the increase in cash used in the start-up of operations of the MDLE Plant.

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Investing Activities

Cash used in investing activities for the year ended March 31, 2024 decreased compared to prior year period because we primarily acquired additional equipment and made modifications to the MDLE Plant, for which, during the prior year ended March 31, 2023, we had incurred the cost of completing the initial construction of the MDLE Plant which was substantially completed in May 2022. Cash used in investing activities for the six months ended September 30, 2024 increased compared to prior year period because we purchased equipment for upgrades to the MDLE Plant in both periods.

Financing Activities

Cash provided by financing activities for the year ended March 31, 2024 increased compared to prior year period, which consisted of approximately $8.9 million proceeds from private placements, $181,000 of proceeds from the exercise of warrants, and $112,000 from the exercise stock options. During the prior year ended March 31, 2023, we raised proceeds of $1.5 million for the proceeds of private placements and approximately $900,000 from the exercise of stock options. Cash provided by financing activities for the six months ended September 30, 2024 increased primarily because we raised approximately $16.7 million from private placements. In comparison, during the six months ended September 30, 2023, we raised proceeds of $5.0 million for the proceeds of private placements.

Summary of Recent Financings

On April 21, 2023, the Company completed a private placement financing (the, “April 2023 Placement”) with Encompass Capital Advisors LLC acting for certain fund entities and managed accounts for which Encompass Capital Advisors LLC exercises investment discretion (collectively “Encompass”), issuing 6,396,999 units for gross proceeds of $5.0 million. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share for a period of two years from the date of issuance at an exercise price of CAD$1.21 per share. Encompass is an existing investor in the Company. The proceeds of the April 2023 Placement provided us with working capital to maintain our general and administrative expenses and perform maintenance operations on the MDLE Plant while we continued our marketing efforts.

On December 8, 2023 and December 29, 2023, we completed two private placements (collectively, the “December Placements”) consisting of 1,629,838 units and 2,694,804 units, respectively, generating gross proceeds of approximately $840,000 and $1.4 million respectively. Each unit consisted of a common share and a two-year warrant to purchase a common share for CAD$0.82. The participants in the December Placements were members of management and individual private investors. The proceeds of the December Placements were used for general working capital purposes.

On February 11, 2024, we entered into a letter agreement (the, “Letter Agreement”), as amended, with EV Metals VI LLC (together with its affiliated entities, “EV Metals”) agreeing the principal terms and conditions upon which EV Metals, directly or through one or more of its subsidiaries or affiliates, could complete one or more transactions to purchase up to $20.0 million of units, which each unit consisting of one common shares of stock and one warrant to purchase a common share through June 10, 2024. EV Metals is controlled by Jacob Warnock, one of the Company’s directors. This financing agreement was completed after the Company signed the January 10, 2024 term sheet with the Customer for the MDLE Plant. The purpose of this financing allowed the Company to operate, mobilize the MDLE Plant to the customer’s site, and commence operations. The initial closing on February 29, 2024, the Company issued 2,704,400 units to EV Metals for proceeds of approximately $2.0 million. Each warrant contained one common share and one warrant to purchase a common share for CAD$1.00.

On May 6, 2024, the Company completed a private placement with EV Metals and Encompass, issuing 7,924,157 units and 10,717,977 units, respectively, for a total of 18,642,134 units and total proceeds of approximately $10.4 million. Each warrant contained one common share and one warrant to purchase a common share for CAD$0.9579. The Company agreed to pay EV Metals a structuring fee of approximately $322,000 which was paid by issuing an additional 574,840 common shares, and agreed to cover certain costs incurred in connection with the private placement by Encompass which was paid by issuing an additional 80,385 common shares.

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On June 19, 2024, the Company completed a private placement with EV Metals and Encompass, issuing 8,478,246 units and 3,000,000 units, respectively, for a total of 11,478,246 units and total proceeds of approximately $6.4 million. Each warrant contained one common share and one warrant to purchase a common share for CAD$0.9579. The Company agreed to pay Jacob Warnock a structuring fee of approximately $238,000, which was paid by issuing an additional 423,912 common shares, and agreed to cover certain costs incurred in connection with the private placement by Encompass, which was paid in cash totaling $45,000.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with United States Generally Accepted Accounting Practice (“US GAAP”) requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Judgement, estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods are outlined below:

We have determined that intangible asset costs incurred which were capitalized have future economic benefits and will be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including anticipated cash flows and estimated economic life. The amortization expense related to intangible assets is determined using estimates relating to the useful life of the intangible asset.

The functional currency for us and our subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency involves certain judgments to determine the primary economic environment and we reconsiders the functional currency of our entities if there is a change in events and conditions which determined the primary economic environment. We have determined that our functional currency is the United States dollar.

The evaluation of the fair value of financial instruments, including the Company’s warrants and options to purchase common shares requires judgement in selecting the appropriate methodologies and models, and evaluating the ranges of assumptions and financial inputs to calculate estimates of fair value.

These consolidated financial statements have been prepared on a basis which assumes we will continue to operate for the foreseeable future and will be able to realize our assets and discharge our liabilities in the normal course of operations. In assessing whether this assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. This assessment is based upon planned actions that may or may not occur for a number of reasons including the Company’s own resources and external market conditions.

Critical accounting policies are disclosed in the Company’s annual audited consolidated financial statements for the fiscal year ended March 31, 2024.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements and does not contemplate having them in the foreseeable future.

Financial Instruments and Other Instruments

The carrying values of cash, other receivable, trade payables and other liabilities and lease liability approximate their fair values because of the short-term maturity of these financial instruments. We have no exposure to asset backed commercial paper.

Accounting Policies

A detailed summary of all the Company’s significant accounting policies is included in Note 3 to the audited consolidated financial statements for the year ended March 31, 2024, found elsewhere in this prospectus.

New Accounting Standards Issued but Not Yet Effective

Certain new accounting standards and interpretations have been issued but are not mandatory for the current period and have not been early adopted. These new accounting standards include:

In December 2023, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances existing income tax disclosures to better assess how an entity’s operation and related tax risks, tax planning, and operational opportunities affect its tax rate and prospects for future cash flows. The ASU is effective for annual periods beginning after December 15, 2024. We are currently evaluating the effect the guidance will have on our consolidated financial statements.

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MANAGEMENT

Director and Executive Officer Biographies

The following table sets forth our directors and executive officers as of the date of this prospectus and their respective positions.

Name	Age	Position
Iris Jancik	47	Chief Executive Officer
Douglas Smith	56	Chief Financial Officer
Dr. John Burba	73	Chief Technology Officer, Founder and Chairman
Norma Garcia	58	General Counsel, Corporate Secretary
James Schultz	65	Director
Keith Solar	64	Director
John Souther	40	Director
Jacob Warnock	40	Director

Iris Jancik, Chief Executive Officer

Ms. Jancik joined us as Chief Executive Officer in August 2024. Prior to joining us, Ms. Jancik served as Chief Executive Officer of IDE Americas, a subsidiary of IDE Technologies, from November 2021 to August 2024, a global desalination and water treatment solutions company, where she was responsible for the development and operations of major infrastructure projects, including San Diego County Water Authority’s Carlsbad desalination plant, as well as other municipal and industrial water treatment plants. An engineer with extensive global contracting and management experience in the water resources sector, from July 2004 to present, Ms. Jancik previously Ms. Jancik has more than 20 years of global experience with the infrastructure and water industries in executive strategy, sales of engineered products, infrastructure project management, contract negotiation and management across several global regions. She holds an MBA in International Business from Texas A&M University and a Bachelor of Science in Civil Engineering from Technion-Israel Institute of Technology.

Douglas Smith, Chief Financial Officer

Mr. Smith joined us as our Chief Financial Officer in December 2023. Prior to joining us, Mr. Smith was CFO and Treasurer of Next Level Urgent Care from December 2021 to August 2023, and CFO of NCS Subsea, Inc. from February 2019 to December 2021. From September 2016 to February 2019, Mr. Smith worked as an independent consultant and was an independent board member and Chairman of the Audit Committee of Sevan Drilling LTD from July 2017 to August 2018. Mr. Smith served as CFO of Vantage Drilling Company from September 2007 to September 2016. Mr. Smith began his career in the public accounting firm of Arthur Andersen LLP. Mr. Smith holds a Bachelor of Business Administration degree in Accounting and a Master of Public Accounting degree both from the University of Texas at Austin. Mr. Smith is a Certified Public Accountant.

Dr. John Burba, Chief Technology Officer and Chairman

Dr. Burba joined us in 2018 in connection with our acquisition of NAL and SAL which he founded in 2016. Dr. Burba served as our Chief Executive Officer from 2018 until December 2022, our Chief Technology Officer from 2018 through present and a member of our Board since 2018. In November 2024, Dr. Burba was appointed as Chairman of the Board. Dr. Burba is a physical chemist and has deep experience in lithium and other mineral extraction technologies and created the patents upon which our current technology is based. He has more than 40-years of experience working on a number of lithium brine projects in North and South America, notably with Dow Chemical Co., FMC Corp., and Chemtura Corp. Dr. Burba served as CEO of Simbol Materials, a company focused on the recovery of lithium from geothermal brines in Southern California from 2013 to 2016. Under his leadership, Simbol Materials successfully developed a proprietary process capable of producing low-cost, high-purity lithium products from brines that were previously believed to be too high in contaminants to be economically processed. Prior to that, Dr. Burba served as Chief Technology Officer and Executive Vice President of Molycorp Inc. since December 2009, where he was instrumental in identifying and developing numerous rare earths technologies as part for the Project Phoenix re-development of the Mountain Pass facilities. Dr. Burba received a Bachelor of Science in Chemistry and completed doctoral studies in Physical Chemistry at Baylor University.

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Dr. Burba brings to the Board his vast expertise and experience in our technology and industry.

Norma Garcia, General Counsel and Corporate Secretary

Ms. Garcia joined us as General Counsel, Corporate Secretary in November 2024. From August 2022 to October 2024, Ms. Garcia served as General Counsel, Corporate Secretary and Chief Human Resource Officer with Stryve Foods. Ms. Garcia previously served as Vice President - Assistant General Counsel & Chief Diversity Officer for Rent-A-Center from September 2011 through June 2022 providing leadership and oversight to their Risk Management & Safety department and supported operations with human resources and legal matters in Puerto Rico. She led the Rent-A-Center’s diversity and inclusion initiatives and is the co-founder of Rent-A-Center’s Women’s Leadership mentoring circles and the company’s Women’s Leadership Program. Before Rent-A-Center, Norma was Assistant General Counsel for Walmart. During her time at Walmart, she served in various roles of increasing responsibility to include oversight of compliance initiatives. class action litigation, employment litigation, real estate matters, and Puerto Rico labor and employment. Norma started her legal career as an Assistant District Attorney with the Collin County District Attorney’s Office in Texas where she served as Chief of Domestic Violence and tried numerous criminal jury trials. Ms. Garcia received her Juris Doctor degree from Oklahoma City University School of Law.

Jacob Warnock, Director

Mr. Warnock joined us as a director in February 2024 as the nominee of EV Metals in connection with the February 2024 financing transaction. Since 2020, Mr. Warnock has served as the Chief Executive Officer of Silver Creek Resources, LLC, a company specializing in mineral and royalty acquisitions of high-growth oil and gas rights within top-tier U.S. basins. As CEO, Mr. Warnock has overseen company operations and acquisitions in the Eagle Ford and Haynesville Shale. Mr. Warnock formerly served as the Managing Partner of Delago Resources, LLC, a Texas-based upstream oil and gas company primarily focused on the acquisition and development of oil and gas reserves, until 2019 when he was instrumental in the sale of the asset to Marathon Oil for $185 million. A serial entrepreneur, Mr. Warnock currently manages 18 companies and has over 20 years of experience establishing and overseeing numerous upstream oil and gas enterprises, along with multiple joint ventures across several US basins. Warnock graduated from Midwestern State University with a Bachelor of Science in Business Management.

Mr. Warnock brings to the Board expertise in leasing, curative, permitting, surface operations, facility construction, pipelines, negotiations and strategic exits.

James Schultz, Director

Mr. Schultz joined us as a director in October 2024. Mr. Schultz founded Open Prairie Ventures, Inc. in 1999, a private capital management company, and has served as its Chairman and Chief Executive Officer since 1999. He previously led and oversaw the management of four private equity funds with investments in innovative technologies spanning agriculture, advanced materials, medical devices, and information systems. Mr. Schultz also served in newly elected State of Illinois Governor Bruce Rauner’s cabinet as the Director of the Illinois Department of Commerce and Economic Opportunity. Currently, Mr. Schultz chairs the Prime Banc Corporation/Dieterich Bank Board’s Audit Committee and Asset/Liability Management Committee along with serving on the Loan Committee. He earned his MBA in Finance and Entrepreneurship from the Kellogg School of Management at Northwestern University, a Juris Doctor Degree from DePaul University College of Law, and a Bachelor of Business Administration from Southern Methodist University.

Mr. Schultz brings to the Board expertise in advanced materials, semiconductor, software development, e-commerce, construction, financial services and information technology.

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Keith Solar, Director

Mr. Solar joined us as a director in November 2024. Mr. Solar is a founding partner at Parks & Solar, LLP and has been a partner with them since June 2017. Mr. Solar currently represents IDE Americas, Inc. and served as special counsel to the City of Carlsbad from 2002 to 2024. In his role as special counsel, he assisted the city and the Carlsbad Municipal Water District in negotiating land use and water purchase agreements, respectively, for the Claude “Bud” Lewis Carlsbad Seawater Desalination Plant. From 2000 to 2006, Mr. Solar was general counsel to Basin Water, Inc., which became publicly traded on Nasdaq following its initial public offering in May 2006. From 2000 to 2009, Mr. Solar served as a member of the board of directors of Basin Water, Inc., including as chair of its compensation committee from 2006 to 2009 and as chair of its nominating and governance committee from 2007 to 2009. Mr. Solar has authored several published commentaries on water issues and is a lecturer at local and international water conferences and CLE programs. Mr. Solar earned his Juris Doctor, with highest distinction, from McGeorge School of Law, University of the Pacific. He is admitted to practice law in California, Texas and Tennessee.

Mr. Solar brings to the Board significant experience representing public and private clients regarding water rights and water-related issues, with particular emphasis in desalination and potable reuse.

John Souther, Director

Mr. Souther joined us as a director in November 2024. Mr. Souther has been with Carrier Corporation since 2019. In his current role as Chief Information Officer, Mr. Souther oversees the digital strategy for a $10 billion business portfolio, spearheading major technology initiatives such as ERP transformations and the expansion of IoT and connected solutions. His proven track record of leading cross-functional teams, making data-driven decisions, and delivering measurable business results has solidified his reputation as a strategic executive in the digital transformation space. Mr. Souther holds an MBA from Harvard Business School and a BA in Government from Harvard College.

Mr. Souther brings to the Board significant experience driving digital transformation and operational excellence across diverse industries — including industrials, retail, technology, and consumer packaged goods.

Corporate Governance

Board Size and Term

Our Articles of Incorporation provide that our Board of Directors shall consist of at least three directors and that each director shall hold office until the close of the next annual general meeting of our shareholders, or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated. Our Board of Directors currently consists of five directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Director Independence

We evaluate whether our directors are “independent” in accordance with National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”) issued by the British Columbia Securities Commission (“BCSC”). NP 58-201 states that “a director is independent if he or she would be independent for the purposes of National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) NI 58-101(2) states that “[i]n British Columbia, a director is independent if . . . a reasonable person with knowledge of all the relevant circumstances would conclude that the director is independent of management of the issuer and of any significant security holder . . . .” In addition, we evaluate whether our directors who serve on our Audit Committee meet the enhanced level of independence required for Audit Committee members in accordance with National Instrument 52-110 “Audit Committees” (“NI 52-110”). NI 52-110 provides under Section 1.4 “Meaning of Independence” that “(1) [a]n audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.”

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In determining whether a “material relationship” exists NI 52-110 provides certain situations where an individual is deemed to have a material relationship, which include but are not limited to:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer; and

(d)	an individual who accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or is an affiliated entity of the issuer or any of its subsidiary entities.

Consistent with TSXV rules, our Board conducted its annual review of director independence. During the review, our Board considered relationships and transactions since incorporation between each director or any member of her immediate family, on the one hand, and us on the other hand. The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent. Our Board of Directors has determined that each of our directors (i.e., James Schultz, Keith Solar, and John Souther), other than Dr. John Burba and Mr. Jacob Warnock, are considered to be “independent” in accordance with NI 58-101.

Board Committees

Member	Independent (1)	Audit	Corporate Governance, Nominating and Compensation Committee
Dr. John Burba(2)	No	No	No
John Souther(1)	Yes	Yes	No
James Schultz(1)	Yes	Yes(3)	No
Keith Solar(1)	Yes	Yes	Yes(3)
Jacob Warnock	No	No	Yes

(1)	Independent as determined under Canadian securities laws and TSXV corporate governance rules.
(2)	Dr. John Burba is the Chairman of the Board of Directors.
(3)	Denotes Chairperson of the relevant Committee.

Audit Committee

The Audit Committee of the Board consists of three members, John Souther, James Schultz and Keith Solar, with Mr. Schultz being the Chairman of the Audit Committee.

Our Board of Directors has determined that each of the Audit Committee members meets the heightened Audit Committee independence requirements under NI 52-110, and that James Schultz is considered an “audit committee financial expert,” as defined in applicable SEC regulations.

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The Audit Committee is responsible for overseeing our financial reporting process on behalf of the Board, including overseeing the work of the independent auditors who report directly to the Audit Committee. The specific responsibilities of our Audit Committee, among others, include:

●	assisting directors to meet their oversight responsibilities;

●	enhancing communication between directors and the external auditors;

●	ensuring the independence of the external auditor;

●	increasing the credibility and objectivity of financial reports; and

●	strengthening the role of the directors by facilitating in-depth discussions among directors, management, and the external auditor.

Our Board of Directors has adopted a written charter for our Audit Committee, which is available on our website at www.ibatterymetals.com.

Corporate Governance, Nominating & Compensation Committee

The Corporate Governance, Nominating and Compensation Committee (the “CGNC Committee”) consists of Keith Solar and Jacob Warnock, with Mr. Solar serving as Chairman of the CGNC Committee.

The CGNC Committee as appointed by the Board is designed to enable the Board to discharge its responsibilities and obligations with respect to:

●	developing and implementing an effective corporate governance system;

●	reviewing and assessing on an ongoing basis the Company’s corporate governance and public disclosure;

●	identifying and recommending candidates for election to the Board and all committees of the Board;

●	developing and reviewing compensation plans;

●	assessing on an annual basis the performance of the Board;

●	managing compensation related risk;

●	recommending to the Board corporate governance principles, and any changes thereto as appropriate;

●	performance reviews of the Board, Board committees and individual directors;

●	establishing criteria for selecting new directors which shall reflect, among other facets, a candidate’s integrity and business ethics, strength of character, judgment, experience and independence, as well as factors relating to the composition of the Board, including its size and structure, the relative strengths and experience of current Board members and principles of diversity;

●	recruiting candidates to fill new positions on the Board;

●	advising the Board with respect to the charters, structure and operations of the various committees of the Board and qualifications for membership thereon; and

●	developing and reviewing compensation plans and assessing the Board’s performance on an annual basis.

Our Board of Directors has adopted a written charter for our CGNC Committee, which is available on our website at www.ibatterymetals.com.

Code of Conduct

We have adopted a written Code of Conduct which addresses issues including, but not limited to conflicts of interest, related party transactions, compliance with laws and regulations, protection and proper use of corporate opportunities, protection and proper use of corporate assets, confidentiality of corporate information, fair dealing with customers, suppliers, competitors and employees, insider trading, whistle blowing, and integrity of business records and financial disclosure. The Code of Conduct applies to all of our directors, officers and employees. Any waivers of the provisions of the Code of Conduct for our executive officers or directors must be approved by the Board of Directors and will be promptly disclosed.

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EXECUTIVE COMPENSATION

As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which permit us to limit reporting of executive compensation to our principal executive officer and our two other most highly compensated executive officers.

The following table contains compensation data for our named executive officers for the fiscal year ended March 31, 2024. In this section, “Named Executive Officer” or “NEO” means the principal executive officer and each of the two most highly compensated executive officers, other than the principal executive officer, who were serving as executive officers for the year ended March 31, 2024 and whose total salary and bonus exceeds $100,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of us at March 31, 2024. For the 2024 fiscal year, our NEOs are as follows:

●	Douglas Smith, Chief Financial Officer;
●	Dr. John Burba, Chief Technology Officer;
●	Garry Flowers, Former Chief Executive Officer; and
●	Libor Michel, Former Co-Chief Executive Officer.

Mr. Michel served as Co-Chief Executive Officer from December 11, 2023, and resigned from such role effective as of April 10, 2024. Mr. Flowers served as Chief Executive Officer from December 2, 2022, and served until August 20, 2024.

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Summary Compensation Table

The following table sets forth all compensation paid to or earned by the NEOs for the last two fiscal years ended March 31, 2024 and March 31, 2023.

Summary Compensation Table
Name and Principal Position	Fiscal Year	Salary ($)	Option Awards(5) ($)	All Other Compensation ($)	Total ($)
Garry Flowers, Former CEO(1)	2024	325,000	282,493	-	607,493
	2023	243,750	1,426,828	-	1,670,578
Libor Michel, Former Co-CEO(2)	2024	93,182	321,551	-	414,733
Dr. John Burba, Chief Technology Officer(3)	2024	200,000	211,873	-	411,873
	2023	200,000	-	1,000	285,938
Douglas Smith, CFO(4)	2024	85,417	241,163	-	326,580

(1)	Garry Flowers was appointed as CEO of the Company on December 2, 2022, and resigned from such role effective as of August 20, 2024.
(2)	Libor Michel was appointed as Co-CEO of the Company on December 11, 2023, and resigned from such role effective as of April 10, 2024.
(3)	Dr. John Burba is a Director and was appointed Chief Technology Officer on July 26, 2023. The table above reflects only the compensation paid to Dr. Burba for his service as Chief Technology Officer. Dr. Burba received the stock options included above for his service as a director of the Company.
(4)	Douglas Smith was appointed as CFO of the Company on December 11, 2023. Prior to his appointment, the Company had engaged an outside consultant to provide chief financial officer services.
(5)	Amounts in “Option Awards” column reflect aggregate grant date fair value computed in accordance with ASC Topic 718. These amounts reflect the Company’s calculation of the value of these awards at the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the NEO. Assumptions used in the calculation of these amounts are included in Note 11 to the Company’s audited consolidated financial statements for the fiscal years ended March 31, 2024 and 2023, which are included elsewhere in this prospectus.

Employment Agreements

Garry Flowers, Former CEO

During his employment with us, the terms of Mr. Flowers’ employment were governed by an executive employment agreement entered into on July 1, 2022 (as amended on July 29, 2024, and further amended on July 31, 2024, the “Flowers Employment Agreement”). Pursuant to the Flowers Employment Agreement, Mr. Flowers’ was hired as our President, with a term commencing on July 1, 2022, and ending on July 1, 2024, which term was further extended until August 20, 2024, unless terminated earlier or extended by mutual consent of the parties. On December 2, 2022, Mr. Flowers’ was promoted to the role of Chief Executive Officer in succession of Dr. John Burba, which role terminated upon Mr. Flowers’ resignation on August 20, 2024. In accordance with his employment agreement, Mr. Flowers was entitled to (i) an annual base salary of $275,000 (subject to annual review by the CNGC Committee), (ii) an additional salary of $50,000 in periodic installments, (iii) a discretionary bonus up to the Board’s discretion, (iv) Stock Options to purchase up to 600,000 Common Shares, (v) 600,000 RSUs (which were converted to 220,902 Stock Options on September 29, 2023), (vi) a one-time bonus of $20,000 payable at the end of his employment term, and (vii) reimbursement of certain relocation expenses.

Under the Flowers Employment Agreement, in the event that Mr. Flowers’ employment was terminated by the Company for cause or if Mr. Flowers terminated his employment without good reason, Mr. Flowers was entitled to receive (i) accrued but unpaid base salary, bonus, expense reimbursement and other accrued benefits; (ii) any unpaid annual bonus with respect to any completed calendar year preceding the termination date; (iii) reimbursement for unreimbursed business expenses properly incurred by Mr. Flowers; and (iv) such employee benefits (including equity compensation) to which Mr. Flowers may have been entitled under an applicable award agreement or benefit plan as of the termination date ((i) through (iv) collectively referred to as the “Flowers Accrued Amounts”).

Under the Flowers Employment Agreement, in the event that Mr. Flowers’ employment was terminated by Mr. Flowers for good reason or by the Company without cause within two years following a change of control of the Company, Mr. Flowers was entitled to (i) the Flowers Accrued Amounts, (ii) a lump sum amount equal to Mr. Flowers’ then base salary for a period of six months and (iii) retain all RSUs and Stock Options granted pursuant to the Flowers Employment Agreement.

Under the Flowers Employment Agreement, in the event that Mr. Flowers’ employment was terminated by the Company without cause or by Mr. Flowers for good reason, Mr. Flowers was entitled to (i) the Flowers Accrued Amounts, (ii) his then base salary for six months, to be paid in periodic installments, (iii) a pro rata portion of his annual bonus as determined by the Board, (iv) reimbursement of premiums for health insurance continuation benefits for a period of 12 months following his termination and (v) acceleration of vesting of all RSUs and Stock Options granted pursuant to the Flowers Employment Agreement.

Under the Flowers Employment Agreement, in the event that Mr. Flowers’ employment was terminated upon his death or disability, Mr. Flowers or his estate would have been entitled to (i) the Flowers Accrued Amounts and (ii) a pro rata portion of his annual bonus as determined by the Board.

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Mr. Flowers is subject to a 24-month non-compete covenant following termination of his employment anywhere in the United States and in all other countries where the Company operates through license of its intellectual property or otherwise, regardless of whether the termination is for cause or for any other reason. He is also subject to a 24-month non-solicitation covenant following termination of his employment, regardless of whether the termination is for cause or for any other reason.

Libor Michel, Former Co-CEO

During his employment with us, the terms of Mr. Michel’s employment were governed by an executive employment agreement entered into on December 11, 2023 (the “Michel Employment Agreement”). Pursuant to the Michel Employment Agreement, Mr. Michel was hired as our Co-Chief Executive Officer with a term commencing on December 11, 2023, for an indefinite term until terminated, which role terminated upon his resignation on April 10, 2024. In accordance with his employment agreement, Mr. Michel was entitled to (i) an annual base salary of $300,000 (subject to annual review by the CNGC Committee), (ii) discretionary bonus of up to 100% of his annual base salary, (iii) a one-time bonus of $150,000 payable on or before April 1, 2024 upon a specified capital raise by the Company, (iv) a signing bonus in the form of an equity grant of Common Shares with a value equal to $150,000, and (v) Stock Options to purchase up to 600,000 Common Shares.

Under the Michel Employment Agreement, in the event that Mr. Michel’s employment was terminated by the Company for cause or if Mr. Michel terminated his employment without good reason, Mr. Michel was entitled to receive (i) accrued but unpaid base salary, bonus, expense reimbursement and other accrued benefits, (ii) any unpaid annual bonus with respect to any completed calendar year preceding the termination date, (iii) reimbursement for unreimbursed business expenses properly incurred by Mr. Michel and (iv) such employee benefits (including equity compensation) to which Mr. Michel may have been entitled under an applicable award agreement or benefit plan as of the termination date ((i) through (iv) collectively referred to as the “Michel Accrued Amounts”).

Under the Michel Employment Agreement, in the event that Mr. Michel employment was terminated by Mr. Michel for good reason or by the Company without cause within two years following a change of control of the Company, Mr. Michel was entitled to (i) the Michel Accrued Amounts, (ii) a lump sum amount equal to Mr. Michel’s then base salary for a period of 18 months and (iii) retain all RSUs and Stock Options granted pursuant to the Michel Employment Agreement.

Under the Michel Employment Agreement, in the event that Mr. Michel’s employment was terminated by the Company without cause or for good reason, Mr. Michel was entitled to (i) the Michel Accrued Amounts, (ii) his then base salary for six months, to be paid in periodic installments, (iii) a pro rata portion of his annual bonus as determined by the Board, (iv) reimbursement of premiums for health insurance continuation benefits for a period of 12 months following his termination and (v) acceleration of vesting of all RSUs and Stock Options granted pursuant to the Michel Employment Agreement.

Under the Michel Employment Agreement, in the event that Mr. Michel’s employment was terminated upon his death or disability, Mr. Flowers or his estate would have been entitled to (i) the Flowers Accrued Amounts, (ii) a pro rata portion of his annual bonus as determined by the Board and (iii) acceleration of vesting of all RSUs and Stock Options granted pursuant to the Michel Employment Agreement.

Mr. Michel was subject to a six-month non-compete covenant following termination of his employment anywhere in the United States and in all other countries where the Company operates through license of its intellectual property or otherwise, regardless of whether the termination was for cause or for any other reason. He was also subject to a six-month non-solicitation covenant following termination of his employment, regardless of whether the termination was for cause or for any other reason.

Dr. John Burba, Chief Technology Officer

On June 26, 2018, we entered into an executive employment agreement with Dr. John Burba. Pursuant to the employment agreement, Dr. Burba was hired as our Chief Executive Officer, with a term commencing on June 26, 2018, for an indefinite term unless terminated on account of his death, resignation or disability or terminated by us for cause or without cause (the “Dr. Burba Employment Agreement). Dr. Burba served as our Chief Executive Officer from June 26, 2018 and then assumed the role of Chief Technology Officer on July 26, 2023. In accordance with the Dr. Burba Employment Agreement, he is entitled to an annual base salary of $200,000 (subject to annual review by the CGNC Committee) and is eligible to participate in all benefit plans and programs made available by us for our employees, including participation in bonus and incentive compensation plans and programs established for officers and directors of the Company on terms determined by the Board.

Pursuant to the Dr. Burba Employment Agreement, in the event that Dr. Burba’s employment is terminated as a result of death, disability or for cause, he would be entitled to accrued salary, benefits and vacation, including the then unused accrued vacation (the “Dr. Burba Accrued Benefits”), up to and including the date of termination in a single lump sum within 30 days of such termination.

Pursuant to the Dr. Burba Employment Agreement, if the Company terminates Dr. Burba’s employment without cause or if Dr. Burba terminates his employment for good reason, and such termination does not occur within the 24-month period following a change of control, Dr. Burba will be entitled to: (i) the Dr. Burba Accrued Benefits in a single lump sum and (i) an amount equal to Dr. Burba’s target bonus amount.

Pursuant to the Dr. Burba Employment Agreement, if, during the 24-month period following a change of control, the Company terminates Dr. Burba’s employment without cause or Dr. Burba terminates his employment for good reason, Dr. Burba will be entitled to: (i) the Dr. Burba Accrued Benefits in a single lump sum within 30 days of such termination, (ii) a lump sum payment in an amount equal to his base salary at the time of such termination, payable in a lump sum, as well as continuation of his base salary for a period of one year following such termination, and (iv) a lump sum payment in an amount equal to two times his target bonus amount, payable in lump sum.

Dr. Burba is subject to a one-year non-compete covenant following termination of his employment anywhere in North America, Central America, South America, Asia and Australia, regardless of whether the termination is voluntary or involuntary. He is also subject to a one-year non-solicitation covenant following termination of his employment, regardless of whether the termination is voluntary or involuntary.

Douglas Smith, Chief Financial Officer

On December 11, 2023, we entered into an executive employment agreement with Mr. Douglas Smith (the “Smith Employment Agreement”). Pursuant to the Smith Employment Agreement, Mr. Smith was hired as our Chief Financial Officer, with a term commencing on December 11, 2023, for an indefinite term until terminated. In accordance with his employment agreement, Mr. Smith is entitled to (i) an annual base salary of $275,000 (subject to annual review by the CGNC Committee), (ii) a discretionary bonus of up to 100% of his annual base salary, and (iii) Stock Options to purchase up to 450,000 Common Shares.

Under the Smith Employment Agreement, in the event that Mr. Smith’s employment is terminated by the Company for cause or if Mr. Smith terminates his employment without good reason, Mr. Smith is entitled to receive (i) accrued but unpaid base salary, bonus, expense reimbursement and other accrued benefits; (ii) any unpaid annual bonus with respect to any completed calendar year preceding the termination date; (iii) reimbursement for unreimbursed business expenses properly incurred by Mr. Smith; and (iv) such employee benefits (including equity compensation) to which Mr. Smith may have been entitled under an applicable award agreement or benefit plan as of the termination date ((i) through (iv) collectively referred to as the “Smith Accrued Amounts”).

Under the Smith Employment Agreement, in the event that Mr. Smith’s employment is terminated by Mr. Smith for good reason or by the Company without cause within two years following a change of control of the Company, Mr. Smith is entitled to (i) the Smith Accrued Amounts, (ii) a lump sum amount equal to Mr. Smith’s then base salary for a period of 18 months and (iii) retain all RSUs and Stock Options granted pursuant to the Smith Employment Agreement.

Under the Smith Employment Agreement, in the event that Mr. Smith’s employment is terminated by the Company without cause or by Mr. Smith for good reason, Mr. Smith is entitled to (i) the Smith Accrued Amounts, (ii) his then base salary for six months, to be paid in periodic installments, (iii) a pro rata portion of his annual bonus as determined by the Board, (iv) reimbursement of premiums for health insurance continuation benefits for a period of 12 months following his termination and (v) acceleration of all vesting of RSUs and Stock Options granted pursuant to the Smith Employment Agreement.

Under the Smith Employment Agreement, in the event that Mr. Smith’s employment was terminated upon his death or disability, Mr. Smith or his estate would have been entitled to (i) the Smith Accrued Amounts, (ii) a pro rata portion of his annual bonus as determined by the Board and (iii) acceleration of vesting of all RSUs and Stock Options granted pursuant to the Smith Employment Agreement.

Mr. Smith is subject to a six-month non-compete covenant following termination of his employment anywhere in the United States and in all other countries where the Company operates through license of its intellectual property or otherwise, regardless of whether the termination is for cause or for any other reason. He is also subject to a six-month non-solicitation covenant following termination of his employment, regardless of whether the termination is for cause or for any other reason.

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Outstanding Equity Awards at Fiscal Year-End

The following table sets forth outstanding equity awards for the NEOs as of the end of the fiscal year ended March 31, 2024.

	Option Awards
Name	Grant	Number of Securities Underlying Unexercised Options (#)		Option Exercise	Option Expiration
	Date	Exercisable	Unexercisable	Price	Date
Garry Flowers	6/15/2021	100,000	—	CAD$0.57	6/15/2026
	5/3/2023	400,000	—	CAD$1.12	5/3/2028
	7/7/2023	600,000	—	CAD$1.41	7/1/2027
	9/29/2023	110,451	110,451	CAD$3.50	7/1/2025
Libor Michel	12/11/2023	200,000	—	CAD$0.89	12/11/2027
Dr. John Burba	5/3/2023	300,000	—	CAD$1.12	5/3/2028
	1/5/2021	4,898,500	—	CAD$0.38	1/5/2026
Douglas Smith	12/11/2023	150,000	300,000	CAD$0.89	12/11/2027

The following is a summary of the material terms of the Stock Option Plan:

●	The aggregate number of Common Shares reserved for issuance pursuant to Stock Options under the Stock Option Plan shall not exceed 10% of the issued and outstanding Common Shares on the particular date of the grant of any Stock Option. This number shall include any Common Shares which may be issued upon the exercise of any Stock Options outstanding as of the date of the Stock Option Plan granted either individually or pursuant to predecessor stock option plans of the Company. If any option expires or otherwise terminates for any reason without having been exercised in full, the number of Common Shares in respect of which the option was not exercised shall be available for the purposes of the Stock Option Plan;

●	In accordance with the TSXV Policies, (a) the maximum aggregate number of Common Shares issuable pursuant to Stock Options that may be issued under the Stock Option Plan, together with any other security based compensation plan or arrangement (collectively, referred to herein as the “Security Based Compensation Plans”) within any 12 month period, may not exceed 5% of the outstanding Common Shares calculated on the date of grant of any Stock Option; (b) the maximum aggregate number of Common Shares issuable pursuant to Stock Options that may be issued to insiders (as a group) under the Stock Option Plan, together with all of the Company’s other Security Based Compensation Plans, within any 12 month period, may not exceed 10% of the issued Common Shares calculated on the date of grant of any Stock Option; (c) the maximum aggregate number of Common Shares issuable pursuant to Stock Options that may be issued to insiders (as a group) under the Stock Option Plan, together with all of the Company’s other Security Based Compensation Plans, may not exceed 10% of the issued Common Shares at any time; (d) the maximum aggregate number of Common Shares issuable pursuant to Stock Options that may be issued to any one consultant under the Stock Option Plan, together with all of the Company’s other Security Based Compensation Plans, within any 12 month period, may not exceed 2% of the issued Common Shares calculated on the date of grant of any Stock Option; and (e) the maximum aggregate number of Common Shares issuable pursuant to Stock Options that may be issued to persons employed or contracted to provide investor relations activities (as a group), within any 12 month period, may not exceed 2% of the issued Common Shares of the calculated on the date of grant of any Stock Option;

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●	Stock Options granted must be exercised no later than 10 years from the date of grant or such lesser period as may be determined by the Board, subject to extensions during black-out periods;

●	upon the death of a Participant, the legal representative of the Eligible Participant may exercise any outstanding portion of the Participant’s Stock Options within one year after the date of the Participant’s death;

●	if an Participant ceases to be an eligible Participant under this Stock Option Plan for any reason other than death, the Participant may, but only within a reasonable period, not exceeding 12 months, to be set out in the applicable Stock Option Agreement at the time of the grant, following the Participant’s ceasing to be an eligible Participant (or 30 days in the case of an Participant engaged in Investor Relations Activities) or prior to the expiry of the Stock Option Period, whichever is earlier, exercise any Stock Option held by the Participant, but only to the extent that the Participant was entitled to exercise the Stock Option at the date of such cessation. For greater certainty, any Participant who is deemed to be an employee pursuant to any medical or disability plan shall be deemed to be an employee for the purposes of the Stock Option Plan;

●	subject to the policies of the applicable stock exchange and any limitations imposed by any relevant regulatory authority, the exercise price of an Stock Option granted under the Stock Option Plan shall be as determined by the Board when such Stock Option is granted and shall be an amount at least equal to the Discounted Market Price (as defined in the policies of the applicable stock exchange) of the Common Shares; and

●	the Board may permit Stock Options granted to be exercised using the “Cashless Exercise” or “Net Exercise” provisions of Policy 4.4 of the TSXV Policies.

The following is a summary of the material terms of the Restricted Share Unit Plan (the “RSU Plan”):

●	The RSU Plan is a “fixed” 10% plan. Subject to adjustment as may be permitted under the RSU Plan, the maximum number of Common Shares which may be reserved for issuance under the RSU Plan at any time shall be 20,577,824. For purposes of determining the number of Common Shares that remain available for issuance under the RSU Plan, the number of Common Shares underlying any grants of RSUs that are surrendered, forfeited, waived and/or cancelled shall be added back to the RSU Plan and again be available for future grant, whereas the number of Common Shares underlying any grants of RSUs that are issued upon exercise of RSUs shall not be available for future grant;

●	the Board shall from time to time determine the eligible Participants to whom RSUs shall be granted and the provisions and restrictions with respect to such grants, all such determinations to be made in accordance with the terms and conditions of the RSU Plan, and the Board may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Company and any other factors which the Board deems appropriate and relevant;

●	an RSU award granted to a particular Participant in a year will be a bonus for services rendered by the Participant and the number of RSUs awarded will be credited to the Participant’s account, effective as of the grant date;

●	the RSUs shall have a term, which shall be determined by the Board on the date of award of the RSUs, which term shall not exceed 10 years. Each award of RSUs will vest on the date(s) and/or the satisfaction of the performance criteria specified by the Board on the award date and reflected in the applicable grant letter, provided that subject to the TSXV Policies, RSUs may not vest before the date that is one year following the date of grant or issue;

●	in the event that a dividend (other than a stock dividend) is declared and paid by the Company on Common Shares, the Company may elect to credit each Participant with additional RSUs. In such case, the number of additional RSUs will be equal to the aggregate amount of dividends that would have been paid to the Participant if the RSUs in the Participant’s account had been Common Shares divided by the market value of a Common Share on the date on which dividends were paid by the Company; and

●	in accordance with the TSXV Policies, (a) the maximum aggregate number of Common Shares that may be issuable to any one Participant pursuant to all Security Based Compensation of the Company granted or issued within any 12 month period may not exceed 5% of the outstanding Common Shares calculated on the date of grant; (b) the maximum aggregate number of Common Shares that may be issuable to insiders of the Company (as a group) pursuant to all Security Based Compensation of the Company granted or issued within any 12 month period may not exceed 10% of the outstanding Common Shares calculated on the date of grant; (c) the maximum aggregate number of Common Shares that may be issuable to insiders of the Company (as a group) pursuant to all Security Based Compensation of the Company may not exceed 10% of the outstanding Common Shares at any point in time; and (d) the maximum aggregate number of Common Shares that may be issuable to any consultant of the Company pursuant to all Security Based Compensation of the Company granted or issued within any 12 month period may not exceed 2% of the outstanding Common Shares calculated on the date of grant of any Security Based Compensation.

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DIRECTOR COMPENSATION

The form and amount of director compensation is reviewed annually and as deemed advisable by the Corporate Governance, Nominating and Compensation Committee (“CGNC Committee”), which shall make recommendations to the Board based on such review. The CGNC Committee reviews director compensation on an annual basis to ensure that we offer director compensation that is: (i) commensurate with the efforts we expect from existing Board members; (ii) competitive in the Company’s industry in order that we might attract the best possible candidates to assist we and its shareholders in a fiduciary capacity to maximize the opportunity presented by that growth; and (iii) aligned with shareholder interests as we grows. The Board retains the ultimate authority to determine the form and amount of director compensation.

The chart below outlines the Company’s current director compensation program for its non-employee directors:

Type of Fee	Role	Amount (Per Year)
Board Retainers	Board Member	$60,000
Committee Retainers	Audit Committee Chair	$10,000
	CGNC Committee Chair	$7,500
	Audit Committee Member	$5,000
	CGNC Committee Member	$3,750
Annual Equity Award	Board Member	300,000 stock options

In addition, each member of the Board of Directors is entitled to reimbursement for reasonable travel and other expenses incurred in connection with attending Board meetings and meetings for any committee on which he or she serves.

The following table sets forth all compensation paid to or earned by each director during the fiscal year ended March 31, 2024, other than Dr. Burba whose compensation is set forth above in the Summary Compensation Table. Mr. John Souther, Mr. James Schultz and Mr. Keith Solar are not included in the table below as they each joined the Board in November 2024 (i.e., after the end of the Company’s last fiscal year ended March 31, 2024).

Name	Fees earned or paid in cash (US$)	Stock awards(1)(2) (US$)	Option awards(1)(2) (US$)	Total (US$)
Tony Colletti(3)	37,500	37,500	211,873	286,873
Maria Echaveste(4)	37,500	18,750	211,873	268,123
Daniel Layton(5)	—	—	—	—
Foy Wyman Morgan(4)	37,500	18,750	211,873	268,123
Jacob Warnock(6)	—	—	—	—
William Webster(3)	56,250	45,000	211,873	313,123

(1)	The amounts reported in the Stock Awards and Option Awards columns reflect aggregate grant date fair value computed in accordance with ASC Topic 718. These amounts reflect the Company’s calculation of the value of these awards at the grant date and do not necessarily correspond to the actual value that may ultimately be realized by the director. Assumptions used in the calculation of these amounts are included in Note 11 to the Company’s audited consolidated financial statements for the fiscal years ended March 31, 2024, and 2023, which are included elsewhere in this prospectus. The stock awards represent awards of RSUs and stock options that the directors agreed to accept in lieu of certain cash retainer fee.
(2)	The following table sets forth the aggregate number of unexercised stock options outstanding as of March 31, 2024 for each director who served during fiscal 2024.

Name	Aggregate Number of Stock awards	Aggregate Number of Option awards
Tony Colletti(3)	51,508	600,000
Maria Echaveste(4)	26,173	600,000
Daniel Layton(5)	—	—
Foy Wyman Morgan(4)	26,173	600,000
Jacob Warnock(6)	—	—
William Webster(3)	61,810	600,000

(3)	Mr. Colletti’s and Mr. Webster’s service as a director ended effective October 31, 2024.
(4)	Ms. Echaveste’s and Mr. Morgan’s service as a director ended effective December 1, 2023.
(5)	Mr. Layton was appointed to the Board on January 18, 2024, and was not entitled to any compensation as a director for the fiscal year ending March 31, 2024. Mr. Layton’s service as a director ended effective September 25, 2024
(6)	Mr. Warnock was appointed to the Board on February 28, 2024, and was not entitled to any compensation as a director for the fiscal year ending March 31, 2024.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of the Common Shares as of January 1, 2025, for (i) each member of the Board of Directors, (ii) each NEO, (iii) each person known to us to be the beneficial owner of more than 5% of the Company’s securities and (iv) the members of the Board and the executive officers as a group.

The information regarding beneficial ownership of our Common Shares has been presented in accordance with the rules of the SEC. Under these rules, a person may be deemed to beneficially own any of our Common Shares as to which such person, directly or indirectly, has or shares voting power or investment power, and as to which such person has the right to acquire voting or investment power within 60 days through the exercise of any stock option or other right. The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing (1) (i) the number of shares beneficially owned by such person plus (ii) the number of shares as to which such person has the right to acquire voting or investment power within 60 days by (2) the total number of shares outstanding as of such date, plus any shares that such person has the right to acquire from us within 60 days. Including those shares in the tables does not, however, constitute an admission that the named shareholder is a direct or indirect beneficial owner of those shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all Common Shares listed as owned by that person or entity, subject to applicable community property laws.

Unless otherwise indicated, the address of each of the executive officers and directors named below is c/o International Battery Metals Ltd., 6100 Tennyson Parkway, Suite 240, Plano, Texas 75024.

Name and Address	Amount and nature of beneficial ownership		Percent of Class
Directors and Named Executive Officers
Dr. John Burba	14,590,393	(1)	[●]	%
Jacob Warnock	62,924,950	(2)	[●]	%
James Schultz	—		—
Keith Solar	—		—
John Souther	60,474	(3)	*
Garry Flowers	3,357,774	(4)	[●]	%
Libor Michel	—		—
Douglas Smith	830,886	(5)	*
All directors and executive officers as a group (10 persons)	82,766,779	(6)	[●]	%
Greater than 5% shareholders
Ensorcia Metals Corporation	31,258,977	(7)	[●]	%
EV Metals VI LLC	78,673,204	(8)	[●]	%
Entities managed or sub-managed by Encompass Capital Advisors LLC	52,246,798	(9)	[●]	%

* Represents less than 1% issued and outstanding Common Shares.

(1)	Includes options to acquire 5,198,500 Common Shares and 77,611 Warrants.
(2)	Mr. Jacob Warnock’s indirect beneficial ownership of shares held by EV Metals and related affiliated parties. Amount includes 22,461,352 Warrants.
(3)	Mr. John Souther’s indirect beneficial ownership of shares held by Perk Salar LLC.
(4)	Includes options to acquire 1,320,902 Common Shares and 970,142 Warrants.
(5)	Include options to acquire 450,000 Common Shares and 190,443 Warrants.
(6)	Includes 7,671,704 Common Shares and 1,238,196 Warrants which are vested or will vest within 60 days.
(7)	Ensorcia Metals Corporation’s address is 333 West Wacker Drive Suite 2600, Chicago, IL. 60606. Mr. Layton exercises exercise sole voting and dispositive control over the Common Shares beneficially owned by Ensorcia Metals Corporation.
(8)	EV Metals VI LLC’s address is 1 Calle Cervantes #5 San Juan PR 00907. Mr. Warnock serves as investment advisor to EV Metals and exercises sole voting and dispositive control over the Common Shares beneficially owned by EV Metals. Includes EV Metals LLC, EV Metals II LLC, EV Metals III LLC, EV Metals IV LLC, EV Metals VI LLC, Elegante Energy LLC, Perk Salar LLC, and JAW Puerto Rico Trust.
(9)	Includes 20,114,976 Common Shares issuable upon exercise of Warrants. The securities are held by certain fund entities and managed accounts for which Encompass Capital Advisors LLC exercises investment discretion. Todd Kantor, as the managing member of Encompass Capital Advisors LLC, may be deemed to have shared voting and dispositive power with respect to the shares held by Encompass and Mr. Kantor may also be deemed to beneficially own such securities. Mr. Kantor disclaims beneficial ownership of the foregoing, except to the extent of his pecuniary interest therein. The business address of Encompass Capital Advisors LLC and Mr. Kantor is 200 Park Avenue, Suite 1604, New York, New York 10166.

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SELLING SHAREHOLDERS

The Common Shares and Warrants being offered by the selling shareholders are those previously sold to the selling shareholders pursuant to private placement transactions and are being registered pursuant to separate registration rights agreements entered into by and between us and each of the respective selling shareholders dated May 3, 2024 (the “Registration Rights Agreements”). For additional information regarding these Common Shares and Warrants, see “Certain Relationships and Related Party Transactions” in this prospectus. We are registering the Common Shares and Warrants in order to permit the selling shareholders to offer the Common Shares and Warrants for resale from time to time. Except for the ownership of these Common Shares and Warrants and for the transactions as described in the section “Certain Relationships and Related Party Transactions” in this prospectus, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of Common Shares and Warrants by each of the selling shareholders being offered in this prospectus as of January 1, 2025. In accordance with the terms of the Registration Rights Agreements between us and the selling shareholders, this prospectus generally covers the resale of all Common Shares and Warrants held by the selling shareholders. For the purposes of the following table, we have assumed that the selling shareholders will have sold all of the Common Shares and Warrants covered by this prospectus upon the completion of this offering. However, the selling shareholders may sell all, some or none of their Common Shares or Warrants in this offering. See “Plan of Distribution.”

Name of Selling Shareholder	Number of Common Shares Beneficially Owned prior to this Offering	Number of Warrants Beneficially Owned prior to this Offering	Percentage of Common Shares Beneficially Owned Prior to the Offering		Maximum number of Common Shares to be Sold pursuant to this Prospectus	Maximum number of Warrants to be Sold pursuant to this Prospectus	Number of Common Shares Beneficially Owned after this Offering(1)	Percentage of Common Shares Beneficially Owned after this Offering(2)	Number of Warrants Beneficially Owned after this Offering(1)
			%					%
Entities managed or sub-managed by Encompass Capital Advisors LLC(3)	52,246,798	20,114,976	[●]	%	52,246,798	20,114,976	—	—	—
EV Metals LLC(4)	2,665,625	—	[●]	%	2,665,625	—	—	—	—
EV Metals II LLC(4)	746,250	—	*		746,250	—	—	—	—
EV Metals III LLC(4)	735,000	—	*		735,000	—	—	—	—
EV Metals IV LLC(4)	3,970,000	—	[●]	%	3,970,000	—	—	—	—
EV Metals V LLC(4)	—	2,000,000	*		—	2,000,000	—	—	—
EV Metals VI LLC(4)	17,949,688	19,104,803	[●]	%	37,054,491	19,104,803	—	—	—
Elegante Energy LLC(4)	8,792,659	797,640	[●]	%	8,792,659	797,640	—	—	—
Perk Salar, LLC(4)	3,248,504	—	[●]	%	3,248,504	—	—	—	—
JAW Puerto Rico Trust(4)	2,355,872	558,909	[●]	%	2,355,872	558,909	—	—	—

* Less than 1%

(1)	The percentage of beneficial ownership after this offering is calculated based on [ ] Common Shares outstanding as of the date of this prospectus. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. The amount of Common Shares that will be held by the selling shareholder after completion of this offering is based on the assumptions that (a) all Common Shares and Warrants registered for resale by the registration statement of which this prospectus is part will be sold and (b) no other Common Shares or Warrants are acquired or sold by the selling shareholder prior to completion of this offering. However, each selling shareholder may sell all, some or none of the Common Shares offered pursuant to this prospectus and may sell other Common Shares that they may own pursuant to another registration statement under the Securities Act or sell some or all of their shares pursuant to an exemption from the registration provisions of the Securities Act, including under Rule 144.
(2)	Represents the percentage of Common Shares beneficially owned by the selling shareholders after this offering without taking into account any limitations on exercises of Warrants.
(3)	Includes 20,114,976 Common Shares issuable upon exercise of Warrants. The securities are held by certain fund entities and managed accounts for which Encompass Capital Advisors LLC exercises investment discretion. Todd Kantor, as the managing member of Encompass Capital Advisors LLC, may be deemed to have shared voting and dispositive power with respect to the shares held by Encompass and Mr. Kantor may also be deemed to beneficially own such securities. Mr. Kantor disclaims beneficial ownership of the foregoing, except to the extent of his pecuniary interest therein. The business address of Encompass Capital Advisors LLC and Mr. Kantor is 200 Park Avenue, Suite 1604, New York, New York 10166.
(4)	Number of Common Shares beneficially owned includes the following numbers of Common Shares that may be issued upon exercise of Warrants held by the applicable selling shareholder: EV Metals V LLC, 2,000,000 Common Shares; EV Metals VI LLC, 19,104,803 Common Shares; Elegante Energy LLC, 797,640 Common Shares; and JAW Puerto Rico Trust, 558,909 Common Shares.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions or series of similar transactions, since April 1, 2022, or currently proposed, to which we were a party or will be a party, in which, the amounts involved exceeded $120,000 or 1% of the Company’s average total assets at year-end for the last two fiscal years, whichever is less, and in which any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

We recognize that transactions between us and any of our directors or executives or with a third party in which one of our officers, directors or significant shareholders has an interest can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than the best interests of us and our shareholders.

On November 7, 2018, we entered into a licensing agreement with (i) Ensorcia Metals, a British Virgin Islands corporation and (ii) Sorcia Minerals, a Delaware limited liability company, controlled by Ensorcia Metals which provided to Sorcia Minerals, exclusive limited license to the Company’s technology in Chile and Argentina (Ensorcia Metals and Sorcia Minerals are collectively referred to as “Ensorcia” and the agreement is referred to as the “Ensorcia Licensing Agreement”). The controlling shareholder of Ensorcia is Mr. Daniel Layton, a former member of our Board who owns approximately 12.9% of our Common Shares. The Ensorcia Licensing Agreement provide Ensorcia the exclusive rights to market and develop the Company’s technology in Chile and Argentina provided that an MDLE Plant is installed and operational no later than December 31, 2028. The Ensorica Licensing Agreement provide Ensorcia the right to use the Company’s technology but does not transfer any ownership to Ensorcia. As consideration for us providing technology, know-how, design, construction, installation, operation of the MDLE Plant and making certain technical employees available, the Ensorica Licensing Agreement provides that we are entitled to a 6% royalty based on net sales, and a 10% equity interest in each project, as defined under the Ensorcia Licensing Agreements. The Ensorcia Licensing Agreements include other customary terms and conditions.

On February 19, 2021, the Company entered into a private placement transaction wherein the Company agreed to issue up to 17,250,000 units to each of Sorcia Minerals and EVL Holdings, with each unit comprised of one Common Share and one Warrant (the “2021 Private Placement”). The controlling shareholder of Sorcia Minerals is Mr. Daniel Layton, who is a greater than 5% shareholder and is a former member of our Board of Directors. Sorcia Minerals and EVL Holdings is a greater than 5% shareholder.

On April 21, 2023, we completed a non-brokered private placement (“April 2023 Placement”) and issued 6,396,999 Units, consisting of 6,396,999 Common Shares and 6,396,999 Warrants (“April 2023 Warrants”) to Encompass, an accredited investor, in reliance on Regulation S of the Securities Act, with each Unit being priced at CAD$1.21 per share for gross proceeds of $5.0 million. Each unit is comprised of one Common Share and one Warrant entitling the holder to purchase one Common Share for a period of two years at an exercise price of CAD$1.21. The proceeds from the private placement were used for working capital needs, to accelerate research and development efforts, product development and technology adoption, and for preplacement orders of MDLE Plants for siting on customer brine resources.

On December 8, 2023, we entered into a transaction, whereby Mr. Garry Flowers, former Chief Executive Officer, Dr. John Burba, current Chief Technology Officer and Director, and an outside consultant subscribed for an aggregate of 1,629,838 units, with each unit comprised of one Common Share and one Warrant, for an aggregate amount of US$840,000.

On December 29, 2023, we entered into a transaction, whereby we agreed to issue 2,694,804 units, with each unit comprised of one Common Share and one Warrant to certain investors, including Douglas Smith, current Chief Financial Officer of the Company for gross proceeds of approximately $1.4 million. Pursuant to the private placement, Mr. Smith subscribed for 190,443 units for an aggregate subscription price of US$100,000.

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On February 11, 2024, we entered into a binding term sheet with EV Metals VI, a private company controlled by Mr. Jacob Warnock, a current director of ours pursuant to which EV Metals VI agreed to subscribe for units for aggregate consideration of up to US$20 million (the “Term Sheet”). Below is a summary of the various transactions that have occurred to date pursuant to the Term Sheet:

●	On February 29, 2024 (the “February 2024 Placement”), EV Metals VI acquired 2,702,400 units at a deemed unit price of US$1.00 for aggregate proceeds of US$2 million. Each unit is comprised of one Common Share and one Warrant entitling the holder thereof to acquire one additional Common Share at an exercise price of CAD$1.25, until March 1, 2026 (“February 2024 Warrants”).

●	On May 6, 2024 (the “May 2024 Placement”), EV Metals VI and Encompass acquired a total of 18,642,134 units at a deemed unit price of CAD$0.76632 for aggregate proceeds of approximately US$10.4 million (“May 2024 Warrants”). Encompass was not a party to the Term Sheet and acquired the units as a result of its exercise of the pre-emptive rights granted to Encompass (“Encompass Pre-Emptive Rights”) pursuant to the terms of an investment agreement dated April 21, 2023 (“Encompass Investment Agreement”) entered into with Encompass in respect of the April 2023 Placement. Each unit is comprised of one Common Share and one Warrant entitling the holder thereof to acquire one additional Common Share at an exercise price of CAD$0.9579, until May 3, 2026. In addition to the issuance of the May 2024 Warrants, we also agreed to extend the expiry date of the April 2023 Warrants previously issued on April 21, 2023, from April 21, 2025 to May 3, 2026 (For more information about this transaction, See “Item 15. Recent Sales of Unregistered Securities”). In connection with the 2024 Placement, EV Metals VI acquired 7,924,157 Units for gross proceeds of US$4.4 million, representing approximately 42.51% of the aggregate proceeds we raised in the private placement. In addition, we paid EV Metals VI a structuring and financing fee in connection with the private placement in the amount of USD$322,000, payable through the issuance of 574,840 Common Shares with each share having a deemed issuance price of CAD$0.76632. Furthermore, we also issued an additional 80,385 Common Shares to Encompass as payment to cover certain expenses incurred by Encompass.

●	On June 19, 2024 (the “June 2024 Placement”), EV Metals VI and the Encompass (pursuant to the Encompass Pre-Emptive Rights) acquired a total of 11,478,246 units at a deemed unit price of CAD$0.76632 for aggregate proceeds of approximately US$6.4 million. Each unit was comprised of one Common Share and one Warrant entitling the holder thereof to acquire one additional Common Share at an exercise price of CAD$0.9579, until June 19, 2026 (the “June 2024 Warrants”).

●	In connection with the June 2024 Placement, we paid EV Metals VI a financing and structuring fee in the amount of US$238,000, which was satisfied through the issuance of additional 423,912 Common Shares to Mr. Jacob Warnock, a current director who controls EV Metals VI. In connection with the June 2024 Placement, EV Metals VI acquired 8,478,246 Units for gross proceeds of approximately USD$4.8 million, representing approximately 73.86% of the aggregate proceeds raised by us in the private placement, and Encompass acquired 3,000,000 Units for gross proceeds of USD$1.6 million, pursuant to the Encompass Pre-Emptive Rights, which represented approximately 26.14% of the aggregate proceeds raised by us in the June 2024 Placement.

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DESCRIPTION OF SHARE CAPITAL

The following description of our share capital summarizes certain provisions of our Articles. The summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of our Articles, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors are urged to read the exhibits to the registration statement of which this prospectus forms a part for a complete understanding of our Articles.

Authorized/Issued Capital

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value.

Common Shares

Each Common Share carries the right to attend and vote at all general meetings of shareholders. Holders of the Company’s Common Shares are entitled to dividends, if any, as and when declared by the Board and to one vote per Common Share at meetings of shareholders. In addition, upon liquidation, dissolution or winding-up of the Company, holders of Common Shares may share, on a pro rata basis, the remaining assets as are distributable to holders of Common Shares of the Company. We may, subject to certain exceptions, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms determined by the Board of Directors. The Company’s Common Shares are not subject to call or assessment rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

As of December 23, 2024, we had 137 holders of record of our Common Shares.

Warrants

As of September 30, 2024, an aggregate of 43,544,421 Common Shares are issuable upon the exercise of outstanding Warrants at a weighted average exercise price of CAD$1.00 per Warrant. Each Warrant entitles the holder to purchase or receive one Common Share.

Stock Options

As of September 30, 2024, an aggregate of 12,283,216 Common Shares are issuable upon the exercise of outstanding incentive stock options at a weighted average exercise price of CAD$0.85 per option. Each stock option entitles the holder to purchase or receive one Common Share of the Company.

Voting Rights

All holders of Common Shares will be entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings. A quorum for the transaction of business at a meeting of shareholders shall be one shareholder present and being, or one shareholder represented by proxy, with such shareholder holding not less than one Common Share. On all matters upon which holders of Common Shares are entitled to vote, each Common Share is entitled to one vote per Common Share.

Dividend Rights

Holders of Common Shares are entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the Company’s Board may from time to time determine. We are permitted to pay dividends unless there are reasonable grounds for believing that: (i) we is insolvent; or (ii) the payment of the dividend would render we insolvent.

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Registration Rights

On May 3, 2024, we entered into two registration rights agreements with the selling shareholders providing for the filing of the registration statement of which this prospectus forms a part with the SEC registering the resale of [                   ] Common Shares and [                        ] Warrants held by the selling shareholders (the “Registration Rights Agreements”). We are required to use commercially reasonable efforts to have such registration statement declared effective by the SEC as promptly as possible after the filing thereof, but in any event no later than the applicable Effectiveness Date (as defined in the Registration Rights Agreements) and to keep such registration statement continuously effective until the date that all registrable securities covered by such registration statement (i) have been sold, thereunder or pursuant to Rule 144, or (ii) may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Company to be in compliance with the current public information requirement under Rule 144, as determined by the counsel to the Company. The registration statement of which this prospectus forms a part is intended to satisfy this requirement.

Upon the occurrence of certain events, we are required to pay liquidated damages to each of the selling shareholders equal to 2% of the aggregate subscription amount paid by such selling shareholder, subject to a maximum of 20% of the aggregate subscription amount paid by such selling shareholder. If we fail to pay such liquidated damages in full within five business days after the date payable, we will need to pay interest thereon at a rate of 12% per annum.

The Registration Rights Agreements contain customary cross-indemnification provisions, under which we are obligated to indemnify the selling shareholders in the event of material misstatements or omissions in the registration statement and any violation or alleged violation by the Company of the Securities Act, Exchange Act, or any state securities law, or any rule or regulation thereunder, and the selling shareholders are obligated to indemnify us for material misstatements or omissions attributable to them.

We will generally pay all registration expenses in connection with our obligations under the Registration Rights Agreements, regardless of whether any our Common Shares are sold pursuant to a registration statement.

Liquidation Rights

In the event of the liquidation, dissolution or winding-up or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Common Shares will be entitled to receive all of the Company’s assets remaining after payment of all debts and other liabilities.

Pre-emptive and Redemption Rights

In accordance with the Encompass Investment Agreement, we provided Encompass pre-emptive rights for a period of 24 months from April 25, 2023, being the closing date under the Encompass Investment Agreement, which provides Encompass with a right to subscribe for and be issued an equivalent number of securities to maintain its respective pro rata percentage shareholding in us existing immediately prior to any equity financing option pursued by the Company, at a price proposed by us or on terms substantially similar to the equity financing options pursued by the Company.

Anti-takeover Provisions in the Company’s Articles and the BCBCA

Certain provisions of the Articles, as well as certain provisions of the BCBCA, may make more difficult or discourage a takeover of our business.

Under the BCBCA and our Articles, certain extraordinary company alterations, such as changes to authorized share structure, continuances, into or out of province, certain amalgamations, sales, leases or other dispositions of all or substantially all of the undertaking of a company (other than in the ordinary course of business) liquidations, dissolutions, and certain arrangements are required to be approved by ordinary or special resolution as applicable.

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An ordinary resolution is a resolution (i) passed at a shareholders’ meeting by a simple majority, or (ii) passed, after being submitted to all of the shareholders, by being consented to in writing by shareholders who, in the aggregate, hold shares carrying at least two-thirds of the votes entitled to be cast on the resolution. A special resolution is a resolution (i) passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution at a meeting duly called and held for that purpose or (ii) signed by all shareholders entitled to vote on the resolution.

Under the BCBCA, an action that prejudices or interferes with a right or special right attached to issued shares of a class or series of shares must be approved by a special separate resolution of the holders of the class or series of shares being affected.

Under the BCBCA, arrangements are permitted, and a company may make any proposal it considers appropriate “despite any other provision” of the BCBCA. In general, a plan of arrangement is approved by a company’s board of directors and then is submitted to a court for approval. It is not unusual for a company in such circumstances to apply to a court initially for an interim order governing various procedural matters prior to calling any security holder meeting to consider the proposed arrangement. Plans of arrangement involving shareholders must be approved by a special resolution of shareholders, including holders of shares not normally entitled to vote. The court may, in respect of an arrangement proposed with persons other than shareholders and creditors, require that those persons approve the arrangement in the manner and to the extent required by the court. The court determines, among other things, to whom notice shall be given and whether, and in what manner, approval of any person is to be obtained and also determines whether any shareholders may dissent from the proposed arrangement and receive payment of the fair value of their shares. Following compliance with the procedural steps contemplated in any such interim order (including as to obtaining security holder approval), the court would conduct a final hearing and approve or reject the proposed arrangement.

Under the policies of the TSXV, the TSXV defines a “Control Person” as any Person that holds or is one of a combination of Persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting shares of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer. In situations where transactions are being contemplated by us that would lead to a new Control Person, the TSXV will require disinterested shareholder approval (i.e. those shareholders other than the new Control Person) of an ordinary resolution approving the new Control Person unless a formal exemption is obtained.

According to our Articles, all directors cease to hold office immediately before the election or appointment of directors at every annual general meeting but are eligible for re-election or re-appointment. Under Section 14.1 of the Articles, shareholders may remove any director before the expiration of his or her term of office by a special resolution of shareholders. This system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of our directors.

Under the BCBCA, the holders of not less than 5% of the Company’s Common Shares may require that the directors call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting. Upon receiving a requisition that complies with the technical requirements set out in the BCBCA, the directors must, subject to certain limited exceptions, call a meeting of shareholders to be held not more than 4 months after receiving the requisition. If the directors do not call such a meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them holding in aggregate not less than 2.5% of our issued shares that carry the right to vote at general meetings may call the meeting.

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Under the BCBCA, shareholder proposals may be made by registered or beneficial owners of shares entitled to vote at general meetings of shareholders who have been the registered or beneficial owner of such shares for an uninterrupted period of at least two years before the date of signing of the proposal, and who together in the aggregate constitute at least 1% of the issued shares that carry on the right to vote at general meetings or have a fair market value of shares in excess of CAD$2,000. Those registered or beneficial holders must, alongside the proposal, submit and sign a declaration providing the requisite information under the BCBCA. To be a valid proposal, the proposal must be submitted at least three months before the anniversary of the previous year’s annual reference date.

Nominations of persons for election to the Company’s Board of Directors may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors: (a) by or at the direction of the board of directors, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCBCA, or a requisition of the shareholders made in accordance with the provisions of the BCBCA; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving of the notice and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth in our Articles.

These provisions may have the effect of deterring unsolicited offers to acquire we or delaying changes in control of our management. These provisions could also have the effect of delaying until the next shareholder meeting any shareholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Protection of Minority Shareholder Interests

In addition to the Anti-takeover provisions as provided pursuant to the Articles and the BCBCA, we are also subject to certain minority protection requirements pursuant to NP 61-101 “Protection of Minority Securities Holders in Special Transactions” of the BCSC (“NP 61-101”), when completing a “Related Party Transaction” as such term is defined within NP 61-101.

In situations where a transaction is deemed to be a “Related Party Transaction”, unless exempted pursuant to Section 5.7(1)(a) or (b) of NP 61-101, such transaction will require disinterested shareholder approval (i.e. those shareholders not a party to the transaction) of an ordinary resolution approving the Related Party Transaction.

Certain Amendments

In addition to any other voting right or power to which the holders of Common Shares shall be entitled by law or regulation or other provisions of the Articles from time to time in effect, but subject to the provisions of the Articles, holders of Common Shares shall each be entitled to vote separately as a class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Company’s Articles which would adversely affect the rights or special rights of the holders of Common Shares.

The rights, privileges, conditions and restrictions attaching to the Common Shares may be modified if the amendment is authorized by not less than 66 2/3% of the votes cast at a meeting of holders of Common Shares duly held for that purpose.

Transfer Agent and Registrar

Our transfer agent and registrar is Computershare Trust Company of Canada whose address is 100 University Ave, 8th Floor, Toronto, Ontario, M5J 2Y1. Computershare Trust Company of Canada maintains our registered list of shareholders.

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DESCRIPTION OF WARRANTS

During 2023 and 2024, we completed a series of private placements of units, with each unit consisting of one common share and one warrant (which represents the right to acquire one common share).

The following description summarizes the 23/24 Warrants, issued pursuant to the April 2023 Placement, the February 2024 Placement, the May 2024 Placement, and the June 2024 Placement, the resale of which are being registered pursuant to this prospectus. The summary does not purport to be complete and is subject to and is qualified by the forms of such warrants filed as Exhibits 4.1, 4.2, 4.3 and 4.4. to the Registration Statement of which this prospectus forms a part (the “Warrant Certificates”).

Warrants issued pursuant to the April 2023 Placement (the “April 2023 Warrants”)

●	Amount of warrants: 6,396,999.
●	Exercise price: The April 2023 Warrants entitle the respective underlying holders to purchase from us Common Shares at an exercise price of CAD$1.21.
●	Expiration Date: May 3, 2026.

Warrants issued pursuant to the February 2024 Placement (the “February 2024 Warrants”)

●	Amount of warrants: 2,702,400.
●	Exercise Price: The February 2024 Warrants entitle the respective underlying holders to purchase from us Common Shares at an exercise price of CAD$1.25.
●	Expiration Date: March 1, 2026.

Warrants issued pursuant to the May 2024 Placement (the “May 2024 Warrants”)

●	Amount of warrants: 18,642,134.
●	Exercise Price: The May 2024 Warrants entitle the respective underlying holders to purchase from us Common Shares at an exercise price of CAD$0.9579.
●	Expiration Date: May 3, 2026.

Warrants issued pursuant to the June 2024 Placement (the “June 2024 Warrants”)

●	Amount of warrants: 11,478,246.
●	Exercise Price: The June 2024 Warrants entitle the respective underlying holders to purchase from us Common Shares at an exercise price of CAD$0.9579.
●	Expiration Date: June 19, 2026.

Each of the April 2023 Warrants, the May 2024 Warrants, the February 2024 Warrants and the June 2024 Warrants, which we refer to as the 23/24 Warrants (i) can be exercised in whole or in part, at any time prior to the expiration date by paying the applicable exercise price, (ii) are subject to adjustment upon the payment of dividends in common shares, sub-divisions, combinations, reclassifications, and (iii) are transferable on terms and conditions specified in the respective Warrant Certificates.

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MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our Common Shares to a U.S. Holder (as defined below), but does not purport to be a complete analysis of all potential tax considerations relevant to a U.S. Holder. This discussion is based upon current U.S. federal income tax law, which is subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules under the U.S. federal income tax laws, including:

●	banks, other financial institutions, or insurance companies;

●	tax-exempt entities, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	persons who hold shares as part of a straddle, synthetic security, hedge or other integrated transaction, conversion transaction or other integrated investment;

●	persons who have been, but are no longer, citizens or residents of the United States or former long-term residents of the United States;

●	controlled foreign corporations or passive foreign investment companies;

●	persons holding shares through a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes), S corporation, or other fiscally transparent entity;

●	dealers or traders in securities, commodities or currencies;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	regulated investment companies and real estate investment trusts;

●	persons that are subject to the “applicable financial statement” rules under Section 451(b) of the Code (as defined below);

●	persons who received shares through the exercise of incentive options or through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan; or

●	persons who own (directly, indirectly or constructively) 10 percent or more of our shares by vote or value.

In addition, this discussion is limited to U.S. Holders who hold our common shares as capital assets for U.S. federal income tax purposes, and does not address the U.S. federal alternative minimum tax, any U.S. federal taxes other than the U.S. federal income taxes (such as estate and gift taxes), or any U.S. state, local, or non-U.S. tax considerations.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations, and judicial and administrative interpretations thereof, each as in effect and available on the date of this prospectus supplement. Each of the foregoing is subject to change, potentially with retroactive effect, and any such change could affect the U.S. federal income tax considerations described below:

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In General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Common Shares that for U.S. federal income tax purposes is:

●	a citizen or individual resident of the United States;

●	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust if either (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership considering an investment in our common shares should consult its tax advisor with regard to the U.S. federal income tax treatment of the purchase, ownership and disposition of our Common Shares.

Each prospective purchaser of our Common Shares should consult its tax advisor concerning the tax consequences of an investment in our Common Shares in light of its particular circumstances, including the application of the U.S. federal income tax considerations discussed below, as well as the application of state, local, non-U.S. or other tax laws.

Taxation of Distributions

Subject to the discussion under “—Passive Foreign Investment Company Status” below, the gross amount of any distribution made by us with respect to our common shares (including any amounts withheld in respect of Canadian withholding taxes), will be taxable to U.S. Holders as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such amount (including any Canadian taxes withheld) will be included in a U.S. Holder’s gross income on the day actually or constructively received. Such dividends will not be eligible for the dividends received deduction allowed to corporations. To the extent that the amount of any distribution exceeds our earnings and profits, the distribution will first be treated as a tax-free return of capital (with a corresponding reduction in the adjusted tax basis of a U.S. Holder’s common shares), and thereafter will be taxed as capital gain recognized on a taxable disposition.

Subject to the discussion under “—Passive Foreign Investment Company Status” below, as long as our common shares are traded on the NYSE (or certain other exchanges) and/or we qualify for benefits under the U.S.-Canada Tax Treaty, dividends received by individuals and other non-corporate U.S. Holders will be subject to tax at preferential rates applicable to long-term capital gains, provided that such persons hold the common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other requirements. U.S. Holders should consult their tax advisors regarding the application of the relevant rules to their particular circumstances.

The amount of any dividend paid in a foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. Holders generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. However, a U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. The foreign currency gain or loss will be equal to the difference, if any, between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the foreign currency into U.S. dollars. Generally, any such gain or loss will be treated as ordinary income or loss and will generally be treated as U.S. source income. U.S. Holders are encouraged to consult their tax advisors regarding the treatment of foreign currency gain or loss on any foreign currency received that is converted into U.S. dollars on a date subsequent to the date of receipt.

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A dividend distribution will generally be treated as foreign-source “passive” income for U.S. foreign tax credit purposes. A U.S. Holder may be entitled to deduct or credit any Canadian withholding taxes on dividends in determining its U.S. income tax liability, subject to certain limitations (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). However, under U.S. foreign tax credit rules , a withholding tax may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. The rules governing the calculation and timing of foreign tax credits and the deduction of foreign taxes are complex and depend upon a U.S. Holder’s particular circumstances. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Sale or Other Disposition of Common Shares

Subject to the discussion under “—Passive Foreign Investment Company Status” below, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of its common shares in an amount equal to the difference, if any, between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such common shares. Such gain or loss will be capital gain or loss and will be long term capital gain or loss if our common shares have been held for more than one year. Long term capital gain recognized by individuals and other non-corporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

If a Canadian tax is imposed on the sale or other disposition of our common shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds before deduction of the Canadian tax. Because a U.S. Holder’s gain from the sale or other disposition of common shares will generally be U.S. source gain, a U.S. Holder generally will be unable to claim a credit against its U.S. federal tax liability for any Canadian tax on any such gains. In lieu of claiming a foreign tax credit, a U.S. Holder may elect to deduct foreign taxes, including Canadian taxes, if any, in computing taxable income, subject to generally applicable limitations under U.S. federal income tax law (including that the election to deduct or credit foreign taxes applies to all of such U.S. Holder’s foreign taxes for a particular tax year). The rules governing the calculation and timing of foreign tax credits and the deduction of foreign taxes are complex and depend upon a U.S. Holder’s particular circumstances. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of common shares. Each U.S. Holder that is an individual, estate or trust is encouraged to consult its tax advisors regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the common shares.

Passive Foreign Investment Company Status

Certain adverse tax consequences could apply to a U.S. Holder if we are treated as a passive foreign investment company, or PFIC, for any taxable year during which the U.S. Holder holds our common shares. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

Because we are in the early commercialization stage of our business and have historically incurred losses, there is a risk that we will be classified a PFIC for our current taxable year or in future taxable years. However, the determination of whether we are or will be a PFIC must be made annually as of the close of each taxable year. Because PFIC status depends upon the composition of our income and assets and the market value of our common shares and our assets from time to time, there can be no assurance as to our PFIC status for any taxable year, or that the IRS or a court will agree with our determination.

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If we were to be treated as a PFIC, U.S. Holders of our common shares could be subject to certain adverse U.S. federal income tax consequences with respect to gain realized on a taxable disposition of such shares, and certain distributions received on such shares. In addition, dividends received with respect to our common shares would not constitute qualified dividend income eligible for preferential tax rates if we are treated as a PFIC for the taxable year of the distribution or for the preceding taxable year. Certain elections (including a mark-to-market election) may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. We do not expect to provide U.S. Holders with the information that is necessary to make a qualified electing fund election. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their investment in our common shares.

Foreign Asset Reporting

Certain U.S. Holders may be required to submit to the IRS certain information with respect to their beneficial ownership of our common shares, if such common shares are not held on their behalf by a financial institution. Substantial penalties may be imposed on a U.S. Holder if such U.S. Holder is required to submit such information to the IRS and fails to do so.

FATCA

Pursuant to legislation commonly known as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and other investment vehicles) and certain other foreign entities must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on certain U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or other foreign entity that does not comply with FATCA reporting requirements will generally be subject to a 30% withholding tax with respect to “withholdable payments.” For this purpose, “withholdable payments” include generally U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends). Pursuant to proposed Treasury regulations, this 30% withholding does not apply to gross proceeds. In its preamble to the proposed Treasury regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued. The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax.

Information Reporting and Backup Withholding

Dividend payments with respect to our common shares and proceeds from the sale, exchange or redemption of our common shares, may be subject to information reporting to the IRS and possible U.S. federal backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

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CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

The following is, as of the date of this prospectus, as summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder of Common Shares acquired under this offering. This summary applies to a holder who either: (i) at all relevant times for purposes of Tax Act, is or is deemed to be resident in Canada, deal at arm’s length with and is not affiliated with the Company, any underwriters or a subsequent purchaser of the Common Shares and acquires and holds the Common Shares as capital property (a “Resident Holder”); or (ii) at all relevant times for purposes of the Tax Act, is not resident or deemed to be resident in Canada, deals at arm’s length with and is not affiliated with the Company, any underwriters or a subsequent purchaser of the Common Shares acquires and holds the Common Shares as capital property and does not use or hold the Common Shares in the courses of carrying on, or otherwise in connection with, a business in Canada or as “designated insurance property”, and who has never been a resident of Canada, and has not held or used (and does not hold or use) the Common Shares in connection with a permanent establishment or fixed base in Canada (a “Non-Resident Holder”).

Generally, the Common Shares will be considered to be capital property to a holder thereof provided that the holder does not use the Common Shares in the course of carrying on a business and such holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Resident Holders may, in certain circumstances, make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares, and every “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent years deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) is available and/or advisable in their particular circumstances.

This summary is not applicable to (i) a holder that is a “financial institution” (as defined in the Tax Act for the purposes of the mark-to-market rules) or a “specified financial institution”, (ii) a holder, an interest in which is a “tax shelter investment” for the purposes of the Tax Act; (iii) a Non-Resident Holder who is a non-resident insurer carrying on an insurance business in Canada and elsewhere; (iv) an “authorized foreign bank” (as defined in the Tax Act); or (v) a holder that has made a functional currency reporting election under the Tax Act. Such holders should consult their own tax advisors with respect to an investment in Units.

This summary is based upon the current provisions of the regulations thereunder (the “Regulations”) in force as of the date hereof, all specific proposals (the “Proposed Amendment”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof and our understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). No assurance can be given that the Proposed Amendments will be enacted in their current proposed form, if at all.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Holders should consult their own tax advisors with respect to their particular circumstances.

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PLAN OF DISTRIBUTION

We are registering the issuance by us of up to [                 ] Common Shares that may be issued upon exercise of warrants to purchase Common Shares. We are also registering the resale by the selling shareholder or their permitted transferees of [                    ] Common Shares and [                            ] Warrants.

The Selling Holders may offer and sell, from time-to-time, their respective Common Shares and warrants covered by this prospectus. The Selling Holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then-current market price or in negotiated transactions. A selling shareholder may use any one or more of the following methods when disposing the securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the selling shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The selling shareholders may also sell Common Shares under Rule 144 or any other exemption from registration under the U.S. Securities Act, if available. The selling shareholders also may transfer the Common Shares in other circumstances, in which case the transferees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Holders may sell the securities at prices then prevailing, related to the then-prevailing market price or at negotiated prices. The offering price of the securities from time-to-time will be determined by the Selling Holders and, at the time of the determination, may be higher or lower than the market price of our securities on any exchange or market on which our Common Shares are listed.

The Selling Holders may also sell our securities short and deliver the securities to close out their short positions or loan or pledge the securities to broker-dealers that, in turn, may sell the securities. The shares may be sold directly or through broker-dealers acting as principal or agent or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

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In connection with the sale of the Common Shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Shares in the course of hedging the positions they assume. The selling shareholders may also sell Common Shares short and deliver these Common Shares to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Common Shares offered by this prospectus, which Common Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the Common Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the Common Shares may be freely resold by the selling shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144 or (ii) all of the Common Shares have been sold pursuant to this prospectus. The Common Shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the Common Shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Common Shares may not simultaneously engage in market making activities with respect to the securities for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Shares by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser of the Common Shares at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

To the extent required, this prospectus may be amended and/or supplemented from time-to-time to describe a specific plan of distribution. Instead of selling the securities under this prospectus, the Selling Holders may sell the securities in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

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LEGAL MATTERS

Certain legal matters relating to the offering will be passed upon for us by Greenberg Traurig, P.A., Fort Lauderdale, Florida with respect to matters of U.S. law and by [_________________] with respect to matters of Canadian law.

EXPERTS

The consolidated financial statements of International Battery Metals Ltd. as of and for the year ended March 31, 2024, and March 31, 2023, included in this prospectus have been audited by Marcum LLP, independent registered public accounting firm, as stated in their report (which report includes an explanatory paragraph as to the Company’s ability to continue as a going concern) included in this prospectus. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 to register the resale of the Common Shares offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Common Shares, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon effectiveness of the registration statement, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with these laws, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available over the internet at the website of the SEC referred to above. We also maintain the website www.ibatterymetals.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. The information contained in, or accessible through, our website does not constitute part of, and is not incorporated into, this prospectus.

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F-1

International Battery Metals Ltd.

Condensed Consolidated Balance Sheets (Unaudited)

As of September 30, 2024 and March 31, 2024

(In thousands)

	September 30,	March 31,
	2024	2024
	(Unaudited)
ASSETS
Curent assets
Cash	$8,350	$1,026
Accounts receivable	989	121
Inventory	1,070	-
Other current assets	247	336
Total current assets	10,656	1,483

Plant and Equipment, net	28,235	28,793
Intangible assets, net	3,804	4,341
Right of use asset	17	67
Total assets	$42,712	$34,684

Current liabilities
Accounts payable	$1,298	$1,263
Accrued liabilities	434	593
Accounts payable, related party	-	710
Lease obligation, current	17	67
Total current liabilities	1,749	2,633

Warrant liability	4,927	4,368
Total liabilities	6,676	7,001

Commitments and contingencies

Shareholders’ equity
Share capital, no par, 242,908 and 211,381 common shares issued and outstanding, respectively	65,866	63,733
Accumulated deficit	(29,830)	(36,050)
Total shareholders’ equity	36,036	27,683
Total liabilities and shareholders’equity	$42,712	$34,684

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

International Battery Metals Ltd.

Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Unaudited)

For the Three and Six Months Ended September 30, 2024 and 2023

(In thousands, except per share amounts)

	Three Months Ended September 30,		Six Months Ended September 30,
	2024	2023	2024	2023
REVENUE, reimbursable	$639	$-	$885	$-

OPERATING COSTS AND EXPENSES
Operating costs, excluding depreciation	461	-	2,075	-
Selling, general and administrative expenses, excluding depreciation	2,945	1,982	4,628	4,784
Reimbursable	639	-	885	-
Amortization of intangible assets	269	269	538	538
Depreciation	1,235	-	1,401	-
Operating loss	(4,910)	(2,251)	(8,642)	(5,322)
Excess fair value of warrants over private placement proceeds	-	-	(659)	-
Change in fair value of warrant liability	20,788	1,798	15,521	986
Net income (loss) before income tax provision	15,878	(453)	6,220	(4,336)
Provision for income taxes	-	-	-	-
Net income (loss) and comprehensive income (loss)	$15,878	$(453)	$6,220	$(4,336)

Net income (loss) and comprehensivie income (loss) per share, basic	$0.07	$(0.00)	$0.03	$(0.02)
Net income (loss) and comprehensivie income (loss) per share, diluted	$0.06	$(0.00)	$0.03	$(0.02)

Weighted average shares outstanding, basic	242,742	202,594	233,978	201,645
Weighted average shares outstanding, diluted	246,284	202,594	242,639	201,645

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

International Battery Metals Ltd.

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the Six Months Ended September 30, 2024 and 2023

(In thousands)

	Six Months Ended September 30,
	2024	2023
CASH USED IN OPERATING ACTIVITIES
Net income (loss)	$6,220	$(4,336)
Adjustments to reconcile net income (loss) to cash used in operating activities:
Share-based compensation	894	2,113
Shares issued for services	-	359
Amortization of intangible assets	537	538
Depreciation	1,401	-
Excess of fair value of warrants over proceeds of private placement	659	-
Change in fair value of warrant liabilities	(15,521)	(986)
Changes in assets and liabilities:
Accounts receivable	(868)	35
Inventory	(1,070)	-
Prepaid expenses	88	(321)
Trade payables and other liabilities	(716)	(583)
Net cash used in operating activities	(8,376)	(3,181)

CASH USED IN INVESTING ACTIVITIES
Purchase of equipment	(961)	(932)
Net cash used in investing activities	(961)	(932)

CASH PROVIDED BY FINANCING ACTIVITIES
Proceeds from private placement of shares and warrants	16,867	5,000
Share issuance costs	(206)	(300)
Proceeds from exercise of warrants	-	181
Proceeds from exercise of options	-	112
Net cash provided by financing activities	16,661	4,993

Net change in cash	7,324	880
Beginning cash balance	1,026	301
Ending cash balance	$8,350	$1,181

Supplemental disclosures of non-cash transactions:
Equipment purchases included in trade payables	-	979
Excess fair value of warrants over private placement proceeds	659
Value of common shares issued share issuance costs	1,005	-
Private placement proceeds allocated to warrant liability	15,422	3,898

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

International Battery Metals Ltd.

Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

For the Three and Six Months Ended September 30, 2024 and 2023

(In thousands)

				Total
	Common	Share	Accumulated	Shareholders’
	Shares	Capital	Deficit	Equity
Balance as of June 30, 2024	242,595	$65,039	$(45,708)	$19,331
Shares issued for restricted stock units	313	220	-	220
Share-based compensation	-	607	-	607
Net income for the period	-	-	15,878	15,878
Balance as of September 30, 2024	242,908	$65,866	$(29,830)	$36,036

				Total
	Common	Share	Accumulated	Shareholders’
	Shares	Capital	Deficit	Equity
Balance as of March 31, 2024	211,381	$63,733	$(36,050)	$27,683
Private placements of shares	31,200	1,239	-	1,239
Shares issued for restricted stock units	313	220	-	220
Shares issued for bonus	14	16	-	16
Share-based compensation	-	658	-	658
Net income for the period	-	-	6,220	6,220
Balance as of September 30, 2024	242,908	$65,866	$(29,830)	$36,036

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-5

International Battery Metals Ltd.

Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)

For the Three and Six Months Ended September 30, 2024 and 2023

(In thousands)

				Total
	Common	Share	Accumulated	Shareholders’
	Shares	Capital	Deficit	Equity
Balance as of June 30, 2023	202,267	$60,292	$(31,423)	$28,869
Shares issued for exercise of stock options	800	112	-	112
Shares issued for services	400	359	-	359
Share-based compensation	-	366	-	366
Net loss for the period	-	-	(453)	(453)
Balance as of September 30, 2023	203,467	$61,129	$(31,876)	$29,253

				Total
	Common	Share	Accumulated	Shareholders’
	Shares	Capital	Deficit	Equity
Balance as of March 31, 2023	195,436	$57,065	$(27,540)	$29,525
Private placements of shares	6,397	1,102	-	1,102
Shares issued for exercise of warrants	422	378	-	378
Shares issued for exercise of stock options	800	112	-	112
Shares issued for restricted stock units	12	11	-	11
Shares issued for services	400	359	-	359
Share-based compensation	-	2,102	-	2,102
Net loss for the period	-	-	(4,336)	(4,336)
Balance as of September 30, 2023	203,467	$61,129	$(31,876)	$29,253

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-6

International Battery Metals Ltd.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

For the Three and Six Months Ended September 30, 2024 and 2023

1.	Organization and Description of the Business

International Battery Metals Ltd. (the “Company”) was incorporated under the Business Corporations Act (British Columbia) on July 29, 2010. The Company trades on the TSX Venture Exchange under the stock symbol “IBAT”. The Company also trades on the Over-The-Counter Markets (“OTC”) under the stock symbol “IBATF”. The Company’s registered and records office is located at Royal Centre, Suite 1750 – 1055 W Georgia Street, Vancouver, BC V6E 3P3.

The Company is an advanced technology and manufacturing focused on environmentally responsible methods of extracting lithium compounds from brine. The Company provides its technology and equipment to holders of resource properties such as oilfield brines, subsurface brine aquifers and industrial customers who have lithium rich byproducts from their operations. The Company’s proprietary extraction process is environmentally friendly, low cost and able to produce high-quality commercial grade lithium products.

The Company’s current operations consist of the development of a modular direct lithium extraction plant (“MDLE Plant”) which can be rapidly deployed and assembled onsite at a customers’ property. The MDLE Plant is designed to process brine solutions to extract lithium chloride utilizing our proprietary direct lithium extraction (“DLE”) absorbent media. The lithium chloride can be further processed into lithium compounds such as lithium carbonate and lithium hydroxide which are used for industrial purposes or as a battery component. The Company constructed the first MDLE Plant in Lake Charles, Louisiana where it performed feasibility testing and was made available for demonstration to potential customers. The Company is developing a second generation MDLE Plant which will provide customers with the option to greatly increase the scale of the MDLE Plant’s capacity to process brine solutions and increase lithium chloride production.

On May 1, 2024, the Company entered into a lease agreement with US Magnesium LLC (“US Magnesium”), a producer of metals and minerals including the production of lithium carbonate (the, “US Magnesium Lease”). Pursuant to the US Magnesium Lease, the Company mobilized the first MDLE Plant to US Magnesium’s facility in Salt Lake City, Utah for the integration of the MDLE Plant with US Magnesium’s facilities. The MDLE Plant was used to process a solution (the, “Leach Solution”) produced from the lithium containing waste salts derived from prior magnesium production, generating a lithium chloride eluent. The lithium chloride eluent was further processed in US Magnesium’s onsite facilities to produce a high-purity lithium carbonate. On September 25, 2024, due to reduced market prices of lithium carbonate, US Magnesium decided to idle the MDLE Plant. The Company is not under any obligation to keep the MDLE Plant at the US Magnesium facilities if they are not operating. Accordingly, the Company is actively marketing the MDLE Plant to potential customers.

2.	Basis of Presentation

Basis of Presentation and Principles of Consolidation

The Company’s condensed consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The condensed consolidated financial statements include the results of the Company and its subsidiaries. A subsidiary is consolidated from the date upon which control is acquired by the Company and all intercompany transactions and balances have been eliminated. In the condensed consolidated financial statements for interim periods, certain information and disclosures have been condensed or omitted. The condensed consolidated financial statements include all normal and recurring adjustments that are, in the opinion of management, necessary for the fair presentation of the results of operations for the interim periods. These interim financial statements should be read in conjunction with our audited consolidated financial statements and related notes included in our Annual Report.

F-7

Functional Currency

The Company has determined that the U.S. dollar is the functional currency for all the Company’s operations since the Company conducts the significant majority of its operations through its U.S subsidiary, IBAT USA, Inc., compensates all of it corporate officers and the board of directors in U.S. dollars and historically the majority of its expenditures are also denominated in U.S. dollars. The Company has maintained limited amounts of Canadian dollars to cover administration expenses associated with the Company’s registration in Canada. The Company has limited exposure to exchange rate fluctuations, and for the three months ended September 30, 2024, and 2023, the Company recognized net transaction losses of approximately $10,000 and $186,000, respectively, related to currency exchange rates. For the six months ended September 30, 2024, and 2023, the Company recognized net transaction losses of approximately $21,000, and $5,000, respectively, related to currency exchange rates.

Liquidity and Capital Resources

As of September 30, 2024, the Company’s had a retained earnings deficit of approximately $29.8 million. However, the Company had working capital of approximately $8.9 million, primarily due to raising additional cash in two private placements totalling approximately $16.8 million during the six months ended September 30, 2024. On May 1, 2024, the Company entered the US Magnesium Lease to operate the MDLE Plant at US Magnesium’s facilities in Utah, which was idled on September 25, 2024 due to reduced prices of lithium carbonate in the market. While the cash from the private placements is anticipated to support the Company’s operations, the Company continues to incur operating losses and negative cash flows. The Company has historically relied on raising funds through private placements of the Company’s stock and warrants and there is no assurance that the Company will be able to do so in the future or raise such funds at terms acceptable to the Company. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for the twelve months from the date of issuance of the Company’s condensed consolidated financial statements. The Company has not made any adjustments to the carrying value of the Company’s assets or liabilities which would be necessary in the event that the Company is unable to continue as a going-concern.

3.	Summary of Significant Accounting Policies

The accounting policies followed by the Company are set out in Note 3 to the audited financial statements for the year ended March 31, 2024 and have been consistently followed in the preparation of these unaudited condensed consolidated financial statements.

Revenue

The Company’s current revenue producing activities consist of the performance of the MDLE Plant for US Magnesium under the terms of the US Magnesium Lease. The US Magnesium Lease has three principal sources of revenue, (i) rents, (ii) royalty and technology fee, and (iii) reimbursement of expense. The rents and royalties are determined based on the production level of the plant which has not achieved the minimum level of production to start rents. Due to the production level to date and uncertainties associated with the MDLE Plant’s lack of operating history, we have concluded that both the rents and the royalty and technology fee are variable payments and revenue will be recognized when the contingencies are resolved. We recognize the revenue for the expense reimbursement as we deliver the goods and services to our customer.

Inventory

Inventories are carried at the lower of cost or net realizable value and primarily consist of spare parts for the MDLE Plant. The Company determines the costs for inventory using the weighted average cost method.

Accounting Standards Issued but Not Yet Effective

In December 2023, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances existing income tax disclosures to better assess how an entity’s operation and related tax risks, tax planning, and operational opportunities affect its tax rate and prospects for future cash flows. The ASU is effective for annual periods beginning after December 15, 2024. We are currently evaluating the effect the guidance will have on our consolidated financial statements.

F-8

4.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant judgements, estimates and assumptions that affect reported amounts of assets and liabilities are outlined below:

●	The Company has determined that intangible asset costs incurred which were capitalized have future economic benefits and will be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including anticipated cash flows and estimated economic life. The amortization expense related to intangible assets is determined using estimates relating to the useful life of the intangible asset.

●	The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. The Company has determined that its functional currency is the United States dollar.

●	The evaluation of the fair value of financial instruments, including the Company’s warrants and options to purchase common shares requires judgement in selecting the appropriate methodologies and models, and evaluating the ranges of assumptions and financial inputs to calculate estimates of fair value.

●	These condensed consolidated financial statements have been prepared on a basis which assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether this assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, 12 months from the date the financial statements are issued. This assessment is based upon planned actions that may or may not occur for a number of reasons including the Company’s own resources and external market conditions.

F-9

5.	Accounts Receivable

The Company’s accounts receivables are as follows (in thousands):

	September 30,	March 31,
	2024	2024
Accounts receivable	$948	$105
Sales tax refunds	41	16
	$989	$121

6.	Plant and Equipment

The Company’s plant and equipment are as follows (in thousands):

	September 30,	March 31,
	2024	2024
MDLE Plant	$29,429	$28,591
Equipment	183	183
Office equipment	28	23
	29,640	28,797
Less: accumulated depreciation	1,405	4
	$28,235	$28,793

The Company completed commissioning and began start-up activities of the MDLE Plant on June 19, 2024. The Company believes this milestone constitutes the commencement of operations and the Company began depreciating the MDLE Plant on this date. No depreciation expense had been recognized in any prior period for the MDLE Plant.

7.	Lithium Extraction Technology and Intangible Assets

The Company acquired the technology to build the MDLE Plant in 2018 and recorded the purchase price as intellectual property (the, “Intellectual Property”) which is being amortized over ten years. The Company has filed additional patents to expand its intellectual property for the development of lithium extraction technologies. The Company’s patents are amortized over 20 years.

The Company’s intangible assets as of September 30, 2024, are as follows (in thousands):

				Weighted
				Average
	Gross	Accumulated	Net	Remaining
	Assets	Amortization	Assets	Life (Years)
Intellectual property	$9,276	$(5,482)	$3,794	3.5
Patents	11	(1)	10	17.0
	$9,287	$(5,483)	$3,804

F-10

The Company’s intangible assets as of March 31, 2024, are as follows (in thousands):

				Weighted
				Average
	Gross	Accumulated	Net	Remaining
	Assets	Amortization	Assets	Life (Years)
Intellectual property	$9,276	$(4,945)	$4,331	4.0
Patents	11	(1)	10	17.5
	$9,287	$(4,946)	$4,341

8.	Operating Lease

The Company entered into a sub-lease agreement for office space in Houston, Texas, commencing July 1, 2022, for a term of twenty-nine months at a monthly lease payment of $8,495. The lease liability is calculated using an incremental borrowing rate of 5.65%. Lease costs for the three and six months ended September 30, 2024 and 2023 are as follows (in thousands):

	Three Months Ended September 30,		Six Months Ended September 30,
	2024	2023	2024	2023
Operating lease costs	$26	$25	$51	$51
Variable lease costs	23	23	46	46
Short-term lease costs	72	16	108	25
	$121	$64	$205	$122

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. Lease balance sheet information is as follows (in thousands):

	September 30,	March 31,
	2024	2024
Assets:
Operating Lease right-of-use asset	$17	$67
Liabilities:
Operating lease liabilities, current	17	67
Total operating lease liabilities	$17	$67

F-11

9.	Fair Value Measurements

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, with the fair value hierarchy as follows (in thousands):

	September 30, 2024
	Fair Value	Level 1	Level 2	Level 3
Liability
Warrant liability	$4,927	$-	$4,927	$-

	March 31, 2024
	Fair Value	Level 1	Level 2	Level 3
Liability
Warrant liability	$4,368	$-	$4,368	$-

10.	Shareholders Equity

Authorized

Authorized share capital: an unlimited number of common shares with no par value.

Issued and Outstanding

On April 21, 2023, the Company completed a private placement financing (“April 2023 Placement”) with Encompass Capital Advisors LLC (“Encompass”) issuing 6,396,999 units for gross proceeds of $5.0 million. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share for a period of two years from the date of issuance at an exercise price of CAD $1.21 per share. In connection with the offering, the Company paid an advisory fee of approximately $300,000. In connection with the closing of the April 2023 Placement, the Company agreed to amend the exercise price of 3,333,333 warrants (“Existing Warrants”) held by Encompass to $1.21 from the initial exercise price of $3.83. The Existing Warrants were allowed to expire in February 2024. The April 2023 Placement provided the Encompass with customary anti-dilution protection for a period of six months from closing and provided pre-emptive rights on future Company proposed issuances of equity, debt or other securities convertible into equity or with equity attached thereto, for a period of twenty-four months from the date of closing.

On September 21, 2023, the Company issued 400,000 common shares valued at approximately $359,000 to a law firm as a retainer for professional services to be provided to the Company. During the three months ended September 30, 2024 and 2023, the Company recognized amortization expense of approximately $60,000 and $30,000, respectively, for the retainer. During the six months ended September 30, 2024 and 2023, the Company expensed approximately $150,000 and $30,000, respectively, for the retainer.

On December 8, 2023, the Company completed a private placement financing of 1,629,838 units for gross proceeds of approximately $840,000. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share for a period of two years from the date of issuance at an exercise price of CAD $0.82 per share.

In December 2023, the Company issued 228,708 common shares as a signing bonus to the Co-Chief Executive Officer pursuant to an executive employment agreement, 150,000 for an officer’s performance bonus and 123,841 common shares to members of the Board of Directors in lieu of cash board fees. Additionally, the Company issued 307,947 shares to a law firm in lieu of payment for amounts owing for services rendered to the Company. The total value of the 810,496 shares issued in December 2023 was approximately $500,000.

On December 29, 2023, the Company completed a private placement financing of 2,694,804 units for gross proceeds of approximately $1.4 million. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share for a period of two years from the date of issuance at an exercise price of CAD $0.82 per share.

F-12

On February 11, 2024, the Company entered into a letter agreement (the, “Letter Agreement”), as amended, with EV Metals VI LLC (“EV Metals”) agreeing the principal terms and conditions upon which EV Metals, directly or through one or more of its subsidiaries or affiliates, could complete one or more transactions to purchase up to $20.0 million of units (the, “Offering”), which each unit consisting of one common shares of stock and one warrant to purchase a common share. The pricing established for the first closing (the, “Initial Closing”) was CAD $1.00 per unit and the exercise price for the warrants, with a two-year duration, at CAD $1.25 per common share. Upon the Initial Closing, EV Metals had the right to appoint an individual to the Board of Directors of the Company and for as long as EV Metals maintains at least 5% of the issued and outstanding common shares, to nominate a potential director at subsequent shareholder meetings where directors are being considered. In additional to customary terms and conditions of such a private placement, the Letter Agreement provides EV Metals with registration rights upon EV Metals having subscribed an aggregate of $4.0 million pursuant to the Offering and maintaining beneficial ownership or control over 5% or more of all outstanding shares. On February 29, 2024, the Company completed the Initial Closing, issuing 2,704,400 units for proceed of approximately $2.0 million. EV Metals appointed Jacob Warnock to the Board of Directors.

On May 6, 2024, the Company completed a private placement (the, “May 2024 Placement”) issuing a total of 18,642,134 units to EV Metals and Encompass for gross proceeds of approximately $10.4 million. Each unit consisted of one common share of the Company and one warrant to purchase a common share of the Company for CAD$0.9579 per common share. The May 2024 Placement included the second closing pursuant to the Letter Agreement with EV Metals. The Company issued 7,924,157 units to EV Metals for proceeds of approximately $4.4 million. The Company agreed to pay EV Metals a structuring fee of approximately $322,000 which was paid by issuing an additional 574,840 common shares.

As part of the May 2024 Placement, the Company issued 10,717,977 units to Encompass for proceeds of approximately $6.0 million. The Company agreed to cover certain expenses incurred for the private placement by Encompass and issued an additional 80,385 shares as payment. The Company also agreed to amend the 6,396,999 warrants issued to Encompass in the April 2023 Placement to extend the expiration date to the two-year anniversary of the closing of the May 2024 Placement. The Company agreed to provide Encompass with a most favored nations provision providing Encompass with at least as favorable rights as any existing or future investors of the Company in respect of a private placement entered into or completed by the Company within six months of the May 2024 Placement. The Company agreed not to renew certain related party license agreements and use its best efforts to list the Company’s share on certain stock exchanges. Additionally, the Company agreed to a registration rights agreement (“Registration Rights Agreement”) with Encompass. The Company has determined that it will file a registration with the United States Securities and Exchange Commission (“SEC”) and anticipates submitting its initial registration on Form 10 or Form S-1. The Registration Rights Agreement provides that following the filing of the Form 10, within 60 days (or 90 days in the event of a full review) the Company will file a registration statement on Form S-1 to register Encompass’ shares. In the event that there are limitations on the number of shares that can be registered, the Registration Rights Agreement provides priority for Encompass’ shares to be registered and requires the Company to continue to make subsequent registration filing until all of the Encompass’ shares are properly registered.

On June 19, 2024, the Company completed a private placement (“June 2024 Placement”) issuing 11,478,246 units for proceed of approximately $6.4 million. Each unit consisted of one common share of the Company and one warrant to purchase a common share of the Company for CAD$0.9579 per common share. Included in this private placement was the third closing pursuant to the Letter Agreement with EV Metals, representing 8,478,246 units for proceeds of approximately $4.8 million. In connection with the offering, the Company agreed to pay Jacob Warnock a structuring fee of approximately $238,000 which was paid by issuing an additional 423,912 common shares. In connection with the June 2024 Placement, EV Metals acknowledged and agreed that it will not exercise any warrants if doing so will result in EV Metals holding greater than 20% of the issued and outstanding common shares of the Company, unless prior approval from shareholders of the Company has been obtained in accordance with the policies of the Canadian Stock Exchange. The June 2024 Placement also included issuing 3,000,000 units to Encompass for proceeds of approximately $1.6 million under the same terms and conditions as the May 2024 Placement. The Company estimated the fair value of the warrants issued in the June 2024 Placement and recorded an expense of approximately $659,000 for excess of fair value of warrant over proceeds of private placement in the condensed consolidated statement of loss.

F-13

The proceeds of the May 2024 Placement and June 2024 Placement are being used to pay the Company’s portion of the cost to optimize the MDLE Plant to expand the production capacity and for general working capital purposes.

Weighted-average Common Shares Outstanding

(in thousands, except per share amounts)	Three Months Ended September 30,		Six Months Ended September 30,
	2024	2023	2024	2023
Net income (loss)	$15,878	$(453)	$6,220	$(4,336)

Weighted average number of shares:
Issued common shares at beginning of period	242,596	202,268	211,381	195,436
Effect of common shares issued during period	146	326	22,597	6,209
Weighted average number of shares basic	242,742	202,594	233,978	201,645
Assumed exercise of warrants	1,863		5,065
Assumed exercise of stock options	1,679		3,596
Weighted average number of shares diluted	246,284	202,594	242,639	201,645

Net income (loss) per share, basic	$0.07	$(0.00)	$0.03	$(0.02)
Net income (loss) per share, Diluted	$0.06	$(0.00)	$0.03	$(0.02)

Stock Options

The Company has a stock option plan (the “Plan”) which provides eligible directors, officers, employees and consultants of the Company with the opportunity to acquire an ownership interest in the Company and is the basis for the Company’s long-term incentive scheme. The Plan is administered by the Board of Directors (the, “Board”), or if appointed, by a special committee of directors appointed from time to time by the Board. The -maximum number of common shares issuable under the Plan shall not exceed 10% of the number of common shares of the Company issued and outstanding as of each award date, inclusive of all common shares reserved for issuance pursuant to previously granted stock options. The exercise price of options granted under the Plan will not be less than the closing market price of the Company’s common shares on the exchange. The options have a maximum term of ten years from date of issue and vesting is determined by the Board.

On June 7, 2023, the Company amended the exercise price of 1,800,000 stock options previously granted to officers, directors and employees of the Company with exercise prices ranging from CAD$3.50 to CAD$4.37 per share. To amend the exercise price of the 1,800,000 stock options, the Company cancelled 1,800,000 stock options on June 7, 2023, and issued replacement options on July 7, 2023, following a thirty-day grace period at the amended exercise price of CAD$1.41 per share, which was the trading price of the Company’s common shares on the date of grant.

The Company’s has historically issued options utilizing Canadian dollars (CAD$) for the strike price as the Company’s principle public listing of common shares is reported on the Canadian Securities Exchange utilizing CAD$. The Company issued 2,113,814 stock options during the three months ended September 30, 2024, with an exercise price of CAD$0.94 and grant date fair value of $0.68 (CAD$0.93) per stock option. The fair value was estimated using the Black-Scholes option pricing model assuming a risk-free interest rate of 3.0%, expected volatility of 158%, expected life of 10 years and a dividend yield of 0.0%.

F-14

During the three months ended September 30, 2023, the Company issued 100,000 stock options with an exercise price of CAD$1.22 and grant date fair value of $0.74 (CAD$1.00) per stock option. The fair value was estimated using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.0%, expected volatility of 128%, expected life of 4 years and a dividend yield of 0.0%.

The share-based compensation expense for the three months ended September 30, 2024 and 2023 was approximately $827,000 and $366,000, respectively, and is included in general and expenses in the consolidated statements of income (loss). There were no option exercises during the three-month and six-month periods ended September 30, 2024 and 2023. As of September 30, 2024, unrecognized compensation expense associated with unvested options granted and outstanding was approximately $1.0 million to be recognized over the remaining period of 2.8 years.

Warrants

The Company has historically issued warrants utilizing CAD$ for the strike price as the Company’s principle public listing of common shares is reported on the Canadian Securities Exchange utilizing CAD$. During the six months ended September 30, 2024, the Company issued 18,642,134 and 11,478,246 warrants to purchase common shares for CAD$0.9579 per share, as part of the May 2024 Placement and June 2024 Placement, respectively. The Company recorded the initial fair value of the warrants, approximately $9.0 million and $6.4 million, respectively as a warrant liability in the condensed consolidated balance sheet.

The Company valued the warrants using the Black-Scholes option pricing model with the following assumptions:

	May	June
	2024	2024
	Placement	Placement
Share price on issue date	CAD$1.17	CAD$1.40
Warrant strike price	CAD$0.96	CAD$0.96
Risk-free interest rate	4.2%	3.9%
Expected volatility	94%	93%
Expected life (years)	2.0	2.0
Expected dividend yield	0.0%	0.0%

During the six months ended September 30, 2023, the Company issued 6,396,999 warrants to purchase common shares for CAD$1.21 per shares as part of the April 2023 Placement. The Company recorded the initial fair value of the warrants, approximately CAD$4.9 million (US$3.6 million) in the condensed consolidated balance sheet. In connection with the closing of the May 2024 Placement, the Company amended the warrants issued in the April 2023 Placement to extend the maturity to two years from the closing date of the May 2024 Placement.

F-15

The Company valued the April 2023 warrants using the Black-Scholes option pricing model with the following assumptions:

April
2023
Placement
Share price on issue date	CAD$1.19
Warrant strike price	CAD$1.21
Risk-free interest rate	3.7%
Expected volatility	126%
Expected life (years)	2.0
Expected dividend yield	0.0%

At each balance sheet date, the Company adjusts the valuation of the warrant liability to reflect fair value of the warrants outstanding as of that date. During the three months ended September 30, 2024, and 2023, the Company recorded a change in fair value of the warrant liability gain of approximately $20.8 million and $1.8 million, respectively, which is included in the condensed consolidated statements of net income (loss).

As of September 30, 2024, the Company had a total of 43,544,421 warrants outstanding with an estimated fair value of approximately $4.9 million and as of March 31, 2024, the Company had 13,424,041 warrants outstanding with an estimated fair value of approximately $4.4 million. The Company valued the warrants at the balance sheet dates using the Black-Scholes option pricing model with the following weighted average assumptions:

	September 30,	March 31,
	2024	2024
Stock price on balance sheet date	CAD$0.46	CAD$1.04
Weighted average exercise price	CAD$1.00	CAD$1.09
Weighted average interest risk-free interest rate	3.1%	4.3%
Weighted average volatility	110%	92%
Weighted averge expected life	1.6	1.5
Expected dividend yield	0.0%	0.0%

Restricted Share Unit Plan

On November 25, 2020, as amended and restated December 15, 2023, the Company adopted a restricted share unit plan (the “RSU Plan”) which allows for certain discretionary bonuses and similar awards, related to the achievement of long-term financial and strategic objectives of the Company, to be provided to eligible directors, officers, employees and consultants of the Company. The RSU Plan is administered by the Board, or if appointed, by a special committee of directors appointed from time to time by the Board. The maximum number of common shares issuable under the RSU Plan shall not exceed 10% of the number of common shares of the Company issued and outstanding as of each award date.

The Company granted 220,902 RSUs on July 1, 2022, which were subsequently cancelled and replaced with 220,902 stock options on September 29, 2023. On June 30, 2023, the Company granted 12,500 RSUs to an employee and concurrently issued the shares to settle the RSUs.

F-16

On August 20, 2024, the Company granted 4,227,630 performance based RSUs of which 300,000 RSUs vested upon issuance. The Company evaluated both the probability of achieving each of the performance targets and the time required to determine the estimated vesting schedule and valuation of the RSUs. During the three months ended September 30, 2024, the Company recognized approximately $268,000 of compensation expense for the RSUs which is included in selling, general and administrative expenses in the condensed consolidated financial statements.

11.	Licensing Agreements with Related Parties

In November 2018, the Company entered into licensing agreements as amended with Ensorcia Metals Corporation (“Ensorcia”) and its wholly-owned subsidiaries, Sorcia and Ensorcia Argentina LLC (“EAL”) (collectively, “Ensorcia Group”) whereby the Company issued lithium extraction technology licenses to Sorcia and EAL to use extraction systems manufactured by the Company in exchange for a six percent (6%) royalty on the gross sales price of all products produced and sold, less selling costs, using the licensed technology and a ten percent (10%) participation interest in each of Sorcia’s and EAL’s future resource projects or lithium extraction facilities where the Company’s licensed rights are utilized. The definition of participation interest is to be agreed upon and calculated at the time any future resource projects are negotiated. Pursuant to the licensing agreements, as amended, Sorcia and EAL have a priority over construction of the Company’s next extraction system on the Company’s construction schedule. The Company can terminate the licensing agreements with Sorcia and EAL on or after December 31, 2028. Ensorcia, Sorcia and EAL are related parties of the Company by virtue of significant shareholdings. The controlling shareholder and Chairman of the Ensorcia Group is a director of the Company as of September 30,2024.

On March 30, 2023, the Company and Entec, an affiliate of the Ensorcia Group, entered into the Entec Licensing Agreement. Pursuant to the terms of the Entec Licensing Agreement, the Company will provide Entec with a non-exclusive, limited, world-wide (other than Chile and Argentina) license to access to all patents, trade secrets, and other proprietary rights for use by Entec within the territory solely for the use and operation of equipment and systems manufactured and sold in accordance with the Entec License Agreement for the extraction of lithium salts from lithium bearing raw brine. In consideration for entering the Entec Licensing Agreement, Entec has agreed to provide the Company with a royalty equal to 6% of the net sales with respect to the first resource project or lithium extraction facility utilizing the Company’s licensed technology as well as an interest in the project equal to 10% of Entec’s interest in the project (the “Entec Participation Interest”). With respect to additional resource projects, Entec has agreed to provide the Company with both royalty payments and the Entec Participation Interest equal to the last lithium production agreement entered into by the Company in the country where the project resides.

For the three month and six month periods ended September 30, 2024 and 2023, the Company has not received any revenue or incurred any expense associated with these licensing agreements with the related parties.

12.	Income Taxes

Provision for Income Taxes

The Company is incorporated in and subject to taxation in Canada and provincially British Columbia. As the Company primarily operates through its United States subsidiary, with its operations headquarters in Texas and its initial commercial operations in Utah, these jurisdictions are also subject to taxation. The provision for income tax (benefit) differs from the amount that would have resulted by applying the combined Canadian federal and provincial statutory tax rates due to the impact of United States and state income taxes, as well as certain non-deductible expenses. As the Company has not generated net taxable income since inception, the deferred tax assets are fully offset by a valuation allowance and no tax benefit has been included in the condensed consolidated financial statements.

F-17

13.	Contingency

In April 2021, former Company employees and directors and a company which they control, filed a complaint in the United States District Court for the District of Colorado against the Company for alleged wrongful dismissal and breach of a share exchange agreement. The complaint alleges non-payment of wages and benefits, appropriation of property and interference in outside employment. The Company is objecting to the complaint, has retained counsel to address and filed a countersuit alleging the counterclaim defendants diverted Company work to themselves and interfered with contractual relations. The amounts and outcome of the complaint cannot be determined at this time and has not been accrued for in the condensed consolidated financial statements for the three month and six month periods ended September 30, 2024, and 2023.

14.	Risk Management

Concentration of Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash. The Company manages its credit risk relating to cash by dealing only with high-rated financial institutions as determined by rating agencies. As a result, credit risk is considered insignificant. The Company does not consider any of its financial assets to be impaired.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk by maintaining sufficient cash balances to enable settlement of transactions on the due date. The Company is exposed to liquidity risk. The Company addresses its liquidity by raising capital through the issuance of equity. While the Company has been successful in securing financing in the past, there is no assurance that it will be able to do so in the future.

Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and the U.S. dollar will affect the Company’s operations and financial results. The operating results and financial position of the Company are reported in U.S. dollars. As of September 30, 2024, the Company held approximately $75,000 of Canadian cash and had no trade payables and other liabilities denominated in Canadian dollars.

Other risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

15.	Segment Information

The Company has a single reportable segment, the acquisition and development of advanced technology focused on lithium brine extraction. All non-current assets are domiciled in the United States.

16.	Subsequent Events

On October 7, 2024, the Company’s common shares commenced trading on the TSX Venture Exchange and were removed from the Canadian Stock Exchange.

No significant events have occurred that would require recognition or disclosure in the condensed consolidated financial statements.

F-18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

International Battery Metals Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of International Battery Metals Ltd. (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, cash flows, and changes in shareholders’ equity for each of the two years in the period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2024.

Houston, Texas

August 1, 2024

F-19

International Battery Metals Ltd.

Consolidated Balance Sheets

As of March 31, 2024 and 2023

(In thousands)

	As of March 31,
	2024	2023
ASSETS
Curent assets
Cash	$1,026	$301
Accounts receivable	121	45
Other current assets	336	275
Total current assets	1,483	621

Plant and Equipment, net	28,793	25,858
Intangible assets, net	4,341	5,417
Right of use asset	67	162
Prepaid expenses	-	204
Total assets	$34,684	$32,262

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,263	$1,052
Accrued liabilities	593	296
Accounts payable, related party	710	710
Lease obligation, current	67	95
Total current liabilities	2,633	2,153

Warrant liability	4,368	517
Lease obligation, long-term	-	67
Total liabilities	7,001	2,737

Commitments and contingencies

Shareholders’ equity
Share capital, no par, 211,381 and 195,436 common shares issued and outstanding, respectively	63,733	57,065
Retained earnings deficit	(36,050)	(27,540)
Total shareholders’ equity	27,683	29,525
Total liabilities and shareholders’equity	$34,684	$32,262

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-20

International Battery Metals Ltd.

Consolidated Statements of Loss and Comprehensive Loss

For the Years Ended March 31, 2024 and 2023

(In thousands, except per share amounts)

	Year Ended March 31,
	2024	2023
REVENUE	$-	$-

OPERATING COSTS AND EXPENSES
Selling, general and administrative expenses, excluding depreciation	9,513	7,496
Amortization of intangible assets	1,076	1,076
Depreciation	3	1
Operating loss	(10,592)	(8,573)
Change in fair value of warrant liability	2,082	4,823
Net loss before income tax provision	(8,510)	(3,750)
Provision for income taxes	-	-
Net loss and comprehensive loss	$(8,510)	$(3,750)

Net loss per share, basic and diluted	$(0.04)	$(0.03)

Weighted average shares outstanding, basic and diluted	204,216	142,101

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-21

International Battery Metals Ltd.

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2024 and 2023

(In thousands)

	Year Ended March 31,
	2024	2023
CASH USED IN OPERATING ACTIVITIES
Net loss	$(8,510)	$(3,750)
Adjustments to reconcile net loss to cash used in operating activities
Share-based compensation	2,894	2,263
Shares issued for services	681	-
Amortization of intangible assets	1,076	1,076
Depreciation	3	1
Change in fair value of warrant liabilities	(2,082)	(4,823)
Changes in assets and liabilities:
Accounts receivable	(76)	(27)
Prepaid expenses	143	(421)
Trade payables and other liabilities	(36)	(528)
Net cash used in operating activities	(5,907)	(6,209)

CASH USED IN INVESTING ACTIVITIES
Purchase of equipment	(2,617)	(3,217)
Net cash used in investing activities	(2,617)	(3,217)

CASH PROVIDED BY FINANCING ACTIVITIES
Proceeds from private placement of shares	9,256	1,523
Share issuance costs	(300)	5
Proceeds from exercise of warrants	181	-
Proceeds from exercise of options	112	930
Net cash provided by financing activities	9,249	2,458

Net change in cash	725	(6,968)
Beginning cash balance	301	7,269
Ending cash balance	$1,026	$301

Supplemental disclosures of non-cash transactions:
Equipment purchases included in trade payables	322	373
Value of common shares issued as milestone payments	908	-
Value of common shares issued as vendor payments	-	4,339
Value of common shares issued for equipment acquisition	-	15,978

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-22

International Battery Metals Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended March 31, 2024 and 2023

(In thousands)

	Common	Share	Accumulated	Total Shareholders’
	Shares	Capital	Deficit	Equity
Balance as of March 31, 2022	136,273	$32,027	$(23,790)	$8,237
Shares issued for exercise of stock options	3,350	930	-	930
Private placement of shares	6,662	1,528	-	1,528
Shares issued as milestone payments	15,073	4,339	-	4,339
Private placement for acquisition of equipment	34,078	15,978	-	15,978
Share-based compensation	-	2,263	-	2,263
Net loss for the period	-	-	(3,750)	(3,750)
Balance as of March 31, 2023	195,436	57,065	(27,540)	29,525
Private placements of shares	13,424	2,603	-	2,603
Shares issued for exercise of stock options	800	112	-	112
Shares issued for exercise of warrants	422	378	-	378
Shares issued for employee bonuses	379	246	-	246
Shares issued to vendors for services	908	681	-	681
Shares issued for restrictive stock unit	12	11	-	11
Share-based compensation	-	2,637	-	2,637
Net loss for the period	-	-	(8,510)	(8,510)
Balance as of March 31, 2024	211,381	$63,733	$(36,050)	$27,683

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-23

International Battery Metals Ltd.

Notes to the Consolidated Financial Statements

For the Years Ended March 31, 2024 and 2023

1.	Organization and Description of the Business

International Battery Metals Ltd. (the “Company”) was incorporated under the Business Corporations Act (British Columbia) on July 29, 2010. The Company trades on the Canadian Securities Exchange under the stock symbol “IBAT”. The Company also trades on the Over-The-Counter Markets (“OTC”) under the stock symbol “IBATF”. The Company’s registered and records office is located at Royal Centre, Suite 1750 – 1055 W Georgia Street, Vancouver, BC V6E 3P3.

The Company is an advanced technology and manufacturing focused on environmentally responsible methods of extracting lithium compounds from brine. The Company provides its technology and equipment to holders of resource properties such as oilfield brines, subsurface brine aquifers and industrial customers who have lithium rich brine by products from their operations. The Company’s proprietary extraction process is environmentally friendly, low cost and able to produce high-quality commercial grade lithium products.

The Company’s current operations consist of the development of a modular direct lithium extraction plant (“MDLE Plant”) which can be rapidly deployed and assembled onsite at a customers’ property. The MDLE Plant is designed to process brine solutions to extract lithium chloride which can be further processed into lithium carbonate and used for industrial purposes or as a battery component. The Company constructed the first MDLE Plant in Lake Charles, Louisiana where it performed feasibility testing and was made available for demonstration to potential customers. The Company is developing a second generation MDLE Plant which will provide customers with the option to greatly increase the scale of the MDLE Plant’s capacity to process brine solutions and increase lithium chloride production.

On May 1, 2024, the Company entered into a lease agreement with US Magnesium LLC (“US Magnesium”), a producer of metals and minerals including the production of lithium carbonate (the, “US Magnesium Lease”). Pursuant to the US Magnesium lease, the Company mobilized the first MDLE Plant to US Magnesium’s facility in Salt Lake City, Utah and completed the integration of the MDLE Plant with US Magnesium’s facilities. The MDLE Plant will be used to process a solution produced from the lithium containing waste salts derived from prior magnesium production generating a lithium chloride eluent. The lithium chloride eluent will be further processed in US Magnesium’s onsite facilities to produce a high-purity lithium carbonate. In June 2024, the Company completed commission of the MDLE Plant and US Magnesium assumed operational control of the MDLE Plant.

The US Magnesium Lease has an initial term of two-years and automatically renews for successive one-year terms subject to a 180-day cancelation notice. The US Magnesium Lease also establishes the cost sharing percentages for the mobilization, commissioning and optimization of the plant. Under the terms of the US Magnesium Lease, once defined production targets are achieved, the Company will be entitled to rents and royalties based on the quantities of lithium carbonate produced and the prices that are realized in the market. Rents for the MDLE Plant, based on the level of production achieved, range from $200,000 per month to $400,000 per month and the royalties range from 3% to 5% of total product sales, depending upon the level of production achieved and the prices realized in the market. US Magnesium also has a purchase option for the MDLE Plant.

F-24

2.	Basis of Presentation

Basis of Presentation and Principles of Consolidation

The Company’s consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”) on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The consolidated financial statements include the results of the Company and its subsidiaries. A subsidiary is consolidated from the date upon which control is acquired by the Company and all intercompany transactions and balances have been eliminated.

Functional Currency

The Company has determined that the U.S. dollar is the functional currency for all the Company’s operations since the Company conducts the significant majority of its operations through its U.S subsidiary, IBAT USA, Inc., compensates all of it corporate officers and the board of directors in U.S. dollars and historically the majority of its expenditures are also denominated in U.S. dollars. The Company has maintained limited amounts of Canadian dollars to cover administration expenses associated with the Company’s registration in Canada. The Company has limited exposure currency to exchange rate fluctuations, and for the years ended March 31, 2024, and 2023, the Company recognized a net loss of $6,000, and a net loss of approximately $64,000, respectively, related to currency exchange rates.

Liquidity and Capital Resources

As of March 31, 2024, the Company’s had an accumulated deficit of approximately $36.1 million and a working capital deficit of approximately $1.1 million. On May 1, 2024, the Company entered the US Magnesium Lease to operate the MDLE Plant at US Magnesium’s facilities in Utah. The US Magnesium Lease is anticipated to provide the Company with its first commercial revenues and operating cash flows. After year end, the Company raised additional cash in two private placements totalling approximately $16.8 million. The commencement of revenue generating operations and the cash from the private placements is anticipated to support the Company’s operation for the next 12 months and beyond.

3.	Summary of Significant Accounting Policies

Cash

Cash consists of deposits with financial institutions.

Plant and Equipment

Equipment is recorded at cost less accumulated depreciation and impairment losses. The Company provides for depreciation over the expected useful life of the assets. No depreciation is recorded on assets prior to their initial commencement of operations. Costs include expenditures to acquire or construct an asset, including the preparation of an asset to commence operations, installation, commissioning, and certification costs. Subsequent costs are capitalized, either to the asset’s carrying amount or recognized as a separate asset when it is probable that the Company will derive future economic benefits, generally from extending the assets life or enhancing its’ productive capacity. The estimated useful lives of assets are reviewed by management and adjusted if necessary. Repair and maintenance costs are charged to profit or loss during the period they are incurred.

F-25

The Company substantially completed the construction of its first MDLE Plant in November 2021. As the MDLE Plant did not commence commercial operations, the Company did not initiate the recognition of depreciation on the MDLE Plant until June 19, 2024. Since the substantial completion of the MDLE Plant, the Company utilized the MDLE Plant to perform feasibility studies and as a demonstration plant for potential customers. During these feasibility studies and demonstrations, based on the results, the Company continued to make enhancements to the MDLE Plant and capitalize the associated costs. The US Magnesium Lease requires the Company to make additions to the MDLE Plant to increase the MDLE Plant’s operating capacity by adding additional equipment modules. The Company will capitalize the cost of the additional equipment modules. Pursuant to the US Magnesium Lease, US Magnesium has a purchase option to acquire the MDLE Plant which is subject to a schedule that reduces overtime. While there is no certainty that US Magnesium will exercise the purchase option, the Company will consider this in estimating the recoverable costs associated with the MDLE Plant and adjust the depreciable life of the MDLE Plant. Based on our initial assessment, the MDLE Plant will be depreciated using the straight-line method over 6 years.

Computer and office equipment is depreciated using the straight-line method over 5 years.

Intangible Assets

Intangible assets include patented technology acquired by the Company and have finite useful lives measured at cost less accumulated amortization and any accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred. Amortization is recorded using the straight-line method and is intended to amortize the cost of the assets over their estimated useful lives as follow:

●	Patents	20 years
●	Intellectual property	10 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

Fair Value of Financial Instruments

The Company has classified fair value measurements of its financial instruments using a fair value hierarchy that reflects the significance of inputs used in making the measurements as follows:

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
●	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

The fair value of financial assets and financial liabilities at amortized cost is determined based on discounted cash flow analysis or using prices from observable current market transactions. The Company considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the consolidated financial statements approximates their fair value due to the demand nature or short-term maturity of these instruments. Cash is measured using level 1 of the fair value hierarchy. Financial assets do not include amounts due from a government agency as it is a statutory (not contractual) obligation.

F-26

Leases

The Company assesses at the inception of a contract whether it contains a lease. A contract is classified as a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any indirect costs incurred. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined using the same criteria as those for property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses and adjusted for certain remeasurements of the lease liability, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or changes in assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Research and Development

Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period in which they are incurred unless certain criteria, including technical feasibility, commercial feasibility, intent and ability to develop and use the technology, are met for capitalization and amortization.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average number of common shares outstanding is adjusted for the number of shares that are potentially issuable in connection with stock options and warrants (if dilutive). The Company assumes that outstanding dilutive stock options and warrants were exercised and that the proceeds from such exercises (after adjustment of any unvested portion of stock options) were used to acquire Common Shares at the average market price during the reporting periods.

F-27

Shareholders’ Equity

Share issuance costs are recorded as a reduction of share capital when the related shares are issued. When shares and warrants are issued together as units the proceeds are allocated between common share and share purchase warrants on a pro-rata basis based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of share purchase warrants is determined using the Black-Scholes Option Pricing Model as of the date of issuance. When compensation options are issued to agents who refer investors to the Company, their fair value is determined using the Black-Scholes Option Pricing Model as of the date of issuance. The fair value of compensation options is recorded as a reduction of share capital as share issuance costs. When a warrant is exercised, forfeited or expires, the initial value recorded is reversed from reserves and credited to share capital.

Share-Based Payments

Share-based payments to employees are measured at the fair value of the instruments issued and recognized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The fair value of options is determined using the Black-Scholes Option Pricing Model which incorporates vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the estimated number of equity instruments that will eventually vest. Over the vesting period, share-based payments are recorded as an operating expense and additional paid-in capital. When options are exercised, the consideration received is recorded as additional paid-in capital.

The Company grants restricted share unit’s (“RSUs”) to eligible directors, officers, employees, and consultants of the Company. The fair value of the estimated number of RSUs that will eventually vest, determined at the date of grant, is recognized as share-based payments expense over the vesting period, with a corresponding amount recorded as equity since the Company expects to settle the RSUs with common shares. The fair value of the RSUs is estimated using the market value of the underlying shares as well as assumptions related to the market and non-market conditions at the grant date.

Warrants

The Company determines the accounting classification of warrants it issues as either liability or equity classified by first assessing whether the warrants meet liability classification. Warrants are considered liability classified if the warrants are mandatorily redeemable, obligate the Company to settle the warrants or the underlying shares by paying cash or other assets, or warrants that must or may require settlement by issuing variable number of shares. Warrants that require or may require the settlement in cash are accounted for as liabilities, irrespective of the likelihood of the transaction occurring that triggers the cash settlement feature. Liability classified warrants require fair value accounting at issuance and subsequent to initial issuance with all changes in fair value after the issuance date recorded in the statements of operations. Equity classified warrants only require fair value accounting at issuance with no changes recognized subsequent to the issuance date.

F-28

Income Taxes

Current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period, adjusted for amendments if any, to tax payable from previous years. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established, where appropriate, on the basis of amounts expected to be paid to tax authorities. Deferred tax is calculated based on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on the tax rates that have been enacted or substantively enacted at the reporting date.

Impairment of Long-lived Assets

The Company assesses the carrying value of its long-lived assets, consisting primarily of plant and equipment and lease right-of-use assets, annually or when there is evidence that events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Such events or changes in circumstances may include a significant decrease in the market price of a long-lived asset, a significant change in the extent or manner in which an asset is used, a significant change in legal factors or in the business climate, a significant deterioration in the amount of revenue or cash flows expected to be generated from a group of assets, a current expectation that, more likely than not a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life, or any other significant adverse change that would indicate that the carrying value of an asset or group of assets may not be recoverable. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset’s carrying value over its fair value is recorded. To date, the Company has not recorded any impairment losses on long-lived assets.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company had an outstanding payable to EVL Holdings, LLC (“EVL”), a greater than 10% shareholder of the Company, for approximately $710,000 as of March 31, 2024 and 2023 related to the construction of the Company’s MDLE Plant. The outstanding payable to EVL was paid in cash subsequent to March 31, 2024.

F-29

Contingencies

Contingencies are assessed on an ongoing basis to evaluate the appropriateness of liabilities and disclosures for such contingencies. Liabilities for estimated loss contingencies when management believes a loss is probable and the amount of the probable loss can be reasonably estimated. Once established, the liabilities are adjusted to the carrying amount of a contingent liability upon the occurrence of a recognizable event when facts and circumstances change, altering previous assumptions with respect to the likelihood or amount of loss. Corresponding assets are recognized for those loss contingencies that are probable of being recovered through insurance. Legal costs are expensed as they are incurred, and with a corresponding asset for such legal costs expected to be recovered through insurance.

New Accounting Standards Issued but Not Yet Effective

In December 2023, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances existing income tax disclosures to better assess how an entity’s operation and related tax risks, tax planning, and operational opportunities affect its tax rate and prospects for future cash flows. The ASU is effective for annual periods beginning after December 15, 2024. We are currently evaluating the effect the guidance will have on our consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging- Contracts in Entity’s Own Equity (Subtopic 815-40). The objective of the amendments in this ASU is to address issues identified as a result of the complexity associated with applying GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments in this ASU reduce the number of accounting models for convertible debt instruments and redeemable convertible preference shares. For convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, Derivatives and Hedging, or that do not result in substantial premiums accounted for as paid-in capital, the embedded conversion features no longer are separated from the host contract. The amendments in the ASU are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. We are currently evaluating the effect the guidance will have on our consolidated financial statements.

4.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s consolidated financial statements in conformity GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of income and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

F-30

Judgement, estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods are outlined below:

●	The Company has determined that intangible asset costs incurred which were capitalized have future economic benefits and will be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including anticipated cash flows and estimated economic life. The amortization expense related to intangible assets is determined using estimates relating to the useful life of the intangible asset.
●	The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. The Company has determined that its functional currency is the United States dollar.
●	The evaluation of the fair value of financial instruments, including the Company’s warrants and options to purchase common shares requires judgement in selecting the appropriate methodologies and models, and evaluating the ranges of assumptions and financial inputs to calculate estimates of fair value.
●	These consolidated financial statements have been prepared on a basis which assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether this assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period. This assessment is based upon planned actions that may or may not occur for a number of reasons including the Company’s own resources and external market conditions.

5.	Accounts Receivable

The Company’s accounts receivables as of March 31, 2024 and 2023 are as follows (in thousands):

	As of March 31,
	2024	2023
Accounts receivable	$105	$-
Sales tax refunds	16	17
Vendor refunds	-	28
	$121	$45

F-31

6.	Other Assets

The Company’s other assets as of March 31, 2024 and 2023 are as follows (in thousands):

	As of March 31,
	2024	2023
Prepaid patent services	$174	$-
Prepayments on equipment	-	401
Prepaid insurance	65	50
Prepaid engineering services	50	-
Rental deposit	16	16
Technology licenses	11	-
Other	20	12
Total other assets	336	479
Less: non-current	-	204
Other current assets	$336	$275

7.	Plant and Equipment

The Company’s equipment as of March 31, 2024 and 2023 are as follows (in thousands):

	As of March 31,
	2024	2023
MDLE Plant	$28,591	$25,854
Equipment	183	-
Office equipment	23	5
	28,797	25,859
Less: accumulated depreciation	4	1
	$28,793	$25,858

The MDLE Plant has been mobilized to a customer site and as of March 31, 2024, was preparing for its initial commencement of operations. Since the MDLE Plant was not operational for the years ended March 31, 2024, and 2023, no depreciation has been recorded.

8.	Lithium Extraction Technology Asset Purchase and Intangible Assets

On April 12, 2018, the Company closed an asset purchase agreement with North American Lithium, Inc. (“NAL”) and Selective Adsorption Lithium, Inc. (“SAL”), a company formerly controlled by shareholders of NAL, pursuant to which the Company acquired NAL’s data, analysis and reports related to lithium extraction from oilfield brines and all the outstanding shares of SAL, which held certain intellectual property (the “Acquisition”). The consideration for the Acquisition consisted of $875,000 cash, a 5% royalty on future product income, as defined, 4,700,000 common shares at closing and 20,609,488 common shares (“Milestone Shares”) based on the Company achieving certain milestones related to the filing of additional patents and raising additional financing. The total value of the Acquisition, including the Milestone Shares, was valued at approximately $9.1 million and recorded as intellectual property (the, “Intellectual Property”).

F-32

Additionally, the Company has filed additional patents to expand its intellectual property for the development of lithium extraction technologies. The Company’s intangible assets as of March 31, 2024, are as follows (in thousands):

	Gross	Accumulated	Net	Weighted Average Remaining
	Assets	Amortization	Assets	Life (Years)
Intellectual property	$9,276	$(4,945)	$4,331	4.5
Patents	11	(1)	10	17.5
	$9,287	$(4,946)	$4,341

The Company’s intangible assets as of March 31, 2023, are as follows (in thousands):

	Gross	Accumulated	Net	Weighted Average Remaining
	Assets	Amortization	Assets	Life (Years)
Intellectual property	$9,276	$(3,869)	$5,407	5.5
Patents	11	(1)	10	18.5
	$9,287	$(3,870)	$5,417

9.	Operating Lease

The Company entered into a sub-lease agreement for office space in Houston, Texas, commencing July 1, 2022, for a term of twenty-nine months at a monthly lease payment of $8,495. The lease liability is calculated using an incremental borrowing rate of 5.65%. Lease costs for the years ended March 31, 2024 and 2023 are as follows (in thousands):

	For the Year Ended March 31,
	2024	2023
Operating lease costs	$101	$80
Variable lease costs	91	68
Short-term lease costs	38	22
	$230	$170

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. Lease balance sheet information as March 31, 2024 and 2023 is as follows (in thousands):

	As of March 31,
	2024	2023
Assets:
Operating Lease right-of-use asset	$67	$162
Liabilities:
Operating lease liabilities, current	67	95
Operating lease liabilities, long-term	-	67
Total operating lease liabilities	$67	$162

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10.	Fair Value Measurements

The following table summarizes the Company’s assets and liabilities that are measured at fair value on a recurring basis, by level, with the fair value hierarchy as of March 31, 2024 and 2023 (in thousands):

	March 31, 2024
	Fair Value	Level 1	Level 2	Level 3
Liability
Warrant liability	4,368	-	4,368	-

	March 31, 2023
	Fair Value	Level 1	Level 2	Level 3
Liability
Warrant liability	517	-	517	-

11.	Shareholders Equity

Authorized

Authorized share capital: an unlimited number of common shares with no par value.

Issued and Outstanding

On February 11, 2024, the Company entered into a letter agreement (the, “Letter Agreement”), as amended, with EV Metals VI LLC (“EV Metals”) agreeing the principal terms and conditions upon which EV Metals, directly or through one or more of its subsidiaries or affiliates, could complete one or more transactions to purchase up to $20.0 million of units (the, “Offering”), which each unit consisting of one common shares of stock and one warrant to purchase a common share through June 10, 2024. The pricing established for the first closing (the, “Initial Closing”) was CAD $1.00 per unit and the exercise price for the warrants, with a two-year duration, as CAD $1.25 per common share. The Letter Agreement requires the Company to submit a price reservation with the Canadian Stock Exchange (“CSE”) to protect the pricing as permitted by CSE and to file for subsequent price reservations as such price reservations expire. Upon the occurrence of the Initial Closing, EV Metals shall have the right to appoint an individual to the Board of Directors of the Company and for as long as EV Metals maintains at least 5% of the issued and outstanding common shares, to nominate a potential director at subsequent shareholder meetings where directors are being considered. In additional to customary terms and conditions of such a private placement, the Letter Agreement provides EV Metals with registration rights upon EV Metals having subscribed an aggregate of $4.0 million pursuant to the Offering and maintaining beneficial ownership or control over 5% or more of all outstanding shares. On February 29, 2024, the Company completed the Initial Closing, issuing 2,704,400 units for proceed of approximately $2.0 million. EV Metals appointed Jacob Warnock to the Board of Directors. Subsequent to year end, the Company and EV Metals completed two additional closings pursuant to the terms of the Letter Agreement, as amended, as more fully described in footnote 17. Subsequent Events.

On December 29, 2023, the Company completed a private placement financing of 2,694,804 units for gross proceeds of approximately $1.4 million. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share for a period of two years from the date of issuance at an exercise price of CAD $0.82 per share.

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In December 2023, the Company issued 228,708 common shares as a signing bonus to the Co-Chief Executive Officer pursuant to an executive employment agreement, 150,000 for an officer’s performance bonus and 123,841 common shares to members of the Board of Directors in lieu of cash board fees. Additionally, the Company issued 307,947 shares to a law firm in lieu of payment for amounts owing for services rendered to the Company. The total value of these shares was approximately $500,000.

On December 8, 2023, the Company completed a private placement financing of 1,629,838 units for gross proceeds of approximately $840,000. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share for a period of two years from the date of issuance at an exercise price of CAD $0.82 per share.

On September 21, 2023, the Company issued 400,000 common shares valued at approximately $359,000 to a law firm as a retainer for professional services to be provided to the Company. Approximately $210,000 of the retainer was amortized to expense during the year ended March 31, 2024 and approximately $149,000 remains in other current assets as of March 31, 2024.

On April 21, 2023, the Company completed a private placement financing (“April 2023 Placement”) with Encompass Capital Advisors LLC (“Encompass”) issuing 6,396,999 units for gross proceeds of $5.0 million. Each unit consisted of one common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional common share for a period of two years from the date of issuance at an exercise price of CAD $1.21 per share. In connection with the offering, the Company paid an advisory fee of approximately $300,000. In connection with the closing of the April 2023 Placement, the Company agreed to amend the exercise price of 3,333,333 warrants (“Existing Warrants”) held by Encompass to $1.21 from the initial exercise price of $3.83. The Existing Warrants were allowed to expire in February 2024. The April 2023 Placement provided the Encompass with customary anti-dilution protection for a period of six months from closing and provided pre-emptive rights on future Company proposed issuances of equity, debt or other securities convertible into equity or with equity attached thereto, for a period of twenty-four months from the date of closing.

On March 21, 2023, closed a private placement of 17,250,000 units of the Company at a price per unit of CAD $0.58 to Sorcia and EVL. Each unit consists of one common share and one common share purchase warrant entitling the holder thereof to acquire one common share of the Company at a price per common share of CAD$0.58 until April 19, 2023. Upon closing of the private placement, Sorcia and EVL acquired 8,202,502 and 8,625,000 of common shares by exercising the respective number of the warrants. In lieu of receiving cash proceeds for the issuance of 34,077,502 common shares, the Company settled $7.1 million of its balance owing to Sorcia and $7.3 million of its balance owing to EVL. The balances owed to Sorcia and EVL were for reimbursements of costs associated with constructing the Company’s MDLE Plant.

On February 7, 2023, the Company issued 15,072,992 shares to the former shareholders of SAL including an officer and director of the Company as the final transfer of Milestone Shares in relation to the Company obligations in connection with the acquisition of SAL.

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On January 30, 2023, issued 6,662,324 common shares for CAD$0.305 per share for gross proceeds of CAD$2,032,009 following the exercise of the pre-emptive rights by Sorcia and one other investors under the terms of a private placement closed in August 2019 (“August 2019 Placement”). The $0.305 per share price was determined based on the 30-day volume-weighted average price on January 6, 2021, when notice was required to be provided pursuant to the terms of the August 2019 Placement. During the year ended March 31, 2023, the Company determined that Sorcia and the one other investor were not provided proper notice and cured the deficiency by informing each of the investors that their pre-emptive rights provided the opportunity to acquire an additional 3,331,162 common shares at $0.305 per share.

Weighted-average Common Shares Outstanding

(in thousands, except per share amounts)	For the Year Ended March 31,
	2024	2023
Weighted average number of shares:
Issued common shares at beginning of period	195,436	136,273
Effect of common shares issued during period	8,780	5,828
	204,216	142,101
Net loss, basic and diluted	(8,510)	(3,750)
Net loss per share, basic and diluted	$(0.04)	$(0.03)

Anti-dilutive common share equivalents excluded from the computation of diluted net loss per share for the years ended March 31, 2024 and 2023 are as follows (in thousands):

	For the Year Ended March 31,
	2024	2023
Warrants to purchase common shares	13,424	3,756
Options to purchase common shares	10,569	8,219
	23,993	11,975

Stock Options

The Company has a stock option plan (the “Plan”) which provides eligible directors, officers, employees and consultants of the Company with the opportunity to acquire an ownership interest in the Company and is the basis for the Company’s long-term incentive scheme. The Plan is administered by the Board of Directors (the, “Board”), or if appointed, by a special committee of directors appointed from time to time by the Board. The maximum number of common shares issuable under the Plan shall not exceed 10% of the number of common shares of the Company issued and outstanding as of each award date, inclusive of all common shares reserved for issuance pursuant to previously granted stock options. The exercise price of options granted under the Plan will not be less than the closing market price of the Company’s common shares on the exchange. The options have a maximum term of ten years from date of issue and vesting is determined by the Board.

On June 7, 2023, the Company amended the exercise price of 1,800,000 stock options previously granted to officers, directors and employees of the Company with exercise prices ranging from CAD$3.50 to CAD$4.37 per share. To amend the exercise price of the 1,800,000 stock options, the Company cancelled 1,800,000 stock options on June 7, 2023, and issued replacement options on July 7, 2023, following a thirty-day grace period at the amended exercise price of CAD$1.41 per share, which was the trading price of the Company’s common shares on the date of grant.

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The Company’s has historically issued options utilizing Canadian dollars (CAD$) for the strike price as the Company’s principle public listing of common shares is reported on the Canadian Securities Exchange utilizing CAD$. The following table summarizes information regarding the options including the historical CAD$ strike prices during the years ended March 31, 2024 and 2023:

	Options	Weighted- Average Exercise	Weighted- Average Exercise
	Outstanding	Price	Life (years)
	(thousands)	(CAD$)
Balance as of March 31, 2022	10,769	$0.83
Granted	800	3.65
Exercised	(3,350)	0.38
Balance as of March 31, 2023	8,219	1.28	2.9
Granted	3,570	1.20
Exercised	(800)	0.19
Cancelled June 7, 2023	(1,800)	4.05
Granted July 7, 2023	1,800	1.41
Cancelled	(420)	2.57
Balance as of March 31, 2024	10,569	$1.09	2.7

The weighted-average grant date fair value of the options granted during fiscal years 2024 and 2023 was $0.62 (CAD$0.84) and $2.48 (CAD$3.20) per share, respectively. The share-based compensation expense for fiscal years 2024 and 2023 was approximately $2.6 million and $2.3 million, respectively and is included in general and expenses in the consolidated financial statements. The total proceeds for option exercises during fiscal years 2024 and 2023 were approximately $112,000 and $930,000, respectively, and the intrinsic value per share on date of exercise was approximately $0.73 (CAD$0.99) and $2.45 (CAD$3.33), respectively. As of March 31, 2024, unrecognized compensation expense associated with unvested options granted and outstanding was approximately $368,000 to be recognized over the remaining period of 1.7 years.

The fair value of the options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the Year Ended March 31,
	2024	2023
Risk-free interest rate	3.3%	3.0%
Expected volatility	126%	134%
Expected life (years)	4.4	5.0
Expected dividend yield	0.0%	0.0%

The expected volatility assumptions have been developed taking into consideration historical volatility of the Company’s share price.

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Warrants

The Company has historically issued warrants utilizing CAD$ for the strike price as the Company’s principle public listing of common shares is reported on the Canadian Securities Exchange utilizing CAD$. The following table summarizes information regarding the warrants including the historical CAD$ strike prices during the years ended March 31, 2024 and 2023:

	Warrants	Weighted- Average Exercise	Weighted- Average Exercise
	Outstanding	Price	Life (years)
	(thousands)	(CAD$)
Balance as of March 31, 2022	3,333	$3.83	1.9
Granted	17,250	0.58
Exercised	(16,827)	0.58
Balance as of March 31, 2023	3,756	3.46	0.8
Granted	13,424	1.09
Exercised	(423)	0.58
Expired	(3,333)	3.83
Balance as of March 31, 2024	13,424	$0.84	1.5

The 3,333,333 warrants outstanding as of March 31, 2022 were held by Encompass and these warrants, pursuant to the terms of the April 2023 Placement were amended to reduce purchase price of the underlying common shares from CAD$3.83 to CAD$1.21 per common share. All these warrants expired unexercised during the year ended March 31, 2024. The summary table was not adjusted to reflect this amendment as it did not impact any of the year end reported balances.

As the strike price of the warrants is stated in a currency, Canadian dollars, which is different than the Company’s functional currency, the warrants are treated as a liability in the consolidated balance sheets. The outstanding warrant liability as of March 31, 2024 and 2023 was approximately $4.4 million and $517,000, respectively. During the years ended March 31, 2024 and 2023, the recognized a gain for the change in fair value of the warrants of approximately $2.1 million and $4.8 million respectively. The fair value of the options was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the Year Ended March 31,
	2024	2023
Risk-free interest rate	3.9%	3.7%
Expected volatility	114%	39%
Expected life (years)	2	0.1
Expected dividend yield	0.0%	0.0%

Restricted Share Unit Plan

On November 25, 2020, as amended and restated December 15, 2023, the Company adopted a restricted share unit plan (the “RSU Plan”) which allows for certain discretionary bonuses and similar awards, related to the achievement of long-term financial and strategic objectives of the Company, to be provided to eligible directors, officers, employees and consultants of the Company. The RSU Plan is administered by the Board, or if appointed, by a special committee of directors appointed from time to time by the Board. The maximum number of common shares issuable under the RSU Plan shall not exceed 10% of the number of common shares of the Company issued and outstanding as of each award date.

F-38

The Company granted 220,902 RSU’s on July 1, 2022, which were subsequently cancelled and replaced with 220,902 stock options on September 29, 2023. On June 30, 2023, the Company granted 12,500 RSU’s to an employee and concurrently issued the shares to settle the RSU’s. The Company has no RSU’s outstanding as of March 31, 2024.

12.	Licensing Agreements with Related Parties

In November 2018, the Company entered into licensing agreements as amended with Ensorcia Metals Corporation (“Ensorcia”) and its wholly-owned subsidiaries, Sorcia and Ensorcia Argentina LLC (“EAL”) (collectively, “Ensorcia Group”) whereby the Company issued lithium extraction technology licenses to Sorcia and EAL to use extraction systems manufactured by the Company in exchange for a six percent royalty (6%) on the gross sales price of all products produced and sold, less selling costs, using the licensed technology and a ten percent (10%) participation interest in each of Sorcia’s and EAL’s future resource projects or lithium extraction facilities where the Company’s licensed rights are utilized. The definition of participation interest is to be agreed upon and calculated at the time any future resource projects are negotiated. Pursuant to the licensing agreements, as amended, Sorcia and EAL have a priority over construction of the Company’s next extraction system on the Company’s construction schedule. The Company can terminate the licensing agreements with Sorcia and EAL on or after December 31, 2028. Ensorcia, Sorcia and EAL are related parties of the Company by virtue of significant shareholdings. The controlling shareholder and Chairman of the Ensorcia Group is a director of the Company.

On March 30, 2023, the Company and Entec, an affiliate of the Ensorcia Group, entered into the Entec Licensing Agreement. Pursuant to the terms of the Entec Licensing Agreement, the Company will provide Entec with a non-exclusive, limited, world-wide (other than Chile and Argentina) license to access to all patents, trade secrets, and other proprietary rights for use by Entec within the territory solely for the use and operation of equipment and systems manufactured and sold in accordance with the Entec License Agreement for the extraction of lithium salts from lithium bearing raw brine. In consideration for entering the Entec Licensing Agreement, Entec has agreed to provide the Company with a royalty equal to 6% of the net sales with respect to the first resource project or lithium extraction facility utilizing the Company’s licensed technology as well as an interest in the project equal to 10% of Entec’s interest in the project (the “Entec Participation Interest”). With respect to additional resource projects, Entec has agreed to provide the Company with both royalty payments and the Entec Participation Interest equal to the last lithium production agreement entered into by the Company in the country where the project resides.

For the years ended March 31, 2024 and 2023, the Company has not received any revenue or incurred any expense associated with these licensing agreements with the related parties.

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13.	Income Taxes

Provision for Income Taxes

The provision for income tax (benefit) differs from the amount that would have resulted by applying the combined Canadian federal and provincial statutory tax rates. A reconciliation of the statutory versus effective rates are as follows (amounts in thousands):

	For the Year Ended March 31,
	2024		2023
Income (tax benefit) at statutory rate	$(2,298)	(27)%	$(1,012)	(27)%
Change in statutory, foreign exchange rates and other	703	8%	2	-%
Permant differences	159	2%	(689)	18%
Share issuance costs	(142)	(2)%	-	-%
Adjustments to prior years’ provision	1,578	19%	(24)	1%
Change in allowance reserved against tax benefit	-	-%	1,723	(46)%
Income tax benefit, net	$-	-%	$-	-%

The significant components of the Company’s unrecorded deferred tax assets are as follows (in thousands):

	As of March 31,
	2024	2023
Non-capital loss carryforward	$3,452	$4,100
Property and equipment	-	1
Exploration and evaluation properties	128	124
Intangible assets	812	244
Right-of-use asset	(14)	(39)
Lease liability	14	40
Allowable capital losses	1	1
Share issuance costs	202	123
	4,595	4,594
Unrecognized deferred tax assets	(4,595)	(4,594)
Net deferred tax assets	$-	$-

As of March 31, 2024, the Company had non-capital tax loss carryforwards in Canada of approximately $12.8 million which can be applied to reduce future Canadian taxable income and will expire between 2031 and 2044. Additionally, the Company had no net operating tax loss carryforwards in the United States.

As of March 31, 2024, the Company has unrecognized deferred tax liability of approximately $1.5 million due to the timing differences arising on the initial recognition of the acquisition of all the issued and outstanding shares of a subsidiary acquired in 2018.

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14.	Contingency

In April 2021, former Company employees and directors and a company which they control, filed a complaint in the United States District Court for the District of Colorado against the Company for alleged wrongful dismissal and breach of a share exchange agreement. The complaint alleges non-payment of wages and benefits, appropriation of property and interference in outside employment. The Company is objecting to the complaint, has retained counsel to address and filed a countersuit alleging the counterclaim defendants diverted Company work to themselves and interfered with contractual relations. The amounts and outcome of the complaint cannot be determined at this time and has not been accrued for in the financial statements for the years ended December 31, 2024, and 2023.

15.	Risk Management

Concentration of Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash. The Company manages its credit risk relating to cash by dealing only with high-rated financial institutions as determined by rating agencies. As a result, credit risk is considered insignificant. The Company does not consider any of its financial assets to be impaired.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk by maintaining sufficient cash balances to enable settlement of transactions on the due date. The Company is exposed to liquidity risk. The Company addresses its liquidity by raising capital through the issuance of equity. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

Foreign currency risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and the U.S. dollar will affect the Company’s operations and financial results. The operating results and financial position of the Company are reported in U.S. dollars. As of March 31, 2024, the Company held approximately $39,000 of Canadian cash and trade payables and other liabilities of $268,000 denominated in Canadian dollars.

Other risks

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk and commodity price risk arising from financial instruments.

16.	Segment Information

The Company has a single reportable segment, the acquisition and development of advanced technology focused on lithium brine extraction. All non-current assets are domiciled in the United States.

17.	Subsequent Events

On May 6, 2024, the Company completed a private placement (the, “May 2024 Placement”) issuing a total of 18,642,134 units to EV Metals and Encompass for gross proceeds of approximately $10.4 million. Each unit consisted of one common share of the Company and one warrant to purchase a common share of the Company for CAD$0.9579 per common share. The May 2024 Placement included the second closing pursuant to the Letter Agreement with EV Metals, the Company issued 7,924,157 units to EV Metals for proceeds of approximately $4.4 million. The Company agreed to pay EV Metals a structuring fee of approximately $322,000 which was paid by issuing an additional 574,840 common shares.

F-41

As part of the May 2024 Placement, the Company issued 10,717,977 units to Encompass for proceeds of approximately $6.0 million. The Company agreed to cover certain expenses incurred by for the private placement by Encompas and issued an additional 80,385 shares as payment. The Company also agreed to amend the 6,396,999 warrants issued to Encompass in the April 2023 Placement to extend the expiration date to the two-year anniversary of the closing of the May 2024 Placement. The Company agreed to provide Encompass with a most favored nations provision providing Encompass with at least as favorable rights as any existing or future investors of the Company in respect of a private placement entered into or completed by the Company within six months of the May 2024 Placement. The Company agreed not to renew certain related party license agreements and use its best efforts to list the Company’s share on certain stock exchanges. Additionally, the Company agreed to a registration rights agreement (“Registration Rights Agreement”) with Encompass. The Company has determined that it will file a registration with the United States Securities and Exchange Commission (“SEC”) and anticipates submitting its initial registration on Form 10 or Form S-1. The Registration Rights Agreement provides that following the filing of the Form 10, within 60 days (or 90 days in the event of a full review) the Company will file a registration statement on Form S-1 to register Encompass’ shares. In the event that there are limitations on the number of shares that can be registered, the Registration Rights Agreement provides priority for Encompass’ shares to be registered and requires the Company to continue to make subsequent registration filing until all of the Encompass’ shares are properly registered.

On June 19, 2024, the Company completed a private placement (“June 2024 Placement”) issuing 11,478,246 units for proceed of approximately $6.4 million. Each unit consisted of one common share of the Company and one warrant to purchase a common share of the Company for CAD$0.9579 per common share. Included in this private placement was the third closing pursuant to the Letter Agreement with EV Metals, representing 8,478,246 units for proceeds of approximately $4.8 million. In connection with the offering, the Company agreed to pay Jacob Warnock a structuring fee of approximately $238,000 which was paid by issuing an additional 423,912 common shares. In connection with the June 2024 Placement, EV Metals acknowledged and agrees that it will not exercise any warrants if doing so will result in EV Metals holding greater than 20% of the issued and outstanding common shares of the Company, unless prior approval from shareholders of the Company has been obtained in accordance with the policies of the Canadian Stock Exchange.

The June 2024 Placement also included issuing 3,000,000 units to Encompass for proceeds of approximately $1.6 million under the same terms and conditions as the May 2024 Placement.

The proceeds of the May 2024 Placement and June 2024 Placement are being used to pay the Company’s portion of the cost to optimize the MDLE Plant to expand the production capacity and for general working capital purposes.

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable solely by us in connection with the sale of the securities being registered hereby. All amounts, other than the SEC registration fee, are estimates.

Amount (US$)
SEC registration fee
Accounting fees and expenses*
Legal fees and expenses*
Miscellaneous fees and expenses*
Total

* These fees are estimated and accordingly are subject to change

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Business Corporations Act (British Columbia)

We are subject to the provisions of Part 5, Division 5 of the BCBCA.

Under Section 160 of the BCBCA, we may, subject to Section 163 of the BCBCA:

(a)	Indemnify an individual who:

(i)	is or was a director or officer of the Company;

(ii)	is or was a director or officer of another corporation at a time when such corporation is or was an affiliate of the Company; or

(iii)	at the Company’s request, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, including, subject to certain limited exceptions, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), against all eligible penalties, defined below, to which the eligible party is or may be liable; and

(b)	after final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, where:

(i)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding,

(ii)	“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, we or an associated corporation (A) is or may be joined as a party, or (B) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding,

(iii)	“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding, and

(iv)	“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

II-1

Under Section 161 of the BCBCA, and subject to Section 163 of the BCBCA, we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

Under Section 162 of the BCBCA, and subject to Section 163 of the BCBCA, we may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of the proceeding, provided that we must not make such payments unless it first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under Section 163 of the BCBCA, the eligible party will repay the amounts advanced.

Under Section 163 of the BCBCA, we must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or pay the expenses of an eligible party in respect of that proceeding under Sections 160(b), 161 or 162 of the BCBCA, as the case may be, if any of the following circumstances apply:

(a)	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, we were prohibited from giving the indemnity or paying the expenses by the Company’s memorandum or Articles;

(b)	if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, we are prohibited from giving the indemnity or paying the expenses by the Company’s memorandum or Articles;

(c)	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests or the associated corporation, as the case may be; or

(d)	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf or by or on behalf of an associated corporation, we must not either indemnify the eligible party under Section 160(a) of the BCBCA against eligible penalties to which the eligible party is or may be liable, or pay the expenses of the eligible party under Sections 160(b), 161 or 162 of the BCBCA, as the case may be, in respect of the proceeding.

Under Section 164 of the BCBCA, and despite any other provision of Part 5, Division 5 of the BCBCA and whether or not payment of expenses or indemnification has been sought, authorized or declined under Part 5, Division 5 of the BCBCA, on application or an eligible party, the court may do one or more of the following:

(a)	order us to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

(b)	order us to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(c)	order the enforcement of, or any payment under, an agreement of indemnification entered into by us;

(d)	order us to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under Section 164 of the BCBCA; or

(e)	make any other order the court considers appropriate.

II-2

Section 165 of the BCBCA provides that we may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of or holding or having held a position equivalent to that of a director or officer of, we or an associated corporation.

Under Article 20.2 of the Company’s Articles, and subject to the BCBCA, we must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and it must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each eligible party is deemed to have contracted with we on the terms of the indemnity contained in the Company’s Articles.

Under Article 20.3 of the Company’s Articles, and subject to any restrictions in the BCBCA, we may indemnify any person. We have entered into indemnity agreements or employment agreements containing indemnification provisions with certain of the Company’s directors and officers. Under these indemnification provisions, an executive officer is entitled, subject to the terms and conditions thereof, to the right of indemnification by the Company for certain expenses to the fullest extent permitted by applicable law. We believe that these indemnification agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

Pursuant to Article 20.4 of the Company’s Articles, the failure of an eligible party to comply with the BCBCA or the Company’s Articles does not invalidate any indemnity to which he or she is entitled under the Company’s Articles.

Under Article 20.5 of the Company’s Articles, we may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who: (1) is or was a director, officer, employee or agent of the Company; (2) at the request of the Company, is or was a director, officer, employee or agent of another corporation at a time when the corporation is or was an affiliate of the Company; (3) at the request of the Company, is or was a director, officer, employee or agent of a corporation or a partnership, trust, joint venture or other unincorporated entity; (4) at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity; (5) against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.

We have an insurance policy covering its directors and officers, with respect to certain liabilities arising out of claims based on acts or omissions in their capacities as directors or officers.

Each director is also a party to an indemnification agreement with the Company, pursuant to which we has agreed, to the fullest extent not prohibited by law and promptly upon demand, to indemnify and hold harmless such director, their heirs and legal representatives from and against (i) all costs, charges and expenses incurred by such director in respect of any claim, demand, suit, action, proceeding or investigation in which such director and/or officer is involved or is subject by reason of being or having been a director (ii) all liabilities, damages, costs, charges and expenses whatsoever that the director may sustain or incur as a result of serving as a director in respect of any act, matter, deed or thing whatsoever made, done, committed, permitted or acquiesced in by such director in his capacity as a director, whether before or after the effective date of such indemnification agreement.

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ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

The following information represents securities sold by us within the past three years, which were not registered under the Securities Act. Included in this section are new issues, securities issued in exchange for property, services or other securities, securities issued upon conversion from the Company’s other share classes and new securities resulting from the modification of outstanding securities. We sold all of the securities listed below pursuant to: (a) the exemptions from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D (“Regulation D”) under the Securities Act; (b) Rule 701 under the Securities Act, with respect to compensatory securities offered and sold to (i) directors, (ii) officers, (iii) employees, or (iv) consultants who are natural persons providing bona fide services to we and/or its subsidiaries not in connection with the offer or sale of securities in a capital-raising transaction, and which do not directly or indirectly promote or maintain a market for the Company’s securities (each, a “Rule 701 Eligible Person”); (c) Section 3(a)(9) of the Securities Act; or (d) the exclusion from registration provided by Rule 903 of Regulation S (“Regulation S”) under the Securities Act for offers and sales of our securities which took place outside the United States.

Common Share transactions during the year ended March 31, 2022:

On March 31, 2021, we closed a non-brokered private placement with an accredited investor, in reliance on Rule 903 of Regulation S. We sold 1,666,666 units comprised of Common Shares and warrants exercisable for Common Shares at a price of $0.105 per unit for gross proceeds of $175,000. The proceeds were used to complete fabrication of the Company’s first lithium extraction unit and to pay accounts payable.

On June 23, 2021, we sold 50,000 Common Shares at a price per Common Share of $0.10 to an accredited investor, for gross proceeds of $5,000 upon the exercise of Warrants by a warrant holder, in reliance on Rule 903 of Regulation S.

On July 7, 2021, we sold 470,000 Common Shares at a price per Common Share of $0.10 for gross proceeds of $47,000 upon the exercise of Warrants by Dr. John Burba, our founder, Chief Technology Officer and a Director and an accreditor investor, in reliance on Section 4(a)(2) of the Securities Act and Regulation D.

On August 11, 2021, we sold 200,000 Common Shares at a price of $0.19 per Common Share to Logan Anderson, former CFO of the Company, also a Rule 701 Eligible Person in reliance on Rule 701 under the Securities Act, upon the exercise of Stock Options, for gross proceeds of $38,000.

On December 6, 2021, we sold 5,912,621 Common Shares at a price per Common Share of $0.103 for gross proceeds of $609,000 upon the exercise of Warrants by an accredited investor, in reliance on Rule 903 of Regulation S.

On February 24, 2022, we closed a non-brokered private placement with Encompass, a greater than 5% shareholder of the Company, in reliance on Rule 903 of Regulation S. We sold 3,333,333 units comprised of Common Shares and Warrants at a price of CAD$3.831 for aggregate consideration of US$10,000,000. The proceeds were used towards the finalization of fabrication, testing, and deployment of the MDLE Plant to South America and for general working capital. We paid an advisory fee of $600,000 to Piper Sandler and Co, the Company’s financial advisor.

On March 9, 2022, we sold 600,000 Common Shares at a price per Common Share of CAD$0.38 to David Ryan and Rodger Cree, former directors of the Company, in reliance on Rule 701 under the Securities Act, upon the exercise of Stock Options, for aggregate consideration of CAD$228,000.

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Common Share transactions during the year ended March 31, 2023:

On May 16, 2022, the Company and each of EVL Holdings and Sorcia Minerals entered into investment agreements based on EVL Holdings and Sorcia Minerals’ assumption of third-party fabrication costs of the MDLE Plant (collectively, the “EVL Sorcia Investment Agreements”) in the amount of US$4,812,850, and US$6,160,485 respectively (collectively the “Indebtedness”). Pursuant to the terms of the EVL Sorcia Investment Agreements, it was agreed that the subscription price of the 2021 Private Placement, as previously announced and approved by shareholders of the Company on April 19, 2021, would be satisfied by applying the amounts indebted to EVL Holdings and Sorcia Minerals with any excess thereunder being applied to the exercise of each of the Warrants issued pursuant to the terms of the 2021 Private Placement.

On August 15, 2022, we sold 400,000 Common Shares at a price per Common Share of CAD$0.19 and 100,000 Common Shares at a price per Common Share of CAD$0.38 to a Rule 701 Eligible Person in reliance on Rule 701 under the Securities Act, upon the exercise of Stock Options, for aggregate consideration of CAD$114,000.

On October 7, 2022, we sold 2,550,000 Common Shares at a price per Common Share of CAD$0.38 to Rule 701 Eligible Persons in reliance on Rule 701 under the Securities Act, upon the exercise of Stock Options, for aggregate consideration of CAD$969,000.

On October 20, 2022, we issued 300,000 Common Shares at a price per Common Share of CAD$0.62 to a Rule 701 Eligible Person in reliance on Rule 701 under the Securities, upon the exercise of Stock Options, for aggregate consideration of CAD$186,000.

On January 30, 2023, we issued 3,331,162 Common Shares to Ensorcia Metals, an accredited investor and greater than 5% shareholder, in reliance on Section 4(a)(2) of the Securities Act and Regulation D, and 3,331,162 Common Shares to an accredited investor, in reliance on Rule 903 of Regulation S, pursuant to their exercise of pre-emptive rights granted to them under a non-brokered private placement which closed on August 23, 2019, with each Common Share being priced at CAD$0.305 for aggregate consideration of CAD$2,032,009. The proceeds were used towards further testing and application of the MDLE Plant and to pay accounts payables.

On February 7, 2023, we issued 5,024,331 Common Shares to Dr. Burba, a director and an accreditor investor, in reliance on Section 4(a)(2) of the Securities Act and Regulation D, at the then market price of the Company’s Common Shares as traded on the CSE, pursuant to the completion of certain milestone achievements as provided for in the Share Exchange Agreement with SAL. No consideration was received by us for the issuance.

On March 10, 2023, the Company held a special meeting of the holders of Common Shares in which it obtain dis-interested shareholder re-approval of a resolution approving the 2021 Private Placement and thus re-affirming the pre-emptive rights granted to each of Sorcia Minerals and EVL Holdings under the terms of the 2021 Private Placement, and on March 21, 2023, the Company completed the 2021 Private Placement and issued 17,250,000 units to EVL Holdings LLC, an accredited investor, in reliance on Section 4(a)(2) of the Securities Act and Regulation D, and 16,827,502 units to Sorcia Minerals LLC, an accredited investor, in reliance on Section 4(a)(2) of the Securities Act and Regulation D, with each unit being priced at CAD$0.58 per unit for aggregate consideration of CAD$19,764,951.66. The proceeds from the 2021 Private Placement were used to offset the Indebtedness owing by the Company to each of EVL Holdings and Sorcia Minerals. On March 22, 2023, we issued 5,024,331 Common Shares to Christina Borgese an accredited investor and former executive officer of the Company, and 5,024,330 Common Shares to Marc Privitera, an accredited investor and former executive officer of the Company, in reliance Section 4(a)(2) of the Securities Act and Regulation D, at the then market price of the Company’s Common Shares as traded on the CSE, pursuant to the completion of certain milestone achievements as provided for in the SAL Share Exchange Agreement. No consideration was received by us for the issuance.

Common Share transactions during the year ended March 31, 2024:

On April 20, 2023, we sold 422,498 Common Shares at a price per Common Share of CAD$0.58 for gross proceeds of CAD$245,044 upon the exercise of Warrants by Sorcia Minerals, an accredited investor, in reliance on Section 4(a)(2) of the Securities Act and of Regulation D.

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On April 21, 2023, the completed a non-brokered private placement and issued 6,396,999 Units, consisting of 6,396,999 Common Shares and 6,396,999 Warrants to Encompass, an accredited investor, in reliance on Regulation S of the Securities Act, with each Unit being priced at CAD$1.04635 for gross proceeds of CAD$6,693,500.01. Each unit is comprised of one Common Share and one Warrant entitling the holder to purchase one Common Share for a period of two years at a price of CAD$1.21. The proceeds from the private placement were used for working capital needs, to accelerate research and development efforts, product development and technology adoption, and for preplacement orders of MDLE Plants for siting on customer brine resources.

On July 4, 2023, we sold 12,500 Common Shares to a Rule 701 Eligible Person in reliance on Rule 701 under the Securities Act, upon the vesting of RSUs of the Company, originally issued in reliance on Rule 701 under the Securities Act. No consideration was received by us for this issuance.

On August 28, 2023, we sold 800,000 Common Shares at a price per Common Share of CAD$0.19, to a Rule 701 Eligible Person in reliance on Rule 701 under the Securities Act, upon the exercise of Stock Options, for aggregate consideration of CAD$152,000.

On September 21, 2023, we sold 400,000 Common Shares at a price per Common Share of CAD$1.195, to a service provider in reliance on Section 4(a)(2) of the Securities Act and Regulation D.

On December 8, 2023, we completed a non-brokered private placement and sold 1,629,838 units to Garry Flowers, former Chief Executive Officer, Dr. John Burba, Chief Technology Officer and director, and a consultant, each an accredited investor, in reliance Section 4(a)(2) of the Securities Act on Regulation D, with each unit being priced at CAD$0.70 for gross proceeds of CAD$1.1 million/US$840,000. Each unit was comprised of one Common Share and one Warrant entitling the holder to purchase one Common Share for a period of two years at a price of CAD$0.82. The proceeds from the private placement were used towards the Company’s ongoing operations and other general corporate expenditures.

On December 11, 2023, we issued 228,708 Common Shares at a price per Common Share of CAD$0.89, to Libor Michel, then co-CEO and an accredited investor, in reliance on Section 4(a)(2) of the Securities Act and Regulation D, pursuant to the terms of his executive employment agreement with the Company. No consideration was received by us for the issuance.

On December 12, 2023, we issued 431,788 Common Shares, with 123,841 Common Shares are to having a deemed price of CAD$0.89, and 307,947 Common Shares having a deemed issuance price of CAD$0.70, to certain directors, officers, and consultants of the Company, in reliance on Section 4(a)(2) of the Securities Act and Regulation D, in lieu of cash payment for services rendered in that capacity. No consideration was received by us for the issuance.

On December 29, 2023, we issued 150,000 Common Shares with a deemed price of CAD$0.90 to Joshua Hebert, an accredited investor, in reliance on Section 4(a)(2) of the Securities Act and Regulation D, pursuant to certain amendments made to Mr. Hebert’s employment agreement with the Company. No consideration was received by us for the issuance.

On December 29, 2023, we also completed a non-brokered private placement and issued 2,694,804 units to certain insiders of the Company, and accredited investors, in reliance on Section 4(a)(2) of the Securities Act and Regulation D, with each unit being priced at CAD$0.70 for aggregate consideration of $1.4 million. Each Unit was comprised of one Common Share and one Warrant entitling the holder to purchase one Common Share at a price of CAD$0.82 until December 29, 2025. The proceeds from the private placement were used towards the Company’s ongoing operations and general corporate expenditures.

On February 29, 2024, we completed a first closing of a non-brokered private placement and issued 2,702,400 units to EV Metals VI, an accredited investor, in reliance on Section 4(a)(2) of the Securities Act and Regulation D, with each unit being priced at CAD$1.00, for aggregate consideration of CAD$2,702,400. Each unit was comprised of one Common Share and one Warrant entitling the holder to purchase one Common Share at a price of CAD$1.25 until March 1, 2026. The proceeds from the private placement were used towards the costs of mobilization and commission of the MDLE Plant.

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On March 27, 2024, we issued 76,005 Common Shares at a deemed price of CAD$1.00, to Mr. Tony Colletti, Mr. William Webster, then directors of the Company, and Roderick Kirkham, then Corporate Secretary to the Company, in reliance on Section 4(a)(2) of the Securities Act and Regulation D, in lieu of cash payment for services rendered in that capacity. No consideration was received by us for the issuance.

Common Share transactions post March 31, 2024:

On May 6, 2024, we completed a second closing of a non-brokered private placement (first closing occurred on February 29, 2024 as described above) and issued in total 18,642,134 units to Encompass and EV Metals VI, each an accredited investor in reliance on Regulation S of the Securities Act, with each unit being priced at CAD$0.76632, for aggregate consideration of approximately US$10.4 million. Encompass acquired the units as a result of its exercise of the Encompass Pre-Emptive Rights pursuant to the terms of the Encompass Investment Agreement entered into with Encompass in respect of the April 2023 Placement. Each unit was comprised of one Common Share and one Warrant entitling the holder to purchase one Common Share of ours for a period of two years at a price of CAD$0.9579. In addition, we also caused the issuance of 574,840 Common Shares to EV Metals VI, pursuant to certain financing structuring fees as agreed to by us and EV Metals VI under the terms of the investment agreement dated May 3, 2024. The proceeds of the private placement were used towards current obligations for the deployment of its MDLE Plant in the western United States, and for general working capital purposes.

On May 9, 2024, we also issued 80,385 Common Shares to Encompass, an accredited investor in reliance on Regulation S of the Securities Act, with each Common Share being priced at CAD$0.76632. The Common Shares were issued to Encompass as payment to cover certain expenses incurred by Encompass for the non-brokered private placement, described above.

On May 31, 2024, we issued 14,624 Common Shares a Rule 701 Eligible Person in reliance on Rule 701 under the Securities Act, pursuant to the terms of such person’s employment with the Company. No consideration was received by us for the issuance.

On June 19, 2024, we completed a non-brokered private placement with EV Metals and Encompass, each an accredited investor, in reliance on Regulation S of the Securities Act, issuing 8,478,246 units and 3,000,000 units, respectively, constituting a total of 11,478,246 units, with each unit being priced at CAD$0.76632, for aggregate consideration of approximately US$6.4 million. Encompass acquired the units as a result of its exercise of the Encompass Pre-Emptive Rights. As part of this private placement, Encompass was issued 3,000,000 units for proceeds of approximately $1.6 million under the same terms and conditions as the May 2024 Placement. Each unit was comprised of one Common Share and one Warrant entitling the holder to purchase one Common Share from us for a period of two years at a price of CAD$0.9579. Included in this private placement, was the third closing with EV Metals, which received 8,478,246 units for proceeds of approximately $4.8 million. In connection with the offering to EV Metals, we also caused the issuance of 423,912 Common Shares to EV Metals VI, pursuant to certain financing structuring fees as agreed to by us and EV Metals VI under the terms of the investment agreement dated May 3, 2024. The proceeds of the private placement were used by us for expenditures to increase the production capacity of its MDLE Plant contracted for operations in the western United States as previously announced on January 11, 2024, and May 6, 2024, and for general working capital purposes.

On August 20, 2024, we issued 4,227,630 performance based RSUs of the Company of which 300,000 units vested upon issuance, to a Rule 701 Eligible Person in reliance on Rule 701 under the Securities Act. No consideration was received by us for this issuance.

On August 20, 2024, we issued 2,113,814 stock options to a Rule 701 Eligible Person in reliance on Rule 701 under the Securities Act and in accordance with the employment agreement, with an exercise price of CAD$0.94 and grant date fair value of US$0.68 (CAD$0.93) per stock option.

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ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description of Exhibit
3.1	Articles of Incorporation dated August 28, 2017
4.1	Form of April 2023 Warrants
4.2#	Notice and Consent to the Amendment of the April 2023 Warrant Terms
4.3	Form of February 2024 Warrants
4.4	Form of May 2024 Warrants
4.5	Form of June 2024 Warrants
5.1*	Opinion of [________________]
10.1+	Executive Employment Agreement, dated June 26, 2018, by and between Dr. John L. Burba and the Company
10.2(a)+	Executive Employment Agreement, dated as of July 1, 2022, by and between Garry Flowers and IBAT USA
10.2(b)+	Amendment to Executive Employment dated as of July 29, 2024, by and between Garry Flowers and IBAT USA
10.2(c)+	Amendment to Executive Employment dated as of July 31, 2024, by and between Garry Flowers and IBAT USA
10.3+	Executive Employment Agreement, dated as of December 11, 2023, by and between Douglas Smith and the Company
10.4+	Executive Employment Agreement, dated as of December 11, 2023, by and between Libor Michel and the Company
10.5+	Executive Employment Agreement, dated August 6, 2024, by and between Iris Jancik and the Company
10.6+	Rolling 10% Incentive Share Option Plan dated December 15, 2023
10.7+	Amended and Restated Restricted Share Unit Plan dated as of December 15, 2023
10.8	Registration Rights Agreement with EV Metals dated May 3, 2024
10.9#	Registration Rights Agreement with Encompass Funds dated May 3, 2024
10.10#	Investment Agreement with Encompass dated April 26, 2024
21.1*	List of Subsidiaries of the Company
23.1*	Consent of Marcum LLP, Independent Registered Public Accounting Firm
23.1*	Consent of [_______________] (included in the opinion filed as Exhibit 5.1 to this registration statement)
24.1*	Powers of Attorney (included on the signature pages of this registration statement).

* To be filed by amendment

# Certain confidential portions (indicated by brackets and asterisks) of this exhibit have been omitted from this exhibit.

+ Indicates management contract or compensatory plan.

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ITEM 17. UNDERTAKINGS.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (ii), and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred and paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereby, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, State of Texas on            ,                .

INTERNATIONAL BATTERY METALS LTD.

By:
Name:	Iris Jancik
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Iris Jancik and Douglas Smith, and each one of them, as his/her true and lawful attorneys-in-fact and agents, with full power of substitution and redistribution, for him and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Iris Jancik	Chief Executive Officer	, 2025
(principal executive officer)

	Chief Financial Officer	, 2025
Douglas Smith	(principal financial and accounting officer)

Dr. John Burba	Chief Technology Officer and Director	, 2025

James Schultz	Director	, 2025

Keith Solar	Director	, 2025

John Souther	Director	, 2025

Jacob Warnock	Director	, 2025

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of International Battery Metals Ltd., has signed this registration statement or amendment thereto in Plano, Texas, on                           , 2025.

Authorized U.S. Representative

By:
Name:	Norma Garcia
Title:	General Counsel, Corporate Secretary

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